FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  July 6, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         Annual Report and Accounts




MAIN HEADING


                            Annual Report & Accounts
                                     03-04
                        For the year ended 31 March 2004


1     Key Points
2     Chairman's Statement
4     Review of Operating Performance and Financial Review
23    Environment & Social Responsibility
25    Restructuring
28    Board of Directors
30    Corporate Governance
36    Remuneration Committee Report
43    Directors' Report
45    Independent Auditors' Report
47    Group Profit & Loss Account
48    Balance Sheets
49    Group Cash Flow Statement
49    Statement of Total Recognised Gains and Losses
50    Notes to the Financial Statements
89    Five Year Financial Summary
90    Shareholder Information
91    Glossary



Safe Harbour

This  document  contains  certain  "forward-looking"  statements  as  defined in
Section 21E of the US Securities Exchange Act of 1934, including statements with respect to British Energy's business plans, the performance of its stations, electricity prices and other matters that are not historical facts concerning the business operations, financial conditions and results of operations of British Energy. These forward-looking statements typically contain words such as "intends", "expects", "anticipates", "estimates", "aim", "believe", "assume", "should", and words of similar import, which are predictions of or indicate future events or trends. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which are in some cases beyond the control of British Energy and may cause actual results or performance to differ materially from those expressed or implied from such forward-looking statements. British Energy has identified some important factors that may cause such differences in British Energy's Form 20-F annual report for the year ended 31 March 2003 filed with the US Securities and Exchange Commission.

EBITDA is defined by the Company as operating income before interest expense, income taxes, depreciation and amortisation. The Company has included information concerning EBITDA because it believes that it is used by certain investors as one measure of the Company's financial performance. EBITDA is not a measure of financial performance under United Kingdom Generally Accepted Accounting Principles and is not necessarily comparable to similarly titled measures used by other companies. EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with United Kingdom Generally Accepted Accounting Principles) as a measure of liquidity.


--------------------------------------------------------------------------------
Key Points

UK operating profit of GBP57m before exceptional operating credits of GBP283m, giving a total Group operating profit for continuing activities of GBP340m compared to a GBP3,899m loss last year. Profit before tax of GBP232m, after exceptional credits of GBP403m.

Exceptional credits include a non-cash accounting adjustment of GBP295m for the partial reversal of the write-down of fixed assets in the prior year following the impairment review.

Total output for the year of 72.6 TWh. Nuclear output of 65.0 TWh, up from 63.8 TWh in the prior year, but below the Company's target of 67.0 TWh. Eggborough output up 1.9 TWh to 7.6 TWh.

Realised price for the year was GBP16.9/MWh, with a total operating cost of GBP16.5/MWh - resulting in a positive margin of GBP0.4/MWh, an improvement over the negative margin of GBP0.3/MWh in the prior year.

Implementation of the Performance Improvement Programme commenced during the year. The Company is taking forward plans to improve the operational performance and reliability of its nuclear plants, and now expects to increase plant expenditure and other costs above previously announced levels.

Progress has been made towards the completion of the restructuring but it still remains subject to a large number of significant uncertainties and important conditions. The Secretary of State for Trade and Industry now expects to receive a decision from the European Commission on the Government's State aid application this autumn. Restructuring costs of GBP43m were incurred during the year, compared to GBP35m last year.

Our investment in AmerGen was sold for US$277m allowing the Government Facility to be fully repaid. The year end cash balance was GBP573m of which GBP297m was deposited in support of collateral requirements. Net debt reduced by GBP240m to GBP310m.

No final dividend is proposed. The Board does not expect to propose any dividend in respect of the two financial years ending March 2005 and March 2006.




--------------------------------------------------------------------------------
Chairman's Statement
In the past 12 months we have made
considerable progress towards restructuring, with significant milestones being achieved.


In last year's Annual Report, I reported to you on the traumatic events of 2002. Over the past twelve months we have made considerable progress in agreeing the shape of the proposed restructuring and the new British Energy with the Government and our creditors (the Proposed Restructuring), details of which can be found on page 25. In October, we reached agreement with our major creditors on the restructuring plan. The way forward is subject to a large number of significant uncertainties and important conditions including approval by the European Commission (the Commission), Court sanction and settling certain documents with creditors. We must also establish our viability to the satisfaction of the Secretary of State for Trade and Industry. It is intended that the Proposed Restructuring be implemented in the current financial year but there is a great deal to do in order to achieve this, and the size of the task should not be underestimated.

Total output for the year was 72.6 TWh. Nuclear output was 65.0 TWh, up from last year but less than the target we set for ourselves. The improved generation output helped lead to an operating profit of GBP57m which together with exceptional operating credits of GBP283m, resulted in a total Group operating profit for continuing activities of GBP340m compared to a GBP3,899m loss last year. It is the intention of the Company to pay dividends when the requirements of the business permit, subject to the distributable reserves position and restrictions under the restructuring arrangements. No dividend is expected in respect of the two financial years ending March 2005 and March 2006, as the Board believes that investing in the business is a prerequisite for a successful turnaround.

Restructuring
Since I reported to you last on the principles of our Proposed Restructuring we have reached formal agreement with our major creditors and the Government on the Proposed Restructuring plan and in October we exchanged a Creditor Restructuring Agreement and a Government Restructuring Agreement documenting these proposals.

The key features of these agreements are:

* Certain creditors have agreed to extinguish their unsecured claims against the Group in exchange for GBP275m of new bonds and at least 97.5% of the issued ordinary shares of the restructured Group.

* The Nuclear Liabilities Fund (NLF) will assume financial responsibility for discharging certain of the Group's uncontracted nuclear liabilities and costs of decommissioning the Group's nuclear power stations, and the Government will assume financial responsibility for certain of the Group's contracted nuclear liabilities and any shortfall in the NLF.

* In consideration for this assumption of financial responsibility, the Group will issue GBP275m in new bonds to the NLF and will also make further payments to the NLF.

* These payments to the NLF will include a proportion, initially (and not to exceed) 65%, of the Group's adjusted cash flow, which the NLF will be entitled to convert into a proportional equity shareholding in the Group.

* The Eggborough Bank Syndicate have agreed to replace their existing secured claims with a right to payments having a payment profile equivalent to GBP150m of new bonds. In addition, they will have an option to acquire the Eggborough station in 2010 upon payment of a GBP104m break fee and the extinguishing of outstanding bond equivalent payments.

* British Energy's existing shareholders will, if the Members' Scheme is implemented, receive new ordinary shares equal to 2.5% of the share capital of the Group immediately following implementation of the Proposed Restructuring as well as warrants to subscribe GBP28.95m for shares representing a further 5.0% of the Group's thereby diluted issued share capital immediately following implementation of the Proposed Restructuring.

* The standstill arrangements agreed on 14 February 2003 have been extended and will continue while the Proposed Restructuring is being implemented (subject to certain termination events not occurring).

The restructuring plan has yet to be agreed by the Commission. Due to the need for the Company and the DTI to complete final assessments in relation to the financing of the Group, it will not be possible for the Secretary of State to present all the necessary information to the Commission to enable the Commission to take a decision before its summer break. The DTI now expects the Commission to take a decision this autumn. Thereafter we are required under our agreements with creditors and the Government to complete the restructuring by 31 January 2005 at the latest.

A condition of the restructuring principles we agreed in November 2002 was the disposal of our North American businesses. In February 2003, we sold our interest in Bruce Power. In December 2003, following a competitive sale process, British Energy sold its 50% interest in AmerGen to its joint venture partner, Exelon. The proceeds of US$277m from the sale of our interest in AmerGen were applied in repaying all sums owing under the Government Facility. The remaining proceeds were used to fund ongoing collateral requirements. At the year end, the Company had a cash and liquid funds balance of GBP573m of which GBP297m was deposited in support of collateral requirements.

If  the   restructuring  is  implemented,   the  return,  if  any,  to  existing
shareholders  will  represent  a very  significant  dilution  of their  existing interests. However, the Board continues to believe that the Proposed Restructuring is in the best interests of the Company, and is working hard to ensure that all the necessary conditions are met. It must


--------------------------------------------------------------------------------
Adrian Montague Chairman

be recognised that the restructuring remains subject to a large number of significant uncertainties and important conditions and, that if, for any reason, the restructuring cannot proceed, the Board may have to seek the protection of insolvency proceedings. In this case the distribution to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there will be any return to shareholders.

The Creditor Restructuring Agreement requires that, absent shareholder approval, the agreed restructuring will be completed by delisting the Company's shares from the Official List thus avoiding the requirement for shareholder approval under the existing Listing Rules. The UKLA has published a consultation paper proposing that a rule change should be made which would require shareholder consent for delisting. Even if the Proposed Restructuring is not approved by shareholders the Company does not believe that the timescale for this proposed rule change will prevent implementation of the agreed restructuring.

The Proposed Restructuring is only part of the story; the sale of our interest in AmerGen saw British Energy return to being solely a UK business, and much work has been undertaken to restructure our generation and trading businesses, including the planned relocation of our headquarters in Scotland and sale of the current premises at Peel Park. In his review, Mike Alexander outlines the significant steps taken over the year to put in place the foundations for improved performance and reliability from our stations and to change the culture in British Energy.

Industry Development
Over the past year, some commentators have voiced concerns over the availability of sufficient generation capacity to meet demand. This brought the need for investment in UK power generation into sharper focus. Much of the current debate has centred on whether future dependency on gas should be balanced by renewables or the replacement of existing nuclear generation. We regard a balanced portfolio of energy sources and addressing long-term decisions on the need for new power stations as fundamental to the future security of energy supply for the United Kingdom. Increases in wholesale prices for electricity during the year have started to improve the climate for investment in generation assets. The forthcoming Emissions Trading Scheme and other environmental legislation will aim to restrict the emission of greenhouse gases by generators. There is, however, some way to go before the UK has a stable market creating sufficient confidence for longer term investments. At the same time, progress needs to be made on the Government's initiative through the Committee on Radioactive Waste Management to develop a UK approach to nuclear waste disposal - this is essential to the future of nuclear power.

Safety
Safety as always remains our first priority and we recognise its importance to the continuing public confidence in our operations. Public confidence in our operations is in turn dependent upon our safety record. Our performance in the course of the year shows scope for further improvement, and we are working with the World Association of Nuclear Operators (WANO) to apply best practice from elsewhere in the world, especially the USA. We are appreciative of the support we have received from WANO and the international nuclear community in the last year. Our operational structure has already been revised to learn from this. As well as the reliability of our operations, our Performance Improvement Programme is intended to enhance both our safety performance and culture.

Board Changes
We have also strengthened the Board. The Non-Executive appointments in 2003 of William Coley, Pascal Colombani and Sir Robert Walmsley have greatly enhanced the Board's nuclear expertise while John Delucca, who joined us in February this year, brings us experience of finance and restructuring which is immensely valuable.

Having helped to secure creditor approval to the restructuring plan in October, Keith Lough stepped down as Finance Director and Martin Gatto was appointed as Interim Finance Director. Following the disposal of all our North American interests, Duncan Hawthorne stepped down from the Board in March. I would like to extend my thanks to both Keith and Duncan for their contributions to British Energy.

As well as bringing relevant expertise to the direction of our business, our new Board appointments considerably enhance the level of independent scrutiny of management's activities and will assist British Energy to meet the more stringent requirements expected under corporate governance developments. In the course of the year we have increased the comprehensiveness and frequency of our financial reporting.

I am also pleased to announce the appointment from 4 May 2004 of Neil O'Hara as Trading Director, and from 5 July 2004 of Roy Anderson as Chief Nuclear Officer.

Finally, the Board is very grateful to all our staff for their dedication during a difficult time. I would like to record my personal thanks for their continued professionalism and commitment to generating safe, reliable electricity for the UK.


Adrian Montague, CBE
Chairman



--------------------------------------------------------------------------------
Review of Operating Performance and Financial Review
The challenge for British Energy is to
improve efficiency and reliability in
our stations.



--------------------------------------------------------------------------------
Overview
--------------------------------------------------------------------------------

Total output for the year was 72.6 TWh. Of this, nuclear output for the year was
65.0 TWh, an improvement on the 63.8 TWh produced last year, but short of our target of 67.0 TWh. Nuclear output was adversely affected by unplanned outages, particularly to both reactors at Heysham 1, described further on page 6. Unplanned outages forced the Group into the market to buy back replacement power at a time of higher prices, costing an additional GBP24m. The output from Eggborough, the Group's coal-fired power station was increased by 1.9 TWh to 7.6 TWh.

The key results were the UK operating profit of GBP57m before exceptional operating credits of GBP283m giving a total Group operating profit for continuing activities of GBP340m compared to a GBP3,899m loss last year, and the Group profit before tax of GBP232m, which included exceptional credits of GBP403m. The Group profit before tax included a contribution of GBP21m from AmerGen prior to its disposal on 22 December 2003. After incurring a UK operating loss of GBP9m before exceptional costs of GBP24m in the first half of the year, the Group made a UK operating profit of GBP66m in the second half before exceptional operating credits of GBP307m. This resulted mainly from a higher realised price, largely reflecting seasonal factors, even though second half output was affected adversely by a series of unplanned outages. The realised price for the year was GBP16.9/MWh, down from GBP18.3/MWh in the prior year. However, at the same time our total operating costs were GBP16.5/MWh, down from GBP18.6/MWh in the prior year, mainly as a result of higher output.

The financial statements for the period have been drawn up on the basis of the historic BNFL contracts in respect of back end fuel costs, pending satisfaction of the restructuring conditions set out in the revised contracts. The consequence of this is that the result for the year does not reflect the profit and loss account savings that will arise under the revised BNFL back end fuel contracts, which amounted to GBP58m in the year excluding the impact of revalorisation. The saving will be recognised on the completion of the restructuring, together with other restructuring adjustments.

During the year the Group's interest in AmerGen was sold for US$277m, subject to adjustment, allowing the Government Facility to be fully repaid. Part of the adjustment mechanism relates to the value of nuclear fuel. As a result of an accounting adjustment made by Exelon to the value of nuclear fuel contained in AmerGen's balance sheet dated 21 December 2003, British Energy may be required to make a payment to Exelon of up to US$13.7m which is the subject of a formal dispute procedure. Further details can be found under Discontinued Activities on page 9.

There was a year end cash and liquid funds balance of GBP573m of which GBP297m had been deposited in support of collateral requirements. Net debt reduced by GBP240m to GBP310m.

Following the disposal of its interest in Bruce Power in February 2003, the Company received C$20m on 28 April 2003 which had been retained in an escrow account at completion of the disposal of the Group's interest in Bruce Power in respect of a possible price adjustment relating to pensions. This followed confirmation that no such adjustment was required. We also received payment of C$20m as a result of the restart of one unit at Bruce A (Unit 4 returned to service during the third quarter of the year). Subsequently Unit 3 returned to service in the fourth quarter. A further payment of C$10m was received on 25 May 2004. In February 2004, we received a notice of warranty claims from the consortium which purchased our interest in the Bruce power station relating to the alleged condition of certain plant at the power station and to the treatment of expenditure at the Bruce plant during the period of the Group's ownership which is currently being considered by the Canadian tax authorities. The Company expects to defend the claim if it is pursued further. Further details can be found on page 20.

In February 2004 we announced the settlement of a long-standing dispute with Siemens Power Generation Limited (Siemens) whereby Siemens agreed to pay the Company GBP18.3m, which was received in March. Further details are contained in note 4 to the financial statements.

The challenge for British Energy is to complete the Proposed Restructuring and focus on improving efficiency and reliability in our stations in order that we may compete in the very competitive UK electricity market. Clearly there is much to be done to ensure that British Energy achieves world class standards of reliability. The Company has already embarked on a number of programmes which are intended to tackle the causes of under-performance and reduce losses from unplanned outages to competitive levels, improve our trading performance and reduce our overheads. In doing so, we are seeking to harness the skills and experience of leading operators in various fields. A major part of the drive is the Performance Improvement Programme which is central to the operational plans designed to enhance the prospects of the Group.

A key appointment as part of our operational plans is that of Roy Anderson as Chief Nuclear Officer, responsible for the operation of our eight nuclear power stations. He joins us from PSEG Nuclear in the US where he was President. Mr Anderson was also previously Chief



--------------------------------------------------------------------------------
Mike Alexander Chief Executive

Nuclear Officer of Nuclear Management Company and prior to that of Florida Power Corporation. Mr Anderson has significant experience of nuclear turnarounds and his experience will be valuable as the Company progresses the Performance Improvement Programme and restructuring. David Gilchrist, currently Managing Director, British Energy Generation, will take on the new Group wide position of Technical Director, which will strengthen the technical and operational involvement in key regulatory and commercial support areas across British Energy.

The Group has continued to seek to reduce its exposure to volatility in market prices through a trading strategy which utilises diverse sales channels whilst minimising the amount of trading collateral required. Our direct sales business has continued to show strong growth, increasing volumes supplied during the year by almost 30%, to 29.1 TWh.

During the course of the year, the Company also continued to streamline overhead costs in various areas, for example the decision to sell its existing headquarters at Peel Park, East Kilbride and relocate to Livingston, near Edinburgh. The Company also announced in July 2003 that the nuclear power station support functions, currently split between Peel Park and Barnwood in Gloucester would be brought together to create a centre of excellence. As a result, around 150 operational jobs will be relocated to Barnwood, whilst the electrical and civil engineering support groups and some business support functions will remain in Scotland.

Business Review
British Energy has a total of eight nuclear power stations. Seven are Advanced Gas-cooled Reactor (AGR) power stations; Dungeness B; Hartlepool; Heysham 1;

Heysham 2; Hunterston B; Hinkley Point B and Torness. The eighth station, Sizewell B, is the UK's sole Pressurised Water Reactor (PWR). The results for Eggborough, our coal-fired power station in Yorkshire, are discussed in the Power and Energy Trading section beginning on page 7.

Performance Improvement Programme
During the year, British Energy started its drive to focus on four fundamentals -human performance, equipment reliability, management of work and operational focus. In order to address these and as part of its efforts to reduce the level of unplanned generation losses to competitive levels, the Company announced the launch of its Performance Improvement Programme. The human performance element is a drive to implement and reinforce a standard set of error reduction tools used widely in the nuclear industry. The focus on equipment reliability aims to identify and rectify the root causes of equipment problems and therefore improve our performance. Management of work is concentrated on getting the best out of our investment in our work management tools and processes and finally, operational focus is about getting the whole British Energy organisation aligned to support our power stations in delivering safe and reliable output.

To support the implementation of these programmes the Company has engaged a consortium of experienced consultants in conjunction with significant support from WANO. Through WANO, the Company's Performance Improvement Programme and power station management teams have been supplemented with additional experienced nuclear professionals.

British Energy's focus over the coming twelve months is to continue to improve infrastructure, including significantly improving training arrangements and focusing on the human performance aspect of our business. Already changes have been made to the power station organisation. In addition, a number of operationally experienced people have been appointed to senior positions in the Group's central support functions. A review of the condition of our generation assets is underway, and once the Company has the correct structures and operational processes in place, further emphasis will be put on improving the Materiel Condition of plant (see Glossary for definition).

I am grateful to our staff, creditors, customers and shareholders for their support and understanding during the implementation of the restructuring and the other changes being undertaken by the Company to improve its performance. I recognise that this has been a very testing period for all concerned with the Company. However, I am convinced that full implementation of the restructuring and Performance Improvement Programme will allow the Company to play a key role in the UK's electricity generating mix.

Update on Unit Costs and Collateral
Over the past few months, the Company has been evaluating its business plan for the three years ending 31 March 2007. As a result British Energy's expected cost base post restructuring and anticipated collateral levels have been revised.

In relation to the current financial year ending 31 March 2005, British Energy expects that the investment in major plant projects, repairs and strategic spares across the whole Group, including incremental costs associated with the Performance Improvement Programme of approximately GBP25m, will be around GBP175m. Whether or not any of this expenditure will be capitalised or expensed depends on the future carrying value of fixed assets as a result of impairment and fair value reviews and whether the expenditure will enhance the value of the assets. The


--------------------------------------------------------------------------------
Review of Operating Performance and Financial Review

Performance Improvement Programme costs above include an increase in revenue expenditure relating to staff and support costs which will be expensed in any event.

The detailed budgets for each of the last two years of the business plan will not be finalised until shortly prior to the commencement of the relevant financial year. The incremental expenditure of the Performance Improvement Programme will depend on the financial resources and prospects of the Group at the relevant time. Based on its current expectations of future electricity prices and output, and therefore financial resources, the Company believes that annual investment in major plant projects, repairs and strategic spares across the whole Group which includes incremental Performance Improvement Programme annual expenditure of GBP85m to GBP120m will be in the range GBP220m to GBP255m in the two years ending 31 March 2006 and 2007. This compares with the range of capital expenditure of GBP85m to GBP90m stated in the 1 October 2003 announcement which did not include any Performance Improvement Programme expenditure, nor the cost of repairs and strategic spares.

Assuming an average nuclear output level for the three years commencing 1 April 2004 of 67.0 TWh, the average nuclear unit cash costs are expected to be as follows:

                    As announced in October 2003                                   Updated in June 2004
  Base reference price    Average nuclear     Average nuclear cost     Average reference price      Average nuclear
     per MWh(1)(2)        cost per MWh(3)     per MWh increased by       per MWh increased by     cost per MWh(4)(5)
                                                  inflation(5)             inflation(4)(5)
         (GBP)                 (GBP)                 (GBP)                      (GBP)                    (GBP)
====================== =================== ======================= ===========================  =====================
          14.0                 13.8                   14.1                      15.1                     15.5
====================== =================== ======================= ===========================  =====================
          15.0                 13.9                   14.2                      16.2                     15.6
====================== =================== ======================= ===========================  =====================
          16.0                 14.5                   14.9                      17.3                     16.2
====================== =================== ======================= ===========================  =====================
          17.0                 15.0                   15.4                      18.4                     16.7
====================== =================== ======================= ===========================  =====================
          18.0                 15.5                   15.9                      19.4                     17.2
====================== =================== ======================= ===========================  =====================
          19.0                 15.9                   16.3                      20.5                     17.6
====================== =================== ======================= ===========================  =====================
          20.0                 16.2                   16.6                      21.6                     17.9
====================== =================== ======================= ===========================  =====================
          21.0                 16.4                   16.8                      22.7                     18.1
====================== =================== ======================= ===========================  =====================
          22.0                 16.4                   16.8                      23.8                     18.1
====================== =================== ======================= ===========================  =====================


Note 1: Reference price is the wholesale price of electricity upon which the price of nuclear fuel from BNFL is based.
Note 2: Stated in 2002/03 money values.
Note 3: Average over the period 2003/04 to 2005/06.
Note 4: Average over the period 2004/05 to 2006/07.
Note 5: Inflation assumed at 2.5% pa.

The average nuclear costs per MWh as updated in June 2004 represents an increase of approximately GBP1.3/MWh, after eliminating the impact of inflation, in the Company's nuclear cash cost per MWh compared with the range stated in the 1 October 2003 announcement. This is attributable almost entirely to increased investment in the plant and the costs of the Performance Improvement Programme.




The Company anticipates that there may be a need to increase the level of its future annual contributions to the pension fund depending on the performance of financial markets, from a previously estimated GBP35m to approximately GBP65m per annum for the three years commencing 1 April 2005.

The Company has therefore revised its projected nuclear unit cash operating costs for the three financial years ending 31 March 2007. These costs include maintenance, expenditures on plant and equipment and corporate overheads but exclude the impact of the NLF cash sweep. It excludes movements in working capital and all costs relating to Eggborough. An illustration of the projected nuclear unit operating costs is shown below.

It should be noted that, as British Energy's costs are primarily fixed, at different output levels these units costs would be different. In addition, under the terms of the revised arrangements with BNFL the reference price is based on 2002/03 prices and indexed to the RPI and therefore need to be escalated to take account of actual inflation. There is no change in nuclear cash cost above a baseload electricity price of GBP21.0/MWh (2002/03 prices).

In the announcement of 1 October 2003, British Energy provided its view of the level of collateral that it expects would be required to support its trading activities. The Company has updated its view of the expected range of future collateral reflecting the higher level and volatility of electricity prices, taking account also of increased sales through routes to market that generally have lower collateral requirements.

The Company now expects that the collateral required to support the trading activities will be in a range of GBP270m to GBP320m based on the current sales mix and no further undue volatility in the forward curve for electricity prices. Collateral amounts in this range would result in an increase in the target amount for cash reserves under the contribution agreement with the Government (see note 1 to the financial statements).


--------------------------------------------------------------------------------
Nuclear Generation
--------------------------------------------------------------------------------

Nuclear output for the year was 65.0 TWh (a load factor of 77%). This compared to a target of 67.0 TWh and the 63.8 TWh (a load factor of 76%) achieved in the prior year. The shortfall in the year compared to the target arose as a result of the significant impact of unplanned outages, in particular at Heysham 1. The outages of both reactors at Heysham 1 were due to a cast iron pipework failure in the seawater cooling system within the turbine hall. Following repairs, both units returned to service before the financial year end. The resultant loss of output was some 3.2 TWh, equivalent to some GBP71m of lost profit contribution inclusive of imbalance costs and associated fuel savings.

Following the unplanned outages at Heysham 1, the Company reviewed the implications for further cast iron pipework replacement at its other stations, and on 19 March 2004 announced that its target for nuclear output for 2004/05 was 64.5 TWh. This target takes into account an estimated loss of 2.5 TWh resulting from the Company's estimates of the work required to carry out cast iron pipework replacement at other stations in 2004/05. Some of this work may be moved to 2005/06 as the Company seeks to utilise planned outages to maximum effect.

Last year we carried out 5.5 statutory outages (with the half representing an overlap between two financial years), representing a total loss of output of 4.9 TWh. A further loss of output of 3.0 TWh was attributable to refuelling. In addition to the loss of 3.2 TWh output resulting from the unplanned outage at Heysham 1, there were further losses of potential generation from unplanned outages of 7.5 TWh. Of these, 4.8 TWh was due to outages of 14 days or less.

Improvements in the performance of Dungeness B have continued. The station marked 21 years of supply to the National Grid by generating output of 6.7 TWh, a record for Dungeness B. The station also gained Nuclear Installations Inspectorate approval to adopt three year intervals, rather than two year, between statutory outages, bringing it in line with the rest of the British Energy AGR fleet.

The year's best performing station (by load factor) was Heysham 2 with a total output of 9.81 TWh (a load factor of 89%), exceeding the prior year by some 0.5 TWh. This was achieved despite having to replace part of a low pressure turbine at the start of the year.

Safety
Overview
The Company seeks to operate to world-class safety standards. However, during the year the Company's performance against certain key safety indicators deteriorated. These are discussed below. This is being addressed as part of the human performance aspect of the Performance Improvement Programme. One of the reasons for the review of the Company's organisational structure, and the key appointments being made as part of the Performance Improvement Programme is to implement the required changes to improve safety. The new organisational structure is designed to promote clarity of accountability for every aspect of the Company's safety performance. British Energy works closely with WANO, benefiting from the sharing of best practice and the secondment of personnel.

Nuclear Safety
The International Nuclear Event Scale (INES) is the standard scale measuring the significance of nuclear safety events. In 2003/04 one event occurred, the degradation of a feed pump system with no release of radioactivity either on or off site, which was registered at level two on the seven point INES scale - at Dungeness B on 11 July 2003. Level two is used to describe an incident with significant failure in safety provisions but with sufficient defence in depth remaining to cope with additional failures. There is no off-site impact associated with such an event. All other events were at or below level one (minor operating anomalies with no impact on staff or the general public). In 2003/04, the number of reportable minor events was 77, representing a disappointing increase on the 65 reportable minor events recorded in the prior year.

Radiological Safety
The collective radiation dose to workers at our UK stations was 0.09 manSv/reactor in 2003/04. This was a decrease from the collective dose of 0.12 manSv/reactor in the prior year. This represents approximately one-tenth of the worldwide median of the operators contributing to WANO and places British Energy in the top 10% of performers in this respect.

Industrial Safety
The Company encourages an open culture which promotes the reporting of all accidents, including those where no actual injury resulted. Over the last twelve months our accident frequency rate was 0.53 lost-time accidents per 200,000 man-hours of operation, an increase from 0.46 in the prior year.

Looking at the performance of our conventional plant, it was with deep regret that British Energy reported an accident at Eggborough power station last July, where one of our contractors lost his life. A full panel of inquiry was held to examine the circumstances and determine the cause of the accident.


--------------------------------------------------------------------------------
Power and Energy Trading
--------------------------------------------------------------------------------

Market Overview
At the end of March 2003, the forward price for baseload power for 2003/04 delivery was GBP17.0/MWh. Both spot and forward prices increased during the year, driven primarily by increases in fossil-fuel prices and tightening of capacity margins. International coal prices rose sharply during the year to unprecedented levels, and UK gas prices, which are partly linked to oil prices, also increased. The Group was protected against the rise in coal prices due to fixed-price contracts that ended during the year. At the end of March 2004, the forward price for baseload power for 2004/05 delivery was GBP22.2/MWh, an increase of 30% compared with prices prevailing in March 2003 for 2003/04 delivery as shown in the graph on the following page.

Short-term power prices were exceptionally volatile during July and August 2003, when an unusually large number of generating units were shut down for annual maintenance and high demand in France meant that power was exported via the England-France interconnector. During the summer period the operator of the National Grid was forecasting a tight margin of supply over demand for the winter peak demand periods, and called for mothballed plants to be returned to service. Market prices rose in response to this and a number of oil-fired and gas-fired units were subsequently returned to service to meet forecast demand, thereby stabilising prices.

The forward market for electricity to be delivered in 2005 and beyond reflects in part the impact of the European Union's Emissions Trading Scheme (ETS), which is scheduled to start on 1 January 2005. Under the scheme, all large fossil-fired generators will be required to submit allowances to cover their emissions of carbon dioxide. The initial allowances will be allocated by the Government according to a National Allocation Plan, which must be approved by the European Commission. The Government has indicated that the scheme could increase wholesale electricity prices in the UK by some 10%. As the owner of a coal-fired power station, British Energy is seeking an equitable allocation of allowances and preparing to be an active participant in the carbon dioxide emissions market.

The Government announced an Energy Bill in November 2003, which includes provisions (amongst others) for extending the electricity trading arrangements operating in England and Wales to all of Great Britain. The Bill is expected to become law in summer 2004, and will enable the proposed British Electricity Transmission and Trading Arrangements (BETTA) to be implemented in April 2005. These new arrangements will create a much larger market for British Energy's Scottish generation once the Nuclear Energy Agreement (NEA), under which all of the Group's Scottish generation is currently sold to Scottish Power and Scottish and Southern Energy, ends in April 2006 or following the introduction of BETTA, whichever is earlier. However, the ending of the NEA will mean a loss of the guaranteed market for the output of our Scottish stations and other routes to market are being developed.

Trading Strategy
During the year the overriding concern of British Energy was to reduce the Group's exposure to potential falls in the market price of electricity. Therefore a prudent trading strategy was adopted to sell forward a high proportion of our output. As a result the Company has not fully benefited from the more recent rises in market prices. The Group has continued with its trading strategy to reduce exposure to volatility in medium term market prices, utilising diverse routes to market whilst minimising the amount of trading collateral required. The routes to market include direct sales to industrial and commercial customers, contracting in the wholesale market, and long-term contracts (such as the NEA), together with sales of balancing and ancillary services to National Grid. There are contracts in place for substantially all planned production in 2004/05. A large majority of these are fixed-price contracts. As of the beginning of June the average price of the fixed-price contracts for 2004/05 was GBP19.5/MWh.

The requirement to provide trading collateral arose when the Group lost its investment grade rating in September 2002. This loss of investment grade rating means that the Group now has to provide significant levels of collateral to counterparties in order to cover their trading exposures to maintain trading arrangements, thereby substantially reducing the levels of liquid cash resources available to the Group. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on cash flows. British Energy intends to seek a new credit rating upon the issue of new bonds as part of the Proposed Restructuring of the Group.
It is inevitable that, in a period of rising prices such as has been seen in 2003/04, hedging forward against falls in price results in a realised price which is less than the market out-turn. However, a proportion of that output is contracted at variable prices and can benefit from the recent rise in forward prices. The risks associated with electricity trading are discussed under the Electricity Trading Risk Management section.

Trading Development Programme
During the year we have undertaken a comprehensive review of our trading capabilities and embarked upon a development programme to improve and extend existing skills and asset utilisation. This involves recruiting to strengthen the analysis, risk management and back office functions and reviewing trading procedures and performance incentives. A new Trading Director, Neil O'Hara, has also been appointed. Neil O'Hara has over ten years trading and risk management experience in the energy sector, including the power, coal and gas sectors. Neil brings experience from working at AEP, Centrica and RWE. In addition we will be upgrading the IT systems used within trading. These changes will enable better risk management and control and should enable us to increase the value of our trading activities. This trading development programme should be largely complete by April 2005.

Business Performance
The direct sales business (DSB) has once again shown strong growth, with the volume supplied during the year reaching 29.1 TWh, an increase of some 30% on 2002/03. The volume of power sold directly to customers through the DSB is now equivalent to approximately 40% of total output. This growth has been achieved through increasing the range of customers served, with a particular focus on multi-site groups. At the same time, the DSB has retained its number one overall ranking for the 20th successive quarter in the customer satisfaction survey of industrial and commercial customers carried out by the Energy Information Centre.

British Energy's realised price (which is calculated by dividing total UK turnover, net of energy supply costs and miscellaneous and exceptional income, by total output during the period) for 2003/04 was GBP16.9/MWh, a decrease of 8% compared with GBP18.3/MWh in 2002/03. The Company benefited from higher prices for variable priced contracts as the year progressed, but this was offset by a number of unplanned outages and earlier fixed-price contracts at lower prices. Market purchases at higher prices were required to cover lost generation from the unplanned outages. Fixed-price contracts provided protection against falls in market price, although certain of these were agreed at lower prevailing market prices to meet the requirements of the Proposed Restructuring.

Eggborough
Output from the 2000 MW coal-fired power station at Eggborough was 7.6 TWh during the year compared with 5.7 TWh for the prior year. As Eggborough is operated primarily as a flexible mid-merit plant, its output level is influenced by market prices, the Company's contracted trading position and the extent to which it is operated as cover for unplanned outages. In the draft National Allocation Plan published by the Government an indicative allocation of 4.9 million tonnes of carbon dioxide emissions allowances under the ETS for each of the calendar years 2005, 2006 and 2007 has been made for Eggborough (equivalent to output of approximately 5.4 TWh). However, the allocation will not be finalised until autumn 2004. Additional allowances will need to be acquired if Eggborough is to maintain its output at 2003/04 levels.

Eggborough's future output will also be affected by the impact of the Large Combustion Plant Directive (LCPD), which is intended to limit the emissions of sulphur and nitrogen from fossil-fuel power stations. Good progress has been made with the project to fit flue gas desulphurisation (FGD) equipment to two of the four units at Eggborough. Since the year end, the first flue gases from one unit have been processed by the FGD equipment as part of the active commissioning of the plant. The work is scheduled to be completed within budget during the current year.

The Government has been in discussion with the electricity industry in recent months concerning the implementation of the LCPD. Discussion has focused on whether to limit future emission rates for fossil-fuel plants or to limit total emissions based on historic generation (through a National Emission Reduction
Plan); and on whether a plant will be defined as being a whole power station, or an individual generating unit for the purpose of the LCPD - in which case Eggborough's four units would be defined as separate plants. Station owners will have the option to "opt-out" of the LCPD in which case they will be permitted to run plants for a total of 20,000 hours between 1 January 2008 and 31 January 2015. Clearly the details of the implementation of the LCPD may affect the level of generation from Eggborough and other fossil-fuel plants in the future.
--------------------------------------------------------------------------------
Discontinued Activities
The disposal of the investment in Bruce Power was completed on 14 February 2003. In the prior year a loss on disposal of GBP35m was recognised by the Group and the results of Bruce Power were classified as discontinued activities.

C$20m was retained in an escrow account at completion of the disposal of the Group's interest in Bruce Power in relation to a possible price adjustment relating to pensions. On 28 April 2003 the Company announced that this sum had been released following confirmation that no adjustment was required and was accounted for in the prior year results.

On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power (the consortium) alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station. Further details of these claims can be found on page 20.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

In addition to the consideration received at the time of the disposal of its interest in Bruce Power, British Energy was entitled to receive up to C$100m, contingent on the restart of two of the Bruce A Units. On 22 March 2004 the Company received the sum of C$20m in respect of the restart of Unit 4, and on 25 May 2004 received the further sum of C$10m in respect of the restart of Unit 3 (which has not been accounted for in the results for the year ended 31 March
2004). Discussions are ongoing with the Ontario Provincial Government regarding the release of further sums (if any). The total amount that will be released will be significantly less than C$100m.

Following the completion of the sale of the Group's 50% interest in AmerGen to Exelon, the Group received consideration of US$277m upon financial close on 22 December 2003 prior to adjustments relating to working capital levels, stocks of unspent nuclear fuel, inventory, capital expenditures and low level waste disposal costs to be determined as at the time of closing. Finalisation of these adjustments is outstanding.

As a result of an accounting adjustment made by Exelon to the value of nuclear fuel contained in AmerGen's balance sheet dated 21 December 2003 British Energy may be required to make a payment to Exelon of up to US$13.7m. This amount has not been provided for in the financial statements. British Energy served a Dispute Notice on Exelon on 4 June 2004 to preserve its rights. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute.

In December 2003 the Company announced the sale of the Group's 50% interest in Offshore Wind Power Limited to GB Gas Holdings Limited for an up-front cash consideration of approximately GBP2m, with deferred consideration of up to GBP0.7m.

The combined gain on sales of the joint ventures and other businesses was GBP47m, of which the largest element was the profit on disposal of the Group's interest in AmerGen of GBP37m.


--------------------------------------------------------------------------------
Financial Review
--------------------------------------------------------------------------------

Group Results
In the following discussion the "period" or "year" refers to the year ended 31 March 2004 and the "prior period" or "prior year" refers to the year ended 31 March 2003. The "current year" refers to the year that will end on 31 March 2005.

The operating result after exceptional operating credits of GBP283m was an operating profit of GBP340m for the period compared with an operating loss of GBP3,802m for the prior year, after exceptional operating charges of GBP3,947m. Exceptional items for the period include a non-cash accounting adjustment for the partial reversal of GBP295m of the write-down of fixed assets in the prior year following a further review of fixed assets carrying values.

The profit before taxation was GBP232m for the period and a loss before taxation of GBP4,292m for the prior year.

AmerGen was sold and a provisional gain on sale was recorded at GBP37m. The sale of AmerGen contributed to the reduction in net debt which decreased in the year by GBP240m to GBP310m.

The discussion below will focus primarily on the results of continuing activities for the year compared to the prior year, both before exceptional items.

Turnover
Group turnover from continuing activities comprised generation sales, direct supply sales and miscellaneous income. Turnover for the period was GBP1,516m, a decrease of GBP12m on the prior year, as detailed below:

Increased/(Decreased) Turnover:                                      GBPm
- owing to increased output                                            57
- owing to lower electricity prices realised                        (103)
- owing to increased energy supply costs recharged to customers        76
Decrease in miscellaneous sales                                       (1)
Decrease in exceptional turnover                                     (41)
                                                                     (12)

Output increased by a total of 3.1 TWh compared to the prior year, and comprised output increases of 1.2 TWh from nuclear operations and 1.9 TWh from Eggborough. Nuclear output was however affected by a number of unplanned outages and in particular the major outage at Heysham 1 where 3.2 TWh was lost due to cast iron pipework failure, equivalent to some GBP71m of lost profit contribution inclusive of imbalance costs and associated fuel savings. Output at Eggborough was higher than the prior year as it was operated primarily to take advantage of higher market prices and to provide cover for unplanned outages at nuclear plants.

The realised price (which is calculated by dividing UK turnover, net of energy supply costs and miscellaneous and exceptional income, by total output) for the period was GBP16.9/MWh compared with GBP18.3/MWh in the prior year. A discussion on the movement of prices and the Company's strategy on trading is contained in the Power and Energy Trading section on page 7.

Turnover from discontinued activities in the prior year was GBP375m and represented sales by Bruce Power prior to its disposal on 14 February 2003.

Operating Costs
The operating costs of continuing activities excluding exceptional items were GBP1,459m in the period, compared to GBP1,480m in the prior year, a reduction of GBP21m.

Total operating unit costs excluding revalorisation (which is calculated by dividing the total UK operating cost, net of the exceptional items and energy supply costs, by total output), was GBP16.5/MWh compared to GBP18.6/MWh, primarily as a result of higher output.

The component elements of the operating costs are discussed below.

                                                           Year ended   Year ended
                                                             31 March     31 March
                                                                 2004         2003
                                                                 GBPm         GBPm
Continuing activities excluding exceptional items:
Fuel                                                              413          371
Materials and services                                            512          425
Staff costs                                                       224          227
Depreciation charges                                               50          273
Energy supply costs                                               260          184
                                                                1,459        1,480
Continuing activities - exceptional items:
Materials and services                                             25           94
Depreciation (credits)/charges due to impairment review         (295)        3,738
Amounts (credited)/charged to non-operational assets             (13)          115
                                                                (283)        3,947
Continuing activities - total costs:
Fuel                                                              413          371
Materials and services                                            537          519
Staff costs                                                       224          227
Depreciation (credits)/charges                                  (245)        4,011
Energy supply costs                                               260          184
Amounts (credited)/charged to non-operational assets             (13)          115
Total operating costs                                           1,176        5,427


Fuel costs in total amounted to GBP413m for the period compared with GBP371m. Nuclear fuel costs were GBP318m compared with GBP298m and coal costs were GBP95m compared with GBP73m.

The GBP22m increase in coal costs relates primarily to the increase in output from Eggborough over the period.

The costs of nuclear fuel increased by GBP20m in total, of which GBP7m was attributable to increased output, offset by savings and efficiencies of GBP1m. The main increase, however, was due to a non-recurring credit in the prior year costs of GBP14m following a one-off review of contract cost schedules with BNFL.

On 16 May 2003, the Company announced that it had exchanged contracts covering front end and back end fuel services required to give effect to the non-binding heads of terms entered into with BNFL. The front end contracts became effective on 1 April 2003 but may be terminated if the Proposed Restructuring is not completed. The revised back end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the revised back end contracts had become effective on 1 April 2003.

The financial statements for the period have been prepared upon the basis of the historic BNFL contracts in respect of back end fuel costs, pending satisfaction of the restructuring conditions set out in the revised contracts. This is the only element of the Proposed Restructuring that will have a retrospective accounting impact.

The consequence of this is that the result for the year does not reflect the profit and loss account savings that will arise under the revised BNFL back end contracts, which amounted to GBP58m in the year. The total saving under the revised contracts will be recognised on the completion of the restructuring, together with other restructuring adjustments. The benefit has been calculated using an average electricity price, as defined in the revised BNFL back end contracts, of GBP17.6/MWh.

As noted above and as part of the standstill arrangements, the Group has made payments during the year to BNFL as if the revised BNFL back end contracts were in place. The difference in the cash payments which include the profit and loss account savings under the revised contracts, means that included within current liabilities are amounts due to BNFL which will never be paid by the Group, provided the Proposed Restructuring is completed. These amounts totalled GBP306m at 31 March 2004, an increase of GBP193m from GBP113m at 31 March 2003.

This is also set out in note 31 to the financial statements.



Amounts in current liabilities due to BNFL but not expected to be paid by the Group provided the Proposed Restructuring is completed

                                                                                                       GBPm    GBPm
Opening balance at 1 April 2003                                                                                 113
Amounts payable to BNFL under the historic back end contracts for the period                            249
Less: Amounts paid/payable for the period under the revised BNFL back end contracts, analysed as follows;
- Amounts settled                                                                                      (59)
- Amounts included in accruals at year end                                                             (11)
Cash flow benefit arising within the year                                                                       179
Finance charges accrued on amounts stoodstill                                                                    14
Closing balance at 31 March 2004 (see note 31 to the financial statements)                                      306



The benefit under the revised BNFL back end contracts to the date of restructuring will be recognised in the balance sheet of the restructured Group upon implementation of the Proposed Restructuring together with other restructuring related adjustments. The ultimate benefit recognised will depend on a number of factors including the date of restructuring, the market price of electricity between 1 April 2004 and the date of restructuring as defined in the contract and the amount of fuel.

Materials and services costs comprise the operating expenses of the power stations and support functions excluding fuel costs, staff costs and depreciation. The costs during the year were GBP512m compared with GBP425m, an increase of GBP87m. The increase is largely explained by capital investment expenditure of GBP92m that was expensed as operating costs in the period. This arises because it was not possible to demonstrate that this expenditure enhanced the value of the Company's fixed assets after taking account of the impairment review. The Group has reviewed the capital investment expenditure of GBP92m incurred, primarily on the power stations, and concluded that of this, an amount estimated at GBP70m may have been capitalised in the absence of the impairment review. The balance of capital investment expenditure of GBP22m has been classified as refurbishment costs within materials and services.

Staff costs decreased by GBP3m from GBP227m to GBP224m mainly due to reduced severance costs of GBP11m partly offset by salary inflation and increased headcount.

Depreciation charges were GBP50m for the period compared to GBP273m. The charges for depreciation in the period were significantly affected by the fixed assets write-down of GBP3,738m at 31 March 2003 (see note 12 of the financial statements).

Energy supply costs mainly comprise the costs incurred for the use of the distribution and transmission systems and are fully recovered through turnover. This year energy supply costs also include costs of GBP36m related to the purchase of Renewables Obligation Certificates (ROCs) which are also recovered through turnover. The Group is required to purchase ROCs as part of the regulations governing climate change. Total energy supply costs in the period were GBP260m compared with GBP184m in the prior year, an increase of GBP76m. This increase reflects the inclusion of ROC costs and growth in the Direct Sales Business since 31 March 2003 as discussed above.

Operating costs from discontinued activities in the prior year were GBP278m and represented the costs of Bruce Power prior to its disposal on 14 February 2003.

The exceptional operating items are analysed on page 14.



Operating Profit/(Loss)
As shown below, Group operating profit before exceptional items for continuing activities increased by GBP50m to GBP57m for the period.

Operating profit/(loss):

                                                          Year ended    Year ended    Variance
                                                            31 March      31 March        GBPm
                                                                2004          2003
                                                                GBPm          GBPm
Operating profit before exceptional items                         57             7          50
- continuing activities
Exceptional items                                                283       (3,906)       4,189
Total operating profit/(loss) - continuing activities            340       (3,899)       4,239
Operating profit - discontinued activities                         -            97        (97)
Group operating profit/(loss)                                    340       (3,802)       4,142



The increase in operating profit before exceptional items for continuing activities of GBP50m over the prior year is explained as follows:

                                                    GBPm
Increased/(decreased) operating profit due to:
Output increases - turnover impact                    57
Output increases - operating cost impact            (31)
Price movements                                    (103)
Capital investment expenditure expensed             (92)
Depreciation reduction                               223
Other                                                (4)
Increase                                              50



Share of Operating Profit of Discontinued Joint Venture
The Group's 50% share in AmerGen was sold to Exelon on 22 December 2003. The Group's share of the operating profit of AmerGen prior to the date of disposal was GBP21m. The Group's share of operating profit for the prior period was GBP43m. This reduction of GBP22m was due primarily to an extended outage at Three Mile Island and the contribution of only a part year result within the period.

Financing Charges, Net Interest and Revalorisation

The total financing charges were GBP176m made up of revalorisation and net interest of GBP249m, exceptional financing credits of GBP5m and an exceptional revalorisation credit of GBP68m. This compares with prior year financing charges of GBP498m made up of revalorisation and net interest of GBP277m, exceptional financing charges of GBP62m and an exceptional revalorisation charge of GBP159m.

The total financing charges are analysed below:

                                               Year ended    Year ended
                                                 31 March      31 March
                                                     2004          2003
                                                     GBPm          GBPm
Revalorisation of nuclear liabilities                 215           228
Revalorisation of decommissioning fund               (28)          (29)
Revalorisation of other provisions                      -            10
Share of revalorisation of joint venture              (2)           (4)
Total revalorisation                                  185           205
Net interest expense                                   64            72
Financing charges before exceptional items            249           277
Exceptional interest (credit)/charge                  (5)            62
Exceptional revalorisation (credit)/charge           (68)           159
Total financing charges                               176           498



Revalorisation arises because nuclear liabilities are stated in the balance sheet at current price levels, discounted at 3% per annum real from the eventual payment dates. The revalorisation charge is the adjustment that results from restating these liabilities to take into account the effect of inflation in the year and to remove the effect of a year's discount. Similarly, a revalorisation credit arises in respect of the decommissioning fund that is calculated by applying an actuarial assessment of the long-term investment growth rate to fund contributions in order to determine the asset value to be recorded in the balance sheet. The growth rate used in the calculations is 3.5% per annum real.

The net revalorisation charge excluding exceptional items was GBP185m, a decrease of GBP20m from the prior year principally due to a reduction in inflation and discontinuation of revalorisation of onerous contract provisions. The weighted average of RPI and RPIX used to revalorise the Group's nuclear liabilities was 2.4% compared with 3.0% for the prior year.

The net interest expense charge of GBP64m for the period was GBP8m lower than the charge for the prior year. The reduction arises from a lower charge in respect of interest rate swaps and increased interest earned on deposits, partly offset by a full year charge for standstill interest in the period.

In the prior year there were exceptional interest charges of GBP62m resulting from the provision for the out of the money element of interest rate swaps which were no longer considered to be effective as hedges and the write-off of borrowing costs. The borrowing costs had been previously capitalised and were being amortised over the expected duration of loan financing in respect of the acquisition of the Eggborough power station. In the current year there were exceptional interest credits of GBP5m reflecting a partial reversal of the provision for interest rate swaps.

The exceptional revalorisation credit of GBP68m in the period results from the increase in the market value of the UK decommissioning fund and the AmerGen decommissioning fund. This partially reverses the exceptional charge of GBP159m in the prior year required as a result of decreases in the values of the funds.

Exceptional Items
The financial results of both years were affected by a number of exceptional items. The table below summarises the impact of exceptional items before tax.

                                                                       Year ended    Year ended
                                                                         31 March      31 March
                                                                             2004          2003
                                                                             GBPm          GBPm
(Reversal of write-down)/write-down of fixed asset carrying values          (295)         3,738
UK decommissioning fund (credit)/charge                                      (13)            13
Write-down of own shares held                                                   -           102
Provision for slow moving stocks                                                -            57
Restructuring costs                                                            43            35
Onerous trading contracts                                                       -             2
Settlement of claim                                                          (18)             -
Nuclear Energy Agreement                                                        -          (41)
Exceptional items included within operating results                         (283)         3,906
UK/AmerGen decommissioning fund (credit)/charge                              (68)           159
(Credit)/charge for interest rate swap provision                              (5)            56
Write-off of capitalised borrowing costs                                        -             6
Exceptional items included within financing costs                            (73)           221
                                                                            (356)         4,127

Exceptional (gain)/loss on sale of joint venture and businesses              (47)            35
Total net exceptional (credits)/charges                                     (403)         4,162



Exceptional items are discussed more fully in notes 4, 5 and 8 to the financial statements.

Profit/(Loss) Before Tax
The profit before taxation was GBP232m compared with a loss before tax of GBP4,292m in the prior year. The main reason for the movement of GBP4,524m is the large exceptional costs in the prior year, some of which were partially reversed in the period.

Taxation
There was a GBP2m taxation credit on ordinary activities for the period relating to the release of an over provision for foreign tax in earlier years. The share of taxation for the discontinued joint venture was nil, comprising a tax charge on trading results to the date of the AmerGen disposal of GBP9m, offset by credits for overprovisions of GBP9m in earlier years.

In the prior year there was a net tax credit of GBP368m, comprising tax charges of GBP18m on North American activities, GBP10m share of taxation for joint venture and a GBP396m credit for release of UK deferred tax provisions. The deferred tax credit in the prior year arose as a result of the large exceptional charges.

The deferred tax assets of GBP297m and GBP150m at 31 March 2004 and at 31 March 2003 were not recognised because there is insufficient certainty of recovery within the foreseeable future.

Earnings per Share
The earnings per share in the period was 38.9p compared to a deficit of 654.7p for the prior year, an improvement of 693.6p.

Review of Fixed Assets Values
In view of the ongoing restructuring, the Directors have reassessed the economic values and net realisable values of the Group's power stations and compared them to their book values as at 31 March 2004, in accordance with FRS11 "Impairment of fixed assets and goodwill". As a result of this review, the carrying value of fixed assets has been increased by GBP295m to partially reverse the impairment loss recognised in the prior year. Recognition of changes to asset impairment calculations is shown as a non-cash exceptional item in the year end financial statements, included within depreciation charges.

The fundamental objective of FRS11 is to ensure that fixed assets and goodwill are recorded in financial statements at no more than their recoverable amount. The recoverable amount is defined as being the higher of "net realisable value" (expected proceeds of sale less direct selling costs) or "value in use". Impairment is measured by comparing the carrying value of the fixed assets with their recoverable amount.

The outlook for electricity prices is the single most significant factor in the assessment of the carrying values of fixed assets. The Directors have considered market views on future prices of wholesale electricity and also commercially available forecasts. They have considered the impact on future prices of the increases in market electricity prices which occurred in the past year, the outlook for coal and gas fuel prices, potential for changes in generation capacity in the UK, and the potential effect on the market of changes in Government policy particularly in the area of environmental legislation.

The outlook for prices in the UK electricity market has improved since the Directors carried out their review for the 2003 financial statements, which resulted in a GBP3,738m write-down of the carrying value of fixed assets. However, in determining the price assumptions for the valuation the Directors have taken a cautious view on whether there has been a significant long-term recovery in market prices. Actual prices may differ from those forecast.

The carrying value of the nuclear stations has been calculated by discounting the expected future cash flows from continued use of the assets, having made appropriate assumptions regarding future operating performance. These assumptions are based on the Directors' best estimates. The discount rate used was 15% nominal pre-tax, the same as used at 31 March 2003, which is an assessment of a rate of return that the market would expect for a similar risk investment. The basis of the valuation of Eggborough is unchanged from the previous year, that is net realisable value and is based on the value attributed as part of the Proposed Restructuring.

The calculation of fixed asset carrying values at 31 March 2004 includes cash flow estimates regarding the level of increase in pension fund contributions required to repair the actuarial pension fund deficit at 31 March 2004. The payments included in the fixed asset calculation amount to approximately GBP207m after being discounted at 15% and are equivalent to a pension fund deficit calculated on an actuarial basis in the range of GBP330m to GBP440m. Formal triennial valuations of the British Energy Generation Group or the British Energy Combined Group (together, the Schemes) pension schemes at 31 March 2004 are currently being undertaken, but the results of these valuations will not be finalised until later in 2004.

These financial statements do not incorporate the key elements of the restructuring, which is still subject to EU State aid approval and a large number of other significant conditions and uncertainties. As a result, the carrying value of fixed assets in the March 2004 financial statements do not reflect, for example, the new BNFL contracts or the proposed nuclear liabilities fund cash sweep arrangements which we anticipate will be included in future asset impairment tests for financial statements purposes when there is reasonable certainty of their becoming legally effective.

Net Liabilities
Group net liabilities decreased from GBP3,383m to GBP3,164m due to the profit after tax of GBP234m and exchange rate translation losses of GBP15m.

Capital Expenditure
There have been no additions to fixed assets recorded in the period as a consequence of the fixed asset write-down carried out in the prior year. It has not been possible to demonstrate that the capital investment expenditure enhanced the value of the Company's fixed assets after taking account of the impairment review. Included within material and services, an element of operating costs, in the period were amounts of capital investment expenditure of GBP92m. Of this, an amount estimated at GBP70m may have been capitalised in the absence of the impairment review, with the balance of GBP22m being classified as refurbishment costs. In the prior year expenditure of GBP112m was capitalised within fixed assets.

Current Assets
Total current assets increased in the period by GBP323m to GBP1,737m, from GBP1,414m in the prior year. The largest component of this rise was the GBP240m increase in cash and liquid funds from GBP333m in the prior year to GBP573m in the period.

Total stocks reduced by GBP10m. Nuclear fuel stocks reduced by GBP18m, in part as a result of a supply chain review. This reduction was partly offset by an increase in stores of GBP7m mainly due to the acquisition of certain key strategic spares at Eggborough following a risk review and an increase in coal stock of GBP1m.

The level of total debtors reduced by GBP13m to GBP374m. This is due to a decrease in the taxation and social security balance recorded in debtors of GBP65m, which was reallocated to current liabilities in the current year. This decrease is offset by an increase in the pension prepayment of GBP29m and there was also an increase of GBP23m in trade debtors and other prepayments.

The Nuclear Decommissioning Fund will be used to fund post-defuelling decommissioning costs. The balance sheet carrying value of the fund has been restated to a market value of GBP440m compared to GBP334m. The increase in market value reflects the upturn in equity market values that occurred in the period and further contributions made by the Company of GBP19m.

Current Liabilities
The level of creditors due within one year (excluding borrowings) has increased from GBP1,033m to GBP1,250m. The main movement is an increase in the level of nuclear liabilities classed as due within one year from GBP355m to GBP554m. The difference arises principally because the liability continues to be recorded under the historic BNFL back end contracts while payments are based on the revised BNFL back end contracts.

The other movements within creditors comprise a net increase in the other taxes and social security balances of GBP40m relating to the reallocation from debtors of GBP65m, a reallocation of VAT from trade creditors of GBP86m and an increase in the amount during the period of GBP19m. Trade creditors decreased by GBP18m due to a reallocation of GBP86m, as mentioned, to the other taxes and social security balance and an increase in trade creditors of GBP68m. There were other decreases of GBP4m in retentions, accruals and other creditors.

Provisions
Included in provisions at 31 March 2004 were accrued nuclear liabilities of GBP1,776m, an increase of GBP103m over the prior year. The liabilities increased due to additional fuel burnt in the Group's power stations, revalorisation (inflation and removal of one year's discount to restate the provision at balance sheet money values) and reduced by cash payments made during the year and the part release of the provision for the out of the money element of the Group's interest rate swaps.

Pensions
The financial statements have been prepared applying SSAP24 in respect of pensions. Note 24 to the financial statements provides the disclosures required under the transitional requirements of FRS17, the UK accounting standard dealing with retirement benefits. The FRS17 valuation is based on a valuation of assets and liabilities at a particular point in time and does not necessarily take account of the long-term nature of pension schemes. Movements in equity markets and bond yields can create considerable volatility in the FRS17 valuation at different points in time.

Under FRS17, the net pension deficit was GBP352m for the UK Schemes as at 31 March 2004, unchanged from 31 March 2003. However, the value of the Schemes' assets has increased with the rise of the equity markets, but this was offset by increased liabilities due to future higher inflation rate assumptions and improved actuarial information.

The interaction of the pension deficit and the valuation basis for fixed assets is discussed in note 4 to the financial statements.

The Trustees of the Schemes follow an investment policy whereby a high proportion of the Schemes' assets is invested in equities. One consequence of this investment policy, and the methodology and assumptions used for determining the Schemes' liabilities under FRS17, is that the difference between the market value of the Schemes' assets and its FRS17 liabilities (i.e. its FRS17 "surplus" or "deficit") is expected to be volatile. Indeed, the amount of any surplus or deficit could change significantly over periods as short as a day (in the event of significant market movements). The results reported should not, therefore, be taken as an indication of the Schemes' financial position in accordance with FRS17 on any date other than 31 March 2004.

The funding of the Pension Schemes is based on the results of three-yearly valuations by independent actuaries rather than on the results of the FRS17 valuation. A valuation will be carried out as at 31 March 2004, however, the result of the valuation will not be concluded until late autumn 2004.

Whilst the final determination of the actuarial valuation will not be complete for some months a deficit is expected in the range of GBP330m to GBP440m. The actual level of increase in future employer contributions will only be agreed with the Trustees of the Schemes when the valuation is completed.

During the prior year, the actuary of the British Energy Generation Group Scheme (the main UK pension scheme) carried out an interim review of Scheme assets and liabilities in order to assess the appropriateness of continued use of the surplus that arose at the 31 March 2001 valuation. As a result of that review, the employer's contributions to that Scheme were increased from 10% to 17.1% with effect from 1 November 2002. The employer's contributions to the British Energy Combined Group Scheme (the smaller UK pension scheme) were increased from 12% to 15.3% with effect from 1 April 2002. In total, cash contributions by the Group were GBP34m for the period and GBP31m for the prior year.

There were no changes to the contribution rates in the period.

The Company recognises that the funding of the Pension Schemes is a matter of concern to Scheme members, to shareholders and to other stakeholders. The Company will keep the funding issues under close review in the coming year and will aim to safeguard the interests of scheme members.

The Group balance sheet reported at 31 March 2004 and 31 March 2003 does not include the FRS17 deficits.

Total Recognised Gains and Losses
In addition to the profit after tax of GBP234m, exchange translation losses on foreign currency net investments arose amounting to GBP15m. These were all in relation to the investment in the AmerGen joint venture and its subsequent disposal.

Liquidity and Capital Resources
Government Facility
Following the sale of AmerGen, the drawings under the Government Facility were fully repaid. The amount available under the Government Facility reverted back to GBP200m on 24 December 2003. Further details of the Government Facility are included in note 1 to the financial statements and the following Restructuring section.

Cash Flow
A reconciliation of profit after tax and exceptional items to earnings before interest, tax, depreciation and amortisation (EBITDA) is shown in the following table. EBITDA is a measure commonly reported and widely used by analysts, investors and other interested parties, as well as a measure used internally by the Group. The EBITDA calculations are shown for the total results and also exclude the disposals during the period and exceptional items for the continuing business. The EBITDA calculation for the continuing activities is further reconciled to the operating cash flow from continuing activities and then to the increase in cash.

                                                                                      Year ended    Year ended
                                                                                        31 March      31 March
                                                                                            2004          2003
                                                                                            GBPm          GBPm
Profit/(loss) after tax and exceptional items                                                234       (3,924)
Interest (including exceptional items)                                                        59           134
Revalorisation (including exceptional items)                                                 117           364
Tax (including exceptional items)                                                            (2)         (368)
Depreciation charges                                                                          50           273
Exceptional depreciation (credits)/charges due to impairment review                        (295)         3,738

EBITDA                                                                                       163           217
(Gain)/loss on sale of businesses                                                           (47)            35
AmerGen profit                                                                              (21)          (43)
Bruce Power contribution                                                                       -          (97)
Net exceptional charges other than depreciation, interest, tax and revalorisation             12           168

EBITDA - continuing activities                                                               107           280
Nuclear liabilities charged to operating costs                                               130           105
Nuclear liabilities discharged                                                              (59)         (115)
Regular contributions to decommissioning fund                                               (19)          (18)
Other provisions discharged                                                                  (3)          (45)
Exceptional operating cash costs                                                            (25)         (154)
Working capital movements                                                                     25           191

Operating cash flow from continuing activities                                               156           244
Capital expenditure                                                                            -         (112)
Taxation (paid)/received                                                                    (12)             3
Disposal of investments                                                                      171           262
Net interest paid                                                                           (75)          (84)
Net cash outflow of discontinued activities                                                    -          (78)

Increase in cash (before equity dividends)                                                   240           235
Equity Dividend                                                                                -          (31)

Increase in total cash (after equity dividends)                                              240           204



The operating cash flow from continuing activities was GBP156m, GBP88m lower than the prior year after excluding the cash generated by Bruce Power (see note 28 of the financial statements). Included in the period cash flows are capital investment expenditure amounts totalling GBP92m that are expensed as part of materials and services costs. Of this, an amount estimated at GBP70m may have been capitalised in the absence of the impairment review, with the balance of GBP22m being classified as refurbishment costs. In the prior year capital expenditure of GBP112m was not deducted in calculating operating cash inflow from continuing activities.

When adjusted for the capital expenditure, the taxation paid or received, the receipts from sale of investments, the net interest paid and discontinued activities, the free cash flow position was GBP240m in the period compared to GBP235m (before equity dividends paid of GBP31m) in the prior year.

Net cash outflows for interest payments reduced by GBP6m.

Net receipts from disposals of GBP171m (see note 5 of the financial statements) mainly represented the proceeds from the sale of AmerGen. In the prior year there were net receipts of GBP262m from the sale of Bruce Power.

Capital Resources
At 31 March 2004, total debt of GBP883m comprised:

* A project finance loan of GBP475m secured on the assets of Eggborough Power Limited (EPL), a subsidiary company that operates the Eggborough coal-fired power station. At 31 March 2004 the effect of the Group's interest rate contracts is to classify the borrowings as fixed rate. Amounts owed by EPL are not guaranteed by British Energy but British Energy guarantees the payment of amounts by British Energy Power and Energy Trading Limited (BEPET) to EPL under the Capacity and Tolling Agreement (CTA) between BEPET and EPL. The contractual amounts payable by BEPET under the CTA are calculated so as to cover EPL's borrowing requirements and operating costs. British Energy also provides a subordinated loan facility to EPL. The final instalment of loan principal will be repaid in 2011. The loan currently bears interest at LIBOR plus 1.3%. It is proposed that these arrangements will be restructured as part of the Proposed Restructuring of the Group. For further details of the Proposed Restructuring see note 1 to the financial statements and the Restructuring section on page 25.

* An aggregate principal amount of GBP408m sterling denominated bonds due between 2003 and 2016. The bonds bear interest at a rate of between 5.9% and 6.2%. An aggregate principal amount of GBP110m matured in March 2003 but payment has been stoodstill as part of the arrangements in the Proposed Restructuring.

There were no drawings under the Government Facility at 31 March 2004 and 31 May 2004 and the conditions applying to the facility are more fully discussed in note 1 to the financial statements.

Net debt decreased in the year by GBP240m to GBP310m. This was mainly as a result of the proceeds from the sale of AmerGen, cash flow benefits from the revised BNFL back end arrangements and improved cash management procedures.

Future Liquidity and Collateral
At 31 March 2004 and 31 May 2004 the Company had cash and liquid resources, including amounts posted as collateral, amounting to GBP573m and GBP507m respectively, of which GBP297m and GBP304m were deposited as collateral in support of trading activities.

The Group's main source of liquidity is its operating businesses. Cash generation by the operating businesses is dependent upon the reliability of the Company's power stations in producing electricity, the realised selling price for electricity, operational risk and capital investment expenditure (expensed in the profit and loss account since 1 April 2003) and maintenance requirements.

The Group lost its investment grade rating in September 2002. British Energy intends to seek a new credit rating prior to the issuance of new bonds as part of the Proposed Restructuring. The loss of investment grade rating has meant that the Group now has to provide significant levels of collateral to counterparties in order to cover their trading exposures, to maintain trading arrangements, thereby substantially reducing the levels of cash resources available to the Group. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on cash flows.

The  Government  Facility will mature on the earliest of (1) 30 September  2004,
(2) the date on which the Proposed Restructuring becomes effective and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a Commission decision or an obligation under EU law.

The Company faced short-term pressures on liquidity during the third quarter resulting from the combined effect of seasonality, the major unplanned outage at Heysham 1 and the increased levels of collateral and costs of unplanned outages brought about by the increased level of volatility in electricity prices. During the period collateral peaked at GBP355m, in January 2004.

The Company's strategy for securing part of its income through fixed price contracts means that in a volatile and rising electricity market the collateral requirements are also volatile.

The Board remains of the opinion that the working capital available to the Group is not sufficient for the present requirements of the Group. The Company is taking steps with a view to improving this situation. The receipt of the proceeds from the disposal of AmerGen significantly increased the Group's financial flexibility. The Board is continuing to explore initiatives to reduce the demand for trading collateral and to achieve sufficient liquid resources to implement the Proposed Restructuring.

The Proposed Restructuring and, therefore, the working capital available to the Group, remain subject to a large number of significant uncertainties and important conditions. These include settling certain documents with creditors, approval of the Scottish Court, listing of the new shares and new bonds and receipt by the Secretary of State of notification of a satisfactory decision by the Commission that, insofar as the proposals involve the grant of State aid by the UK Government, such aid is compatible with the common market. The Secretary of State now expects to receive this notification during this autumn. The Proposed Restructuring is also conditional on there being no material adverse change affecting the Group as a whole or Eggborough Power Limited and no material adverse effect on the value of the creditors' entitlements under the Proposed Restructuring. Furthermore, the Secretary of State is entitled not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required. Also, for listing purposes, the restructured Group will need to have sufficient working capital for its present requirements from listing of the new shares and new bonds. Some uncertainties which may affect the Group's cash flow position, performance or outlook are described in this Review of Operating Performance and Financial Review.

If the conditions to the Proposed Restructuring are not fulfilled, or if the Company's cash generating initiatives are not achieved in each case, within the time scales envisaged or required, or if there is a material deterioration in the Group's cash flow position, performance or outlook, or if the Government Facility ceases to be available or if the restructuring and standstill arrangements which the Group has entered into with certain of its creditors are terminated, British Energy may be unable to meet its financial obligations as they fall due and consequently the Company may have to take appropriate insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders. Further details on the Proposed Restructuring are contained in note 1 to the financial statements.

Post Balance Sheet Events
On 25 May 2004 the Group received the sum of C$10m in respect of the restart of Unit 3 of the Bruce power station as disclosed in note 34 to the financial statements.

Contingent Liabilities
On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The claim relating to the condition of the plant is based upon alleged erosion of some of the steam generator support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of net revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further. In accordance with accounting standards, no provision has been made in the financial statements at 31 March 2004.

The principal tax claim relates to the treatment of expenditure at the Bruce plant during the period of the Company's ownership that is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group that has not been recognised in the financial statements of the period. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the claim and expects to defend it if it is pursued further. On the basis of advice received, the Company is confident that the amount of the claim should not, in any event, materially exceed the amount of the rebate, and that the claim should have no material cash flow impact on the Group.

Under the Bruce Power sale agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

As a result of an accounting adjustment made by Exelon to the value of nuclear fuel contained in AmerGen's balance sheet dated 21 December 2003 British Energy may be required to make a payment to Exelon of up to US$13.7m. British Energy served a Dispute Notice on Exelon on 4 June 2004 to preserve its rights. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute.

Further contingent liabilities of the Group are described in note 32 to the financial statements for the period.

Dividend Policy
The Board intends to distribute to shareholders as much of the Company's available cash flow as prudently possible, but not prior to the completion of restructuring, and not until the operational requirements of the business permit. In addition, under the terms of the Proposed Restructuring, there are certain restrictions on the Board's ability to pay dividends, including:

* British Energy is required to fund a cash reserve out of the Company's post-debt service cash flow in order to support the Group's collateral and liquidity requirements post-restructuring. The initial target amount for the cash reserve is GBP490m plus the amount by which cash employed as collateral exceeds GBP200m (Target Amount). It is expected that, when the Proposed Restructuring is completed, the level of the cash reserves will be below the Target Amount and therefore there will be no distributions to shareholders until such times as the cash reserve is at the required level. As a result of the requirements to fund the cash reserves, the Board is not paying a dividend in respect of the financial year ended 31 March 2004 and does not expect to pay a dividend in respect of the financial years ending 31 March 2005 and 2006;

* the terms of the Nuclear Liabilities Agreements to be entered into as part of the Proposed Restructuring also require that once the cash reserve is funded to the Target Amount, British Energy must make Cash Sweep Payments to the Nuclear Liabilities Fund (NLF). The NLF Cash Sweep Payment is initially defined as 65% of the movement in cash, cash equivalents and other liquid assets during the year after adjusting for, among other things, certain payments made to the NLF or dividends paid in the year. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to shareholders;

* the terms of the new bonds to be issued as part of the Proposed Restructuring contain certain covenants, including a restriction that allows British Energy to pay a dividend only if no event of default has occurred; and

*  the Company must have distributable reserves.

Financial Instruments and Risk Management
Overview
The main financial risks faced are trading risks in England and Wales in respect of both price and volume output on the sale of electricity while in Scotland the risk is all price related during the term of the NEA. There is also an exposure to risks associated with fluctuations in the equity markets through the Decommissioning Fund and Pension Schemes. Policies have been instituted for managing each of these risks, which have been approved by the Board of Directors. Each of these risks is discussed in more detail below with the exception of liquidity and funding risk which is more fully discussed in the Restructuring section on page 25.

The Power and Energy Trading Division manage electricity trading risks. The Power and Energy Trading Division operate within policies and procedures that are approved by the Board and monitored by a sub-committee of the Executive Committee.

Non-trading risks (i.e. cash resources, debt finance and financial risks) are managed by the central treasury function (the Treasury Department). The Treasury Department operates within policies and procedures approved by the Board. The Treasury Department uses appropriate and available instruments, within specified limits, to manage financial risk but is not permitted to take speculative, open positions. Both the Treasury Department and the Power and Energy Trading Division are subject to regular scrutiny from the Internal Audit Department.

Interest Rate Risk Management
The market value of debt varies with fluctuations in prevailing interest rates in the United Kingdom.

Eggborough related derivative agreements (nominal amount of GBP377m as at 31 March 2004 (2003: GBP398m)) have been amended in the period as part of the Proposed Restructuring process. The derivatives were originally established to convert the variable rate financing used to purchase the Eggborough coal-fired station to fixed-rate over an agreed profile. The effect has been to fix future interest payments under the swaps from October 2004 onwards.

In addition, the Group had mixed rate derivatives with a nominal amount of GBP38m (2003: GBP56m) which were established as an interest rate management tool. As at 31 March 2003 the derivatives were no longer deemed effective because of the Proposed Restructuring and a provision was established for the projected out of the money element.

At 31 March 2004 the total of investments in liquid funds and cash at bank amounted to GBP573m (2003: GBP333m), and had maturity dates due within one year. Cash not immediately required for business purposes is invested in fixed-rate term deposits and money market funds. At 31 March 2004 the term deposits and money market funds not used to fund collateral were due to mature or were available within one month and earned interest at an average rate of 3.9%. Term deposits, money market funds and bank balances at 31 March 2004 include GBP297m of cash that has been deposited in collateral bank accounts and earned interest at an average rate of 3.1%. Availability of this cash is, therefore, restricted over the periods of the collateralised positions.

As the deposit terms are short-term, the carrying value at 31 March 2004 and 31 March 2003 approximates to the fair market value.

Foreign Exchange Risk Management
There are potential future foreign currency receivables in respect of amounts outstanding from the sale of Bruce Power and AmerGen. When these cash flows become more certain in the future the Group will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk.

At 31 March 2004 there were no foreign exchange contracts in place.

At 31 March 2003, there were deferred losses of GBP2m accounted for as part of stock that arose on the rollover of maturing forward contracts used for hedging the future purchase of nuclear fuel prior to and including the year ended 31 March 2003. See note 19 to the financial statements.

Electricity Trading Risk Management
Electricity trading activities relate principally to supporting the generation business. The trading operations, therefore, act principally as wholesale marketers rather than as pure financial traders, with the principal objective of increasing the return on assets while hedging the market risk associated with the output of the power stations.

Under NETA in England and Wales any mismatch between actual metered generation (or demand) and the notified contract position is settled through the balancing mechanism at generally unfavourable prices. British Energy aims to sell all planned nuclear output forward and to minimise exposure to the balancing mechanism.

The risks in the wholesale market are managed through a contracting strategy that builds a portfolio of forward contracts of different lengths.

Whilst operating primarily as a flexible mid-merit plant, Eggborough provides a flexible generation capability that fulfils three purposes designed to enhance profitability. Firstly, it provides a means for compensating for unplanned lost output from British Energy's nuclear units at short notice; secondly it provides the capability to adjust in a cost effective manner the Company's total generation to meet the requirements of both wholesale and Direct Sales Business customers; and thirdly, it provides a capability that can be offered at short notice to the system operator via the balancing mechanism.

Output from the two stations in Scotland will continue to be sold under the terms of the Nuclear Energy Agreement to Scottish Power and Scottish and Southern Energy until April 2006, or the introduction of BETTA, whichever is earlier.

British Energy's policy is to manage credit exposure to trading and financial counterparties within clearly defined limits. A sub-committee of the Executive Committee strictly monitors electricity trading activities which are controlled through delegated authorities and procedures, and which include specific criteria for the management of counterparty credit exposures.

Equity Risk Management
UK Nuclear Generation Decommissioning Fund Limited (the UK decommissioning fund) was established to provide for the eventual decommissioning of the Group's UK nuclear power stations. Cash contributions are made on a quarterly basis to a payment profile set out in a contract between the Group and the UK decommissioning fund and are invested by the Trustees of the UK decommissioning fund in UK marketable fixed income debt, equity securities and property in accordance with its investment policy. The Group may suggest modifications to the policy for the Trustees to consider. British Energy is ultimately responsible for contributions to the UK decommissioning fund. Therefore, the level of future contributions, which are reviewed every five years in conjunction with the review of ultimate decommissioning costs, depend partly on the estimated long-term investment performance of the equity and debt instruments in which the contributions are invested and returns on investments in property. Income from dividends and other returns on the underlying investments are retained by the UK decommissioning fund and then invested in debt and equity securities.

The balance on the UK decommissioning fund was recorded in the balance sheet at GBP440m at 31 March 2004 (2003: GBP334m), which approximates to its market value. The UK decommissioning fund included debt and equity securities with market values of GBP44m and GBP396m respectively at 31 March 2004 (2003: GBP43m and GBP291m).

If the Proposed Restructuring is completed, the Group's liabilities in respect of the decommissioning of its stations will be governed by the terms of certain of the restructuring agreements with Government relating to the establishment and operation of the NLF. As a consequence, the Group's level of obligation for decommissioning liabilities will be predetermined, and will not be subject to fluctuations in the values of assets held by the UK decommissioning fund.

The Group reported a deficit of GBP352m (2003: GBP352m) on its employee Pension Schemes, on an FRS17 basis, in its financial statements at 31 March 2004. At that date the Pension Schemes' assets were valued at GBP1,795m (2003: GBP1,525m) of which GBP1,568m (2003: GBP1,316m) was held in equities and bonds. The level of employer contributions to the Schemes will be re-assessed following the triennial actuarial valuation that will be carried out as at 31 March 2004. The level of re-assessed contributions will depend partly on the estimated long-term investment performance of the equity and debt instruments in which the contributions are invested.

International Accounting Standards
On 29 September 2003 the European Commission formally approved a regulation to adopt international accounting standards for the purpose of financial reporting for publicly traded companies within the European Union (EU). The regulation will directly concern listed EU companies and is aimed at enhancing transparency in annual financial statements, and therefore increasing competition and the free movement of capital within the EU. Along with many UK registered companies, for British Energy the regulation will require the use of International Accounting Standards (IASs) and International Financial Reporting Standards (IFRSs) in preparing its consolidated Group financial statements from 1 April 2005 onwards.

The first annual report and financial statements that British Energy publishes under the international accounting principles will be for the year ended 31 March 2006. However, at that time, the comparative period will be restated to show the adjustments resulting from the change from UK accounting practice, which the Group currently uses, to the application of IASs and IFRSs. Details of all adjustments that have been necessary to shareholders' equity and results for the restated periods will be provided at the appropriate time.

In preparation for the implementation of IASs and IFRSs British Energy has initiated a project to review their impact on its business. The first phase of the project has been completed that involved the identification of key accounting and disclosure issues. However, a number of areas require further work as the IFRS requirements are not as yet clearly defined in a number of key areas. Significant differences were identified that will affect reported profits and net asset values particularly in the treatment of pension costs, derivative financial instruments, deferred taxes and the accounting treatment of certain aspects of the Proposed Restructuring. There will also be differences in the presentation of both the primary statements and notes to the annual report and financial statements.

The second phase of the project has commenced to identify and implement the changes required to the Group's accounting policies, information systems, management processes and financial reporting activities.


Mike Alexander
Chief Executive


--------------------------------------------------------------------------------
Environment & Social Responsibility


Environment

The environment has received considerable political attention over the last year with a number of significant new EU and UK initiatives. Foremost amongst these is the EU Emissions Trading Scheme (ETS) which is designed to promote a reduction in emissions of carbon dioxide and other greenhouse gas emissions. The Company has been supportive of the initiative because it provides a cost-effective approach to carbon reductions and allows the market to start to reflect the value of nuclear generation which emits only negligible levels of greenhouse gases.

The UK implementation of the ETS involved considerable stakeholder consultation by Government resulting in a draft National Allocation Plan (NAP) in which each installation, including the Group's Eggborough coal-fired power plant, was given its carbon dioxide allocation for the period 2005-07. There are still a number of significant milestones, and there will be further developments, before the formal start of the ETS in January 2005. British Energy is developing its facilities and capacity to trade in what is potentially a large, exciting new market.

The Group's nuclear facilities continue to make a major contribution to the UK's Climate Change Programme and to dilute the emissions from fossil generation. In 2003/04 the output from British Energy's nuclear stations once again avoided the emission of over 39 million tonnes of carbon dioxide that would otherwise have been emitted by fossil generation (even including the carbon dioxide emissions from Eggborough this would be 32 million tonnes). To put this in context, the emissions avoided from one of the Group's nuclear plants is approximately the same as the proposed annual reductions from the entire UK Emissions Trading Scheme in 2010.

British Energy's nuclear plant also avoided the emission of about 250,000 tonnes of sulphur and nitrogen oxides that would once again have been emitted by fossil generation. The Large Combustion Plant Directive is an initiative which aims to reduce sulphur and nitrogen oxide emissions and will affect Eggborough's future output. The Directive will not come into force until January 2008 but Eggborough (and all other coal plant) will be given lower emission limits than at present for the period 2005-2007.

A further European Union initiative has been a Green Paper on Liberalisation of electricity markets and the resulting Directive concerning rules for EU electricity markets. The Directive includes a requirement on electricity suppliers to provide fuel mix information (sometimes also known as energy labelling). This is intended to help consumers make informed choices about the environmental impact of the electricity they buy. The Directive will come into force in July 2004, although British Energy has disclosed its fuel mix and environmental information to customers since September 2003.

The Government has reaffirmed its commitment to develop new technologies by extending the 10% renewables target for 2010 to a 15% target by 2015. It is against this backdrop that the Company continues to develop a small number of renewables projects, primarily in Scotland.

The Government provided an important stimulus to the biomass renewable sector by including co-firing (i.e. the burning of biomass with traditional fossil-fuels) at existing fossil stations as part of the Renewables Obligation. The Company has successfully undertaken trials at its Eggborough power station. Co-firing will generate certificates helping us to meet our commitment under the Renewables Obligation.

All radioactive waste produced by our nuclear power stations is tightly regulated and controlled so as to minimise discharges and ensure they remain within authorised limits. During the course of the year none of our stations exceeded any of its Radioactive Substances Act limits and doses to members of the public remained low (estimated to be less than 0.03mSv compared to natural background of over 2mSv). During the year an independent body (the Committee on Radioactive Waste Management) has been set up by the Government to review the UK's nuclear waste management options. It is due to report its findings in 2006.

In 2003/04 British Energy Generation Limited (the subsidiary which operates our English nuclear power stations) applied to the Scottish Environment Protection Agency (SEPA) for new authorisations under the Radioactive Substances Act 1993 (RSA93) to dispose of radioactive wastes from Hunterston B and Torness. This was both to assist SEPA in its policy of regular review of such authorisations and to facilitate the relicensing of these stations to British Energy Generation Limited from British Energy Generation (UK) Limited - in time allowing the Group to move to a single nuclear licensee. Within England the Environment Agency (EA) has announced its intention to review the RSA93 authorisations for the English stations, and the Company is beginning the process of assembling its submissions to the EA.

All of British Energy's power stations and its two support offices continue to retain certification to the international environmental management standard, ISO14001. There has been increased training during the year to improve awareness of environmental legislation at various levels within the British Energy Group and some of its main contractors. Staff are encouraged to target reductions in water, paper and energy consumption by incorporation in business unit targets, where appropriate.

Regrettably, British Energy Generation Limited was subject to a prosecution by the EA at Folkestone Magistrates Court in March 2004 for failure to obtain the correct authorisation relating to installed diesel capacity at our Dungeness B power station. This omission, which was reported by the Company to the EA led to a fine of GBP10,000. The Company is committed to high environmental standards and is reinforcing its efforts to ensure regulatory compliance.

Social Responsibility

British Energy employs around 5,000 people in the UK, and is committed to ensuring equal opportunities in recruitment, promotion, career development and reward for all employees.

Training, skills enhancement and staff development all play an important part in maintaining and growing the Group's skill base. British Energy's commitment to these areas covers a full range of training and accreditation programmes, in both technical and general management areas. The Company has a continuing programme of leadership initiatives at different levels within the business.

The Company continues to believe that recruiting talented people is vital to its future and remains committed to recruiting young people onto its apprentice and graduate training programmes. Despite the Company's difficulties, 33 apprentices and 21 graduates joined British Energy in 2003/04 - in line with previous years.

British Energy recognises the importance of sharing best practice and success, and is an active member of a number of organisations including Race for Opportunity, Opportunity Now, Employers' Forum on Disability and Age Positive as well as a number of local networking organisations. These organisations consider ways to promote gender, race, disability and age equality within the work place. In addition, the Company has a voluntary Equal Opportunities Focus Group, which plays a significant part in improving diversity, and continues to deliver improvements via its Positive Action Plan.

A very encouraging trend is the dramatic improvement in British Energy's score in the Opportunity Now annual survey. The UK's largest benchmarking exercise on equality and diversity, this recognises the significant progress the Company has made over the last two years in its ability, and determination, to integrate diversity into day-to-day activities. The Company has moved from a score of 29% in 2002 to 93% in 2004, qualifying for a gold award.

Opportunity Now is the business-led campaign group that works with employers to realise the business benefits of gender equality. Although focused on gender equality, the survey gives a good indication of the Company's commitment to equal treatment for all staff.

All British Energy's power stations are located in areas of high environmental value and the Company works to manage its landholdings in a sustainable manner. The Company's Integrated Land Management Plans for each site aim to protect and enhance biodiversity, conserving the local landscape, character and historical heritage.

British Energy works closely with local authorities, Non Governmental Organisations, communities and volunteer groups. The Company has working partnerships of over ten years' standing with the Suffolk Wildlife Trust at Sizewell, and the Trust for Lancashire, Manchester and North Merseyside at Heysham. A good example of this is the use of landfill tax credits to fund a major refurbishment of the nature reserve at Sizewell thanks to the partnership between the Suffolk Wildlife Trust and British Energy. The refurbishment was made possible thanks to a tax credit available through the Company's administration of the Landfill Tax Credit Scheme. The tax credit was also used to support other environmental projects across the UK.

British Energy continues to work with a number of charities on a local basis, and, in the course of the year, made sponsorships and donations totalling GBP93,535. In addition our stations and corporate offices enjoy close links with the local community and are active fundraisers for local 'good causes'. During the year the Company nominated The Royal Association for Disability and Rehabilitation (RADAR) as the British Energy Employee Charity of the Year for the current year. Within this partnership the Company has promised to match funds raised by staff up to GBP100,000.

--------------------------------------------------------------------------------
Restructuring


Work to implement the restructuring of British Energy continued throughout the year and a number of significant milestones were achieved. In particular, formal agreement on the terms of the restructuring was reached with Government and certain creditors (the Proposed Restructuring), and the sale of the Company's 50% interest in AmerGen was completed.

Terms of the Proposed Restructuring
There follows a summary of the terms of the Proposed Restructuring. In due course shareholders will be sent full details of the proposals and will be asked to vote on them.

On 1 October 2003 the Company announced that it had agreed the terms of the Proposed Restructuring of the British Energy Group with certain of its creditors and the Secretary of State for Trade and Industry (the Secretary of State). The terms of the Proposed Restructuring are based on the heads of terms signed by various parties on 14 February 2003, and are set out in:

(a) the Creditor Restructuring Agreement dated as of 30 September 2003 and entered into by the Company, certain other Group companies, the bank syndicate that provided financing for the Eggborough coal-fired power station (the Eggborough Banks), The Royal Bank of Scotland plc (RBS), Teesside Power Limited (TPL), Total Gas & Power Limited (Total) and Enron Capital & Trade Europe Finance LLC (Enron) (TPL, Total (which has subsequently transferred its interest to Deutsche Bank) and Enron (which has also subsequently transferred its interest to Deutsche Bank) being collectively referred to as the Significant Creditors), the members of the ad hoc committee of British Energy's Bondholders and British Nuclear Fuels plc (BNFL) (as amended by a side letter entered into on 31 October 2003) (the Creditor Restructuring Agreement); and

(b) the Government Restructuring Agreement dated 1 October 2003 and entered into between the Company, British Energy Generation (UK) Limited (BEGUK), British Energy Generation Limited (BEG), British Energy Power and Energy Trading Limited (BEPET), British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P., Peel Park Funding Limited, the Secretary of State, the Nuclear Generation Decommissioning Fund Limited (to be renamed the Nuclear Liabilities Fund Limited (NLF)) and the trustees of the Nuclear Trust.

The Creditor Restructuring Agreement required certain further creditor approvals and sign ups. By 31 October 2003 all these requirements had been satisfied. Bondholders and RBS, together with all the Eggborough Banks had signed up to the Creditor Restructuring Agreement, and approval for the Proposed Restructuring had been obtained from the credit committee of RBS.

The key points of these agreements are:

* the Bondholders, RBS, the Significant Creditors and the Eggborough Banks have agreed (subject to certain conditions) to extinguish their existing unsecured claims against the Group in exchange for GBP275m of new bonds and at least 97.5% of the issued ordinary shares of the restructured Group (the claims of the Bondholders and RBS will be exchanged pursuant to a scheme of arrangement to be proposed to these creditors by the Company (the Creditors' Scheme). In the case of the Significant Creditors and the Eggborough Banks, claims will be exchanged pursuant to the terms of the Creditor Restructuring Agreement itself);

* the NLF will assume financial responsibility for discharging certain of the Group's uncontracted nuclear liabilities and costs of decommissioning the Group's nuclear power stations and the Secretary of State will assume financial responsibility for certain of the Group's liabilities to BNFL relating to historic spent fuel and any shortfall in the NLF;

* in consideration for this assumption of financial responsibility, the restructured Group will issue GBP275m in new bonds to the NLF. In addition, members of the Group will make the following payments to the NLF: (i) fixed decommissioning contributions of GBP20m per annum (indexed to RPI and tapering as stations are scheduled to close); (ii) GBP150,000 (indexed to
   RPI) for every tonne of fuel loaded into the Sizewell B reactor after completion of the Proposed Restructuring; and (iii) an annual contribution equal to a percentage of the Group's adjusted cash flow (initially 65% subject to adjustment, but not to exceed 65%) (the NLF Cash Sweep Payment);

* the entitlement of the NLF to the NLF Cash Sweep Payment is convertible into an equity shareholding in the new parent company of the Group (Newco 1) equal to the same percentage of the thereby enlarged issued share capital. The terms of the convertible ordinary shares into which such entitlement will convert will limit the general voting rights attaching to such shares to a maximum of 29.9%;

* the Eggborough Banks, as creditors with security over Eggborough Power Limited (EPL), have agreed (subject to certain conditions) to replace their secured claims with a right to payments under an Amended and Restated Credit Agreement (the Amended Credit Agreement) having a payment profile equivalent to GBP150m of new bonds (the CTA Bonds). In addition, the Eggborough Banks will have an option to acquire the Eggborough power station either through a share or asset purchase in 2010 upon payment of a GBP104m break fee and the extinguishment of the then GBP83m of outstanding CTA Bonds. This option may be accelerated in the event of a default under the Amended Credit Agreement. The security over EPL under the Amended Credit Agreement will secure both the GBP150m bond-equivalent payments and, through an indemnity for non-performance, the option acceleration;

* the standstill arrangements entered into by British Energy and certain of its creditors on 14 February 2003 have been extended and will continue while the Proposed Restructuring is being implemented (subject to the occurrence of certain termination events).

The credit  facility  provided to British  Energy by the Secretary of State (the
Government Facility) was granted on 9 September 2002 for up to GBP410m to provide working capital for British Energy's immediate requirements and to allow British Energy to stabilise its trading position in the UK and North America. On 26 September 2002 British Energy announced that the Government had agreed to extend a revised Government Facility for up to GBP650m until 29 November 2002 to give the Company sufficient opportunity to develop a restructuring plan. On 28 November 2002 British Energy announced that the Government Facility had been further extended until 9 March 2003, and on 7 March 2003 the Company announced that the Government had agreed to extend the Government Facility in the reduced amount of GBP200m, such that it would mature on the earliest of the dates described below. On 27 November 2003 British Energy announced that it had agreed a temporary increase in the amount of the Government Facility to GBP275m with the Secretary of State. The Government Facility reverted to GBP200m upon receipt of the proceeds of the disposal of our interest in AmerGen (see below) and is undrawn at 15 June 2004.

The  Government  Facility will mature on the earliest of (i) 30 September  2004,
(ii) the date on which the Proposed Restructuring becomes effective and (iii) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a European Commission (the Commission) decision or an obligation under EU law.

Impact of the Proposed Restructuring on Existing Shareholders
As part of the Proposed Restructuring, the Company proposes to cancel its existing ordinary shares of 4428/43 pence each and A shares of 60 pence each under a scheme of arrangement with its shareholders (the Members' Scheme), and issue to shareholders: (i) new ordinary shares in Newco 1 equal to 2.5% of the issued share capital of Newco 1 immediately following implementation of the Proposed Restructuring, and (ii) warrants to subscribe for a maximum of 5% of the thereby diluted ordinary issued share capital of Newco 1 (excluding, amongst others, the impact of conversion of the NLF Cash Sweep Payment described above) immediately following implementation of the Proposed Restructuring. If the shareholders do not approve the Members' Scheme or for any other reason the Members' Scheme is not implemented, but shareholders instead vote in favour of the Company selling all its business and assets to a directly wholly-owned subsidiary of Newco 1, they will receive only the warrants. If the shareholders do not vote in favour of either proposal, they will receive no shares or warrants.

The subscription price for the warrants which shareholders would receive in the circumstances detailed above is GBP28.95m in aggregate, equivalent to an equity market capitalisation of the Group of GBP550m following implementation of the Proposed Restructuring.

Bruce Power
British Energy completed the sale of its entire 82.4% interest in Bruce Power and 50% interest in Huron Wind on 14 February 2003.

On 28 April 2003, British Energy announced that it had received C$20m which had been retained on completion of the sale of Bruce Power for the possible price adjustment relating to pensions following confirmation that no such adjustment was required.

In addition to the consideration received at the time of the disposal of its interest in Bruce Power, British Energy was entitled to receive up to C$100m, contingent on the restart of two of the Bruce A Units (Units 3 and 4). On 22 March 2004 the Company received the sum of C$20m in respect of the restart of Unit 4 and on 25 May 2004 we received a further C$10m in respect of the Unit 3 restart. Discussions are ongoing with the Ontario Provincial Government regarding the release of further sums (if any). The total amount that will be released will be significantly less than C$100m.

On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group's interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station. Further details of these claims can be found on page 20.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

New Contracts with BNFL
On 16 May 2003, British Energy announced that it had exchanged the suite of contracts covering front end and back end fuel services, required to give effect to non-binding heads of terms which it entered into with BNFL on 28 November 2002. The revised front end and back end fuel contracts that have been agreed with BNFL provide an important partial hedge against market price movement on approximately 50% of the Company's total nuclear output.

The front end contracts became effective on 1 April 2003 but may be terminated if the Proposed Restructuring is not completed. The back end contracts are conditional on completion of the restructuring but, under the terms of the standstill agreement, pending formal implementation of the revised back end contracts, payment from British Energy to BNFL will be made as if the revised back end contracts had become effective on 1 April 2003.

At the same time, British Energy announced that new contracts had also been entered into for the sale of all of its natural and enriched uranium stocks to BNFL and their ongoing supply and procurement by BNFL. BNFL purchased the majority of British Energy's existing uranics stocks for some GBP50m and now provides British Energy with a full uranics supply service (including an obligation to use all reasonable endeavours to achieve the lowest possible price for uranium to be supplied to British Energy). The remaining stocks were subsequently purchased by BNFL later in the year. Under the new lifetime arrangements (which are terminable however after an initial period of seven years) BNFL will supply the uranics required for British Energy's AGR stations in England, and will also supply enriched uranium for PWR fuel fabrication. BNFL will continue to supply uranics for British Energy's AGR stations in Scotland under existing arrangements until 2006, when similar arrangements to those applicable in England will take effect.

In addition, British Energy has entered into an agreement whereby it will provide computer implementation support services to the BNFL Group for a fee of GBP10m per annum plus certain incremental costs. This project is expected to be completed by 31 March 2005.

Disposal of Interest in AmerGen
In September 2002, British Energy and Exelon, equal joint venture partners in AmerGen announced their intention jointly to sell their investment. The disposal process did not attract suitable offers and on 7 March 2003 British Energy announced that it had decided, jointly with Exelon, to terminate the sale process as both parties together concluded that none of the proposals received adequately reflected AmerGen's intrinsic value. At that time British Energy stated that it was continuing to take steps to realise its 50% interest in AmerGen.

On 11 September 2003, the Company announced that it and certain of its subsidiaries had entered into a conditional agreement to dispose of their interest in AmerGen to the FPL Group Inc. (FPL) for approximately US$277m, subject to various potential adjustments. FPL had been selected by the Company to purchase its interest following a competitive bidding process.

This announcement highlighted the fact that Exelon had a right of first refusal to purchase British Energy's interest on the same terms and conditions and at the same price as those offered by FPL. Subsequently, on 3 October 2003, Exelon exercised its right of first refusal. The terms and conditions of the disposal were formally agreed on 10 October 2003.

As a result of Exelon's exercise of its right of first refusal, the original agreement with FPL terminated on 13 October 2003 following the service of formal notice to that effect by British Energy. As a consequence, a break fee of US$8.3m became payable by British Energy to FPL.

On 23 December 2003 the Company announced the completion of the disposal of its interest in AmerGen. At closing initial consideration of approximately US$277m was received prior to adjustments relating to working capital levels, unspent nuclear fuel, inventory, capital expenditures and low-level waste disposal costs which were to be determined as at the time of closing. Finalisation of these adjustments is still outstanding.

Approximately GBP94m of the consideration was used to pay down outstanding amounts under the Government Facility and the balance was retained for corporate purposes.

Further steps
The Company is continuing to work hard with its advisers to achieve the Proposed Restructuring. This requires, amongst others:

* preparation and publication of scheme documentation and a prospectus in relation to the new shares, new bonds and warrants to be issued under the Proposed Restructuring;

*  settling certain documents with creditors;

*  the holding of creditors' and members' meetings;

*  approval of the Scottish Court in relation to the creditors' scheme; and

*  implementation and listing of the new shares and new bonds.

British Energy's ordinary shares are currently listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs) and it has agreed to make efforts to obtain a new or continuing listing of the restructured Group's ordinary shares in the form of ADRs on the NYSE. British Energy has also agreed to report its quarterly and annual financial results in compliance with US Generally Accepted Accounting Principles, generally to comply with the requirements of the Sarbanes Oxley Act, and to file reports as if it were a US domestic reporting company.

The Proposed Restructuring remains subject to a large number of important conditions, including:

* receipt by the Secretary of State of notification of a satisfactory decision by the Commission that in so far as the proposals involve the grant of State aid by the Government, such aid is compatible with the common market. The Secretary of State now expects to receive this notification during this autumn;

* the Secretary of State's entitlement not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required;

* the restructured Group having sufficient working capital for its present requirements from the listing of the new shares and new bonds;

* there being no material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole or of EPL or which is likely to have a material adverse effect on the value of the new bonds, the new ordinary shares, the CTA Bonds or the new Eggborough arrangements;

*  continuation of the standstill arrangements described above; and

* agreement on presently unsettled documents with creditors, Scottish Court approval and listing of the new shares and new bonds referred to above.

There are also a large number of significant uncertainties which may affect the Group's cash flow position, performance or outlook.

If for any reason British Energy is unable to implement the Proposed Restructuring, it may be unable to meet its financial obligations as they fall due, in which case it may have to take appropriate insolvency proceedings. If British Energy were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities, and it is highly unlikely that there would be any return to shareholders. Even if the Proposed Restructuring is completed, the return, if any, for shareholders will represent a very significant dilution of their existing interests.

Copies of the Company's announcements regarding restructuring, in particular the announcements of 28 November 2002, 14 February 2003 and 1 October 2003, are available on the Company's website http://www.british-energy.com. The Company will make further announcements about the Proposed Restructuring in due course.

--------------------------------------------------------------------------------
Board of Directors

Adrian Montague (56)Y
Joined British Energy as Chairman in November 2002 and also held an executive role until the appointment of Mike Alexander as Chief Executive in March 2003. He is currently also Chairman of Michael Page plc, Deputy Chairman of Network Rail and a senior international adviser to Societe General. A law graduate of Cambridge University, he was a partner with Linklaters & Paines, before joining Kleinwort Benson as Head of the Project and Export Finance Department in 1993, and subsequently became Global Head of Project Finance in 1997. Then he undertook a number of senior roles in the implementation of the Government's private finance policies, serving as the Chief Executive of the Treasury Taskforce from 1997-2000, and as Deputy Chairman of Partnerships UK plc, and a Private Finance Advisor to the Department of the Environment, Transport and The Regions between 2000 and 2001. In September 2002 he was appointed to head the review team monitoring London's Crossrail project. He was awarded a CBE in 2001. He is Chairman of the Nominations Committee.

Mike Alexander (56)UO
Appointed as Chief Executive in March 2003. Prior to joining British Energy he was Chief Operating Officer and Executive Board Member of Centrica plc, and before that Managing Director of British Gas Trading. After graduating from Manchester University with a BSc in Chemical Engineering and an MSc in Computer Engineering he joined BP, undertaking a number of operational plant improvement, engineering, corporate planning and business development projects throughout the world. He joined British Gas in 1991 as Commercial Director of BG Exploration & Production Limited and was a Director of several overseas exploration and production subsidiaries, becoming Managing Director of British Gas Supply
Limited. Whilst at British Gas he directed their move into the deregulated electricity market and oversaw the launch of the Goldfish credit card. He is a Non-Executive Director of Associated British Foods plc and was previously Chairman of AG Solutions Limited, Hydrocarbons Offshore Limited and a Non-Executive Director of The Energy Saving Trust.

Martin Gatto (54)O
Appointed Interim Finance Director in December 2003. He is a Fellow of the Chartered Institute of Management Accountants. Prior to joining British Energy he was Interim Chief Financial Officer at Midlands Electricity plc and was Group Finance Director at Somerfield plc between 1993 and 2002. He holds a degree in Polymer Technology from Brunel University and started as a graduate trainee with 3M UK. Subsequently he was Deputy Group Controller of Lex Service plc, and Financial Controller, Brewing, and Pubs and Leisure for Grand Metropolitan plc. He joined Hilton International in 1983, becoming Chief Financial Officer and Development and Property Director before becoming Chief Financial Officer of Sun International in 1991. In January 2004 he joined the board of Luminar plc as a Non-Executive Director and he is also a Non-Executive Director of Cox & Kings Travel Limited. He will stand for election to the Board at the forthcoming AGM.

David Gilchrist (51)(#)UO
Managing Director of British Energy Generation. He will assume the new role of Technical Director with effect from 5 July 2004. Formerly Executive Vice President, Finance of Bruce Power LP between 1999 and 2001, having previously been Financial & Commercial Director, British Energy North America. He was Executive Director, Finance of Nuclear Electric Limited from 1996 to 1998. After graduating from Cambridge University with a degree in engineering he worked in the UK and US at Caterpillar and Ford of Europe as well as a period with PA Management Consultants. A Chartered Engineer and member of the Institution of Mechanical Engineers, he was Business Development Director, Automotive at GKN plc from 1988 before joining Nuclear Electric in 1991. He was elected as the UK Representative on the Governing Board of the WANO Paris Centre in 2003.

William Coley (61)+UY
Appointed as an independent Non-Executive Director in 2003. He joined Duke Power, a major US utility company as an engineer in 1966 and spent his career there, becoming Group President between 1997 and 2003. During his time at Duke Power he held a variety of management and executive roles including Vice-President, Central Division and Senior Vice-President, Power Delivery. He was elected to Duke Power's Board of Directors in 1990, becoming Senior Vice-President, Customer Group and was President of the Associated Enterprises Group between 1994 and 1997. A Non-Executive Director of CT Communications Inc., SouthTrust Corporation and Peabody Energy, he holds a BSc in Electrical
Engineering from the Georgia Institute of Technology. He is a registered Professional Engineer in North and South Carolina. He is Chairman of the Nuclear Performance Review Committee.

Pascal Colombani (58)U
Appointed as an independent Non-Executive Director in 2003. A nuclear physicist, he is a graduate of the Ecole Normale Superieure, St. Cloud, and holds a Doctorate in Nuclear Physics. Presently Associate Director with ATKearney, he was, until 2003, a member of the Electricite de France Supervisory Board and the Non-Executive Chairman of the Supervisory Board of Areva, the international nuclear services group. He was Chairman and CEO of the French Atomic Energy Commission between 2000 and 2002. Following a period working in academic research both at the CNRS Nuclear Physics Institute in France and in the USA, he joined Schlumberger, the oilfield services group, in 1978, becoming Director of European Technical Co-operation and subsequently President of Schlumberger Japan in 1995. He was Director of Technology at the Ministry of Education, Research and Technology in Paris between 1998 and 1999. He is a member of the French Academy of Technology, and is a Knight of the Legion of Honour and an Officer of the Order of Merit.

John Delucca (61)+
Appointed as an independent Non-Executive Director in 2004 and Deputy Chairman of the Audit Committee. He holds an MBA in Finance from Fairleigh-Dickinson University School of graduate study and a BA from Bloomfield College and has held a variety of senior roles in US business. Most recently, from 2003 until March of this year he was Executive Vice-President and Chief Financial Officer of the REL Consultancy Group. Prior to that from 1998 to 2002 he was Executive Vice-President, Finance and Administration and Chief Financial Officer of Coty Inc and a member of their Executive Committee. Between 1993 and 1998 he was Senior Vice-President and Treasurer of RJR Nabisco Inc., having previously held executive positions with Hasco Associates, a private investment group, the Lexington Group, providing financial consulting to distressed companies, the Trump Group and the International Controls Corporation, where he was Executive Vice-President and CFO as well as Chairman and CEO of a subsidiary, Transway Finance Company. He is a Non-Executive Director, and chairs the audit committees of, ITC Deltacom, Enzo Biochem and Elliott Company. He has been a lecturer at Forham University's Graduate School of Business Administration and Adjunct Assistant Professor at Seton Hall University School of Business Administration. He will stand for election to the Board at the forthcoming AGM.

Ian Harley (54)+*Y
Appointed as an independent Non-Executive Director in 2002 and Chairman of the Audit Committee. He joined Abbey National in 1977 where he held a variety of posts in the Finance, Retail Banking and Wholesale Banking Divisions before joining the Board in 1993. He spent nine years on the Board as first Finance Director, then Chief Executive, before retiring in 2002. An Economics graduate of Edinburgh University, he is a Fellow of the Institute of Chartered Accountants and a Fellow and Past President of the Institute of Bankers. He is currently a Non-Executive Director of Rentokil Initial plc, a Governor of the Whitgift Foundation and a Vice-President of the National Deaf Children's Society. Previously Chairman of the Association for Payment Clearing Services, a member of the Deposit Protection Board, appointed by the Bank of England, and a member of the Financial Services Authority's Practitioner Panel.

Clare Spottiswoode (51)+*Y
Appointed as an independent Non-Executive Director in 2001 and Deputy Chairman and senior Non-Executive Director since June 2002. Chair of the Remuneration Committee. Her career started as an economist with the Treasury before establishing her own software company. Between 1993 and 1998 she was Director General of Ofgas and has also served as a member of the Government's
Deregulation  Task  Force  (1993)  and the Public  Services  Productivity  Panel
(1998). Mrs Spottiswoode currently chairs Busy Bees Group Limited and Economatters Limited and was previously a Non-Executive Director of Booker plc. She is also currently a Non-Executive Director of Advanced Technology (UK) plc, Tullow Oil plc and Petroleum Geo-Services ASA. Awarded a CBE for services to industry in 1999, she holds degrees from Cambridge and Yale Universities. She will stand for re-election to the Board at the forthcoming AGM.

Sir Robert Walmsley (63)+*Y(#)U
Appointed as an independent Non-Executive Director in 2003. Previously he served in the Royal Navy where his final appointment was as Vice Admiral Controller of the Navy and member of the Navy Board as a Vice Admiral, starting in 1994. He was knighted in 1995. During his earlier naval career he held a number of nuclear related posts including service as the Chief Engineer of a nuclear submarine, Project Manager of a Nuclear Submarine Refit and Refuel, and Chairman of the Naval Nuclear Technical Safety Panel; he was Director General, Submarines between 1993 and 1994. He held roles in Procurement at the Ministry of Defence and was Executive Aide to the Chief of Defence Procurement between 1986 and 1987. After retiring from the Navy, he was appointed as Chief of Defence Procurement (a Permanent Secretary grade post in the Civil Service), occupying that position from 1996 until 2003. Holding an MA from Cambridge University and a postgraduate diploma in control engineering he also was awarded an MSc in Nuclear Science and Technology from the Royal Naval College. Earlier this year he was appointed as a Senior Adviser at bankers Morgan Stanley and was elected as an independent director of General Dynamics in the United States. He is Chairman of the Safety Health and Environment Committee and a Non-Executive Director of the Group's licensed nuclear generator subsidiaries. He will stand for election to the board at the forthcoming AGM.

Robert Armour (44)O
Company Secretary since 1995 and General Counsel since 2000. A solicitor, he was a partner in Wright Johnston & Mackenzie, solicitors, between 1986 and 1990 before joining Scottish Nuclear as Company Secretary in 1990. He was Director of Performance Development for Scottish Nuclear between 1993 and 1995. From 1997 to 2003 he was Director of Corporate Affairs. He holds a law degree and MBA from Edinburgh University and has also attended INSEAD's Advanced Management Programme.

+   denotes member of the Audit Committee
*   denotes member of the Remuneration Committee
Y   denotes member of the Nominations Committee
(#) denotes member of the Safety, Health and Environment Committee
U   denotes member of the Nuclear Performance Review Committee
O   denotes member of the Executive Committee

--------------------------------------------------------------------------------
Corporate Governance

Overview
The Directors consider that during the year the Company has been in compliance with the requirements set out in Section 1 of the Combined Code incorporating the principles of good governance and code of best practice (the "Combined Code"). The Company intends to comply with the provisions of the revised Combined Code published in July 2003 which will apply to the Company in the year ending 31 March 2005.

The Board
Adrian Montague held office as Chairman and Mike Alexander served as Chief Executive, throughout the year. The other Executive Directors are David Gilchrist, Managing Director Generation, and Martin Gatto, who was appointed Interim Finance Director following the resignation of Keith Lough on 8 December 2003. In addition there are six further Non-Executive Directors. Biographies of the Directors are set out on pages 28 and 29. The Chief Executive is responsible for safety throughout the Group.

The Directors are satisfied that the Company also complies with the sections of the Combined Code concerning the balance of the Board. Throughout the year, the number of Non-Executive Directors (including the Chairman) was greater than the number of Executive Directors. At the start of the year the Company had three Executive and four Non-Executive Directors in addition to the Chairman. At the year end the Company had three Executive and six Non-Executive Directors in addition to the Chairman. With the exception of Adrian Montague, who held an executive office temporarily for part of the previous financial year (following his appointment as Executive Chairman in November 2002), all Non-Executive Directors are independent. The Company's independent Non-Executive Directors are currently Clare Spottiswoode, William Coley, Pascal Colombani, John Delucca, Ian Harley and Sir Robert Walmsley. Clare Spottiswoode was the Company's Senior Non-Executive Director and Deputy Chairman throughout the year. During the year Sir Robert Hill retired and Duncan Hawthorne resigned as Non-Executive Directors. The Remuneration Commitee Report on pages 36 to 42 provides further details of appointments to and resignations from the Board during the year.

At each Annual General Meeting any Director who has been appointed by the Board since the previous Annual General Meeting is required to retire and may seek election, together with such other Directors so as to ensure that at least one third of the Directors for the time being stand for election or re-election. In order to comply with the provisions of Rule A.6 of the Combined Code, all Directors are required to seek re-election at least every three years. The Company's policy is that Directors should retire at the first Annual General
Meeting after their 65th birthday. Exceptions to the policy may be made from time to time to ensure an orderly transition in the membership of the Board.

The Board meets sufficiently regularly to discharge its duties effectively and at least 11 times in any year. It met 18 times during the year ended 31 March 2004. There is frequent contact amongst the Directors between Board Meetings to progress the Company's business.

All of the Non-Executive Directors serving on the Board have held senior positions in other major organisations either in the UK or internationally. Each of them is involved in decision making on key issues facing the Group and brings a wide range of experience to the Board. The Non-Executive Directors of the Company meet as a group from time to time without Executive Directors present and from time to time also meet without the Chairman present.

In accordance with the requirements of the Combined Code, the Board has a number of matters reserved to it, including appropriate strategic, financial and organisational matters. These are considered at the Board's monthly meetings. The Board receives reports covering operational, financial, safety, risk management and regulatory performance to assist it in identifying key issues for the business on a regular and timely basis. All Directors may obtain independent professional advice at the Company's expense and all Directors have access to the advice and services of the Company Secretary who is accountable to the Board through the Chairman on all corporate governance matters. Where appropriate, matters have been delegated to Board Committees, all of which have written constitutions and terms of reference. Individual Directors, their roles and membership of the various committees are identified on pages 28 to 29 of the Annual Report.

Risk Management
The Board is responsible for determining strategies and policies for risk and control and management is responsible for designing, operating and monitoring risk and control processes which implement Board policies effectively. In accordance with the Turnbull Guidance, risk management and internal control are considered by the Board and its Committees on a regular basis during the year.

The risk management process operating throughout the financial year was based on the identification, mitigation and monitoring of the key risks that influence the Company's strategy and business objectives. In light of the Company's decision to seek Government support in September 2002, and in view of the disposal of British Energy's international interests and its concentration on its UK operations, the Board agreed steps in April 2003 to review its risk management and corporate governance procedures and committee structure. Further details of the Group's committee structure appear below.

At its regular meetings, the Board reviews the Group's business objectives and the risks and controls associated with these business objectives. Specific categories of risk are also reviewed by appropriate committees, including the Group Risk Management Committee (GRMC) and subsidiary boards. Risks reviewed by the Board include: safe operation of our plant; operational risks including reliability, output, plant condition and human performance; the financial position of the Group; risks relating to the current Group restructuring; changes in energy markets; nuclear safety and safety regulations; commercial and environmental regulation; policy proposals by legislative bodies in the markets in which we operate; treasury and trading financial exposures; major contracts; and the acquisition of radioactive waste management services.

Throughout the year the Company's reporting arrangements operated across the Group's operating subsidiaries and corporate functions, monitoring business performance against key performance indicators and the business plan. Risk logs identifying business risks facing the Group as a whole and particular parts of the business were regularly considered at subsidiary and divisional level and reported to the Group's executive and mitigation plans were established and monitored. The Group's principal operating subsidiaries monitored internal control and risk mitigation throughout the year. In particular the Generation Boards (the boards of the UK nuclear subsidiaries) reviewed the operation of British Energy's UK nuclear fleet and risk and internal control issues affecting those businesses. The separate arrangements which operated for AmerGen are described below.

The conduct of risk assessment involves senior management of all of the Group's business units in addition to the Executive Directors. The results of these assessments are summarised and reported to the Board. These risk assessments will continue to be used as part of the Company's evaluation of the risks it faces.

The Board also received regular reports on risks associated with AmerGen (the United States joint venture with Exelon in which the Company held a 50% interest) prior to the disposal of our interest in December 2003. During the period of ownership of the Company's interest in AmerGen its operation was integrated with the Exelon group. Its risk management processes were separate from those applying within British Energy. British Energy appointed its own Financial Manager for AmerGen and chaired the AmerGen Finance Sub-Committee (which oversaw the operation of financial controls at AmerGen and had a similar role to the Company's Audit Committee) at its meetings throughout the year.

Committee Structure During the Year Ended 31 March 2004
Early in the year, the Company undertook a review of its committee structure. In the period subsequent to the events of September 2002, the Board had increasingly adopted a management role in the Group's business necessitated by the complex issues facing British Energy. These arrangements were reviewed following the appointment of Mike Alexander as Chief Executive. The new structure allows the Board to focus to a greater extent on strategy and review of business risks and to delegate the management of the business to the executive.

It is the Company's policy that committees are provided with sufficient resources to undertake their duties. The Company may make further changes in due course in order to comply with further developments in corporate governance best practice. The current terms of reference for each committee is available on the Company's website.

--------------------------------------------------------------------------------
Corporate Governance

Board Committees
The current committee structure is described below:

Audit Committee
The Audit Committee is comprised entirely of independent Non-Executive Directors and was chaired by Ian Harley throughout the year. John Delucca was appointed as Deputy Chairman of the Committee in April 2004. Ian Harley and John Declucca are considered to be the financial experts on the Audit Committee. The Audit Committee has the primary purpose of assisting the Board in overseeing the integrity of the Company's financial statements, and overseeing the Company's compliance with legal and regulatory requirements. The Committee is also responsible for considering and recommending appropriate accounting policies for the Group, and reviewing the adequacy and effectiveness of internal control and compliance procedures within British Energy and ensuring that the Group complies with all statutory requirements in relation to the principles, policies and practices adopted in the preparation of the financial statements. The Committee reviewed risk management processes across the Group including actions to mitigate or control key risks facing British Energy. The Committee receives reports from both external and internal auditors in relation to matters arising from their work and is also responsible for encouraging and monitoring the adoption of best practice in corporate governance. The Committee receives reports twice per annum from the GRMC. The Committee reviews the scope and results of the external audit including the auditors' cost effectiveness, independence and objectivity, and is responsible for making recommendations to the Board in relation to the appointment and independence of the external auditors and their remuneration. The Committee also reviews the nature and extent of the non-audit services provided by the external auditors to the Group to ensure that these are appropriate, and that a balance of objectivity and value for money is maintained. Six meetings of the Audit Committee were held during the year.

Remuneration Committee
A separate Remuneration Report containing details of the Remuneration Committee appears on pages 36 to 42.

Nominations Committee
Throughout the year the Nominations Committee was comprised entirely of Non-Executive Directors and was chaired by Adrian Montague. The Committee advises the Board in relation to senior appointments throughout the Group. Board appointments recommended by the Nominations Committee are made after an appropriate search and selection process has been undertaken, including, where appropriate the use of external advisers to identify suitable candidates. The Nominations Committee met four times during the year.

Safety, Health and Environment Committee
This Committee provides advice to the Board in relation to the health and safety of staff, contractors, visitors and the general public, plant safety and the environmental performance of British Energy. It reviews key safety and environmental risks affecting British Energy's business and the actions taken to mitigate or control them. It is chaired by Sir Robert Walmsley (who succeeded Sir Robert Hill who retired in July 2003) and also includes three independent experts as well as the Managing Director Generation and certain other Directors and senior managers of the Group. The meetings, which consider both site specific and generic issues, are held in rotation at the nuclear power stations with the Station Manager and site safety representatives in attendance. The Committee met four times during the year.

Nuclear Performance Review Committee
The Nuclear Performance Review Committee first met in November 2003. Its role is to consider and advise the Board and the Executive on issues relating to the performance of and improvements to the Group's UK nuclear fleet including plant reliability, preventive maintenance and Materiel Condition. The Committee has focused on the implementation and direction of the Company's ongoing Performance Improvement Programme. The Committee is chaired by William Coley and its membership includes the Chief Executive, other Non-Executive Directors with appropriate technical expertise, the Managing Director Generation and certain other senior managers with appropriate technical expertise. The Committee met three times during the year and it is intended that henceforth it will meet at least four times a year.

Executive Committee
In April 2003, the Company formed a new Executive Committee through which the Chief Executive, with the assistance of a number of senior executive colleagues, directs the business of the Group in accordance with delegated authorities from the main Board. The Executive Committee meets weekly to maintain close scrutiny and management of the Company's affairs, directing performance, taking corrective action and ensuring the Board is kept abreast of all material events.

Subsidiary Boards
Throughout the year a number of executive management committees and subsidiary boards were used to assist the Directors in controlling the business. These included the Boards of British Energy's two nuclear generation subsidiaries which hold nuclear site licences (the Generation Boards) which directed operational and safety policy in the Group's nuclear operations. The Chief Executive and executives on the Generation Boards continue to direct the operational and safety policy of our UK nuclear operations.

Group Risk Management Committee
The GRMC is an executive committee chaired by the Chief Executive. The GRMC meets every two months to review the group-wide risk management processes of the business, maintain an overview of the risks facing the business and reports to the Audit Committee on a regular basis. The Committee met eight times during the year. The Trading Risk Sub-Committee reports to the GRMC.

Trading Risk Sub-Committee
This is a  Sub-Committee  of the GRMC.  It is  chaired  by the  Interim  Finance
Director. The Sub-Committee meets at least quarterly to review the risks, controls and limits of the Company's trading activity. It also considers and recommends improvements and developments to the controls in place to govern trading activities and considers extensions to those trading activities, in advance of approval being sought from either the Board or the Executive Committee. The Sub-Committee met four times during the year.

Pensions Committee
This is an executive committee which monitors the management of the two Group Pension Schemes and is chaired by Sally Smedley, the Group's Human Resources Director. The Chairmen of the British Energy Generation Group Trustees and the British Energy Combined Group Trustees are members, as are certain other Directors and senior managers of the Group. The Committee reviews and advises on the policies being adopted by the Trustees of these Schemes and is responsible for advising the Board on all matters relating to these Schemes. The Committee met twice during the year and focused particularly on preparing proposals to address the expected pension fund deficits following the results of the triennial actuarial valuation as at 31 March 2004.

Disclosure Committee
This Committee was established by the Company as part of its response to the requirements of the United States Sarbanes-Oxley Act of 2002. It is intended that the Committee will be chaired by the Group Financial Controller, and comprises management level representatives of operational and corporate departments from throughout the Group. Its role is to review the accuracy and completeness of the Company's proposed financial and certain other public statements and/or reports. The Committee met eight times during the year. It reports to the Audit Committee and the Chief Executive and Interim Finance Director.

Organisational Structure
There are clearly defined lines of accountability throughout the Group. These include strict authorisation approval and control procedures within which senior management operate. Similarly the senior management team within each subsidiary or division is responsible for its internal financial controls. Those management teams operate within an overall framework determined by the Board.

Investment Approval
The approval of capital and revenue schemes above certain limits is reserved to the Board. Other investment decisions are delegated for approval in accordance with authority limits. The Group has comprehensive appraisal and monitoring procedures which apply to all material investment decisions.

Business Planning
A comprehensive business planning and budgeting process to establish plans and targets, against which performance is regularly monitored, is undertaken each year. Key business risks identified during the planning process are reviewed regularly throughout the year. The Board receives monthly reports and management accounts and reviews the overall Group performance against budget and the latest forecasts for the current year. Similarly, each subsidiary and divisional management team meets regularly to monitor performance.

Internal Compliance and Control
The Board is responsible for and has undertaken a review of the Group's system of internal control and its effectiveness. This included an examination of the Group's self-certification procedures, risk management processes, internal audit reviews, external audit review of internal controls and regulatory compliance. As part of its review, the Board instructed an internal audit of corporate governance within the Group. The identification of key business risks, the evaluation of their financial and other implications and formulation of policies to manage such risks is the responsibility of the Directors. This system is designed to identify and manage, rather than eliminate risk and can provide only reasonable and not absolute assurance against material misstatement or loss.

Management reviews and self-certification reports from Directors and senior officers of each of the key subsidiaries or divisions are used to monitor compliance with the Group's internal financial, risk management and other controls.

The Group's internal audit function is responsible for providing assurance on the performance of the internal financial and risk management control system and computer operations and reports regularly to the Audit Committee. Internal audit work is focused on the areas of highest risk as agreed and prioritised by the Audit Committee. The scope of work, authority and resources of the internal audit function are reviewed by the Audit Committee at least annually.

Steps are being taken to embed internal control and risk management further into the operations of the business and to exploit areas of improvement which come to management and the Board's attention.

Sarbanes-Oxley Act
The United States Sarbanes-Oxley Act of 2002, introduces new and enhanced standards of corporate governance and business and financial disclosure which apply to British Energy as a non-US company with securities registered in the United States. Some of the new standards and rules affecting the Company are already in force. New standards directly applicable to the Company include certifications of the Annual Report on Form 20-F which is submitted to the Securities and Exchange Commission by the Chief Operating Officer and Chief Financial Officer (in the Company's case these are signed by the Chief Executive and the Interim Finance Director), changes to the role of the Audit Committee and new rules relating to internal controls. The Group is following these developments closely and intends to implement all necessary changes as the new rules come into force.

Corporate Social Responsibility
We plan to strengthen our whistle-blowing procedures during the year through the implementation of a procedure to allow staff to confidentially raise ethical concerns, suspicions of fraud or money laundering, suspicious accounting treatment or practices, and any other suspicious or non-compliant activity which an employee may observe. This procedure will involve direct referral to an external independent organisation which will record concerns and determine the appropriate person to investigate them and recommend any action required to address resulting issues.

The Company has published a separate Safety Health and Environment Report on its website. It is intended to replace this with a Corporate Social Responsibility Report, which will be published on-line later this year. This will include
details  of  our  record  on  safety  and  environmental  performance.   Further
information on our approach to the environment and corporate social responsibility is contained on pages 23 and 24.

Going Concern
The Board considers it appropriate to prepare these accounts on a going concern basis for the reasons explained in note 1 to the financial statements for the year ended 31 March 2004.

Communication with Shareholders and Stakeholders
The Company recognises the importance of maintaining an ongoing relationship with its shareholders and stakeholders. It uses its Annual General Meeting as an opportunity to communicate with shareholders, and at that meeting a business presentation is made by the Chief Executive and by other Directors, if appropriate. It is the Company's policy that all Directors are available to answer shareholders' questions at the Annual General Meeting. In addition, the Chief Executive, the Chairman of the Audit Committee and the Interim Finance Director will meet with the Company's principal shareholders on request to discuss relevant issues when they arise. The Company seeks to ensure that the Directors, particularly the Non-Executive Directors, develop an understanding of the views of major shareholders through various routes including meetings and analysts' or brokers' briefings. The Company Secretary's office responds to numerous letters from shareholders on various issues throughout the year. Information sent to shareholders and copies of all Company announcements are made available on the Company's website - www.british-energy.com.

The notice of last year's Annual General Meeting held on 30 July 2003, was dispatched to shareholders not less than 20 working days before the meeting and details of proxy votes received were made available in accordance with the recommendations of the Combined Code.



Robert Armour
Company Secretary
17 June 2004

--------------------------------------------------------------------------------
Remuneration Committee Report
--------------------------------------------------------------------------------
for the year ended 31 March 2004

It is the opinion of the Directors that during the year the Company has complied fully with those aspects of the Combined Code concerning good governance and the 1998 Code of Best Practice which relate to the remuneration of Directors and the members of the Executive Committee. In preparing this report the Remuneration Committee has given due consideration to the Directors Remuneration Report Regulations 2002 and consider that they have complied with these regulations.

Terms of Reference and Committee Membership
The Committee's prime concern is the pay, benefits and other employment conditions of the Executive Directors and the members of the Executive Committee. The Committee also reviews the pay and benefits of other senior staff to ensure reasonable consistency.

The terms of reference of the Committee empower it to:

* Establish the remuneration policies and practices for Executive Directors and certain other Directors and senior employees;

* Design and implement long-term incentive schemes;

* Determine and review the individual remuneration packages of the Executive Directors and other selected senior employees, including pension provisions;

* Authorise the annual performance incentive plan for Executive Directors;

* Obtain external professional advice and expertise necessary for the performance of its duties.

The Committee is made up of the Non-Executive Directors identified on pages 28 and 29. It is chaired by Clare Spottiswoode, Deputy Chairman.

Advisors to the Committee
Mike Alexander, Chief Executive, attended meetings throughout the year to give advice as required by the Committee. In accordance with good practice he was not present when matters affecting his own terms and conditions were being discussed. It is the intention of the Committee that he will continue to attend. Sally Smedley, the Group's Human Resources Director, is the Secretary to the Committee.

The Committee has appointed Watson Wyatt LLP to give advice on general remuneration matters including comparisons with market data. Watson Wyatt also provide actuarial and investment advice in respect of the Company's pension schemes.

New Bridge Street Consultants have been appointed by the Company and by the Committee to give advice on equity incentive plans. They have also provided advice to the Company on implementation of those plans.

Remuneration Policy
It is the Committee's policy that base salaries are positioned broadly around the market median with an incentive opportunity which will reflect British Energy's business strategy and the challenges it faces in particular parts of the business.

It is the Committee's aim to ensure that the total package (which includes benefits) is competitive and that, as a consequence, the Company continues to attract and retain Executive Directors with the skills and abilities to manage and develop the business.

In particular, it is British Energy's policy that:

* A significant proportion of Executive Directors' remuneration should be variable and linked to the performance of the Company;

* Recognising the external market, the movement in the base pay of Directors and Executive Committee members should be broadly in line with the pay increases awarded to other staff;

* In determining the link between base and variable pay, the Company should be mindful of safety and environmental issues;

* There should be a strong and clear link between reward and performance against agreed stretch targets.

The Committee remains concerned at the absence of any suitable long-term incentives in place for Executive Directors and senior staff and is considering how this can be addressed for the future.

Elements of Remuneration
In determining a remuneration package for each individual Executive Director, the Committee considers five main elements.

Each element is benchmarked against the external market and a balance of elements is taken recognising the commercial and operational needs of the business and the policies outlined above.

The benchmarking process draws comparison across a wide range of organisations including other utility companies. It also involves consultation with external professional advisers and comparison with commercially available remuneration surveys.

* Base Pay
Base pay and benefits in kind are reviewed annually. The Committee aims to maintain individual salaries at market median, taking into account experience, levels of responsibility and individual performance. The base pay of Executive Directors and senior staff was last reviewed as at 1 July 2003.

* Annual Performance Incentive Plan
Bonus payments are determined by a range of challenging targets including an override reflecting the safety and environmental priorities necessitated by the nature of the Group's activities. In the year ended 31 March 2004 the maximum bonus level payable to Executive Directors and Executive Committee members was 60% of base pay (subject to the increase described in the paragraph below).

As noted both above and in last year's report the Committee remains concerned at the lack of a long-term incentive plan. During the year, the Committee determined that the bonuses earned by Executive Directors and Executive Committee members in the year ended 31 March 2004 should be increased by a factor of 1.67 to reflect the absence of a long-term incentive plan. The Committee believes that this is reasonable in the light of both the absence of a long-term incentive plan and the stretch nature of the bonus targets.

The main bonus targets set related to cash flow, cost and output targets, as well as targets relating to specific business areas. The actual bonuses payable to Executive Directors and Executive Committee members is between 38.1% and 52.5% of their base pay (inclusive of the uplift referred to above).

* Share Option Plans
No options under any of the plans approved by shareholders have been granted this year. The Committee has no plans to grant any further options prior to the completion of restructuring.

Existing share options have a performance criterion of earnings per share growth of 3% above RPI. The performance criterion chosen was in line with the then market practice as at the date of implementation and ABI guidelines. No new options vested during the year.

Executive Directors are entitled to participate in the all employee Sharesave Scheme for which there are no performance conditions.

* Retirement Benefits
The retirement benefits offered to Executive Directors are individually tailored as described below.

Mike Alexander and David Gilchrist are members of the British Energy Generation Group (BEGG) of the Electricity Supply Pension Scheme.

Keith Lough was also a member of BEGG when he was a Director.

No elements of remuneration other than base pay are pensionable.

--------------------------------------------------------------------------------
Remuneration Committee Report
--------------------------------------------------------------------------------
for the year ended 31 March 2004

The following Directors have accrued entitlements under defined benefits schemes as follows:



  Name          Age      Accrued     Increase   Increase   Transfer      Accrued   Transfer value of       Increase in
                         pension   in accrued         in   value of   pension at  pension at 31 March         transfer
                              at      pension    accrued   increase   31/03/2004                            value less
                      31/03/2003   (excluding    pension         in       (GBP)                          contributions
                          (GBP)    inflation)     (GBP)     accrued                                            made by
                                       (GBP)                benefit                   2003       2004        Directors
                                                             (GBP)                    (GBP)      (GBP)            (GBP)

  M Alexander    56         833        9,976     10,000     99,000       10,833      8,000    107,000          79,000

  D Gilchrist    51      45,895        9,208     10,494    138,000       56,389    404,000    542,000         128,049

  K Lough        45       7,078        3,340      3,463     21,000       10,541     38,000     59,000          13,371


The information in the table above has been subject to audit as required by the Companies Act 1985. The accrued pension entitlements shown are those which would be paid annually on retirement, based on service to the end of the year. The transfer value does not represent a sum paid or due to the individual and cannot meaningfully be added to annual remuneration.

The accrual rate of Mike Alexander is fixed at a value of GBP10,000 per year of service which, on the basis of current salary, equates to 1/40.

The accrual rate of David Gilchrist is 1/30, and is the maximum rate subject to total pension from all sources not exceeding two-thirds of final salary.

The information shown above for Keith Lough relates to his period as an Executive Director only (i.e. until 8 December 2003). His accrual rate was 1/30 and was the maximum rate subject to total pension from all sources not exceeding two-thirds of final salary. He continued to be a member of the scheme after his resignation as an Executive Director.

Martin Gatto is not a member of any Company Pension Scheme nor is any payment made to him in lieu of any pension arrangement.

* Other Benefits
Other benefits are available to Executive Directors. These differ by individual but will comprise some or all of the following:

* A company car and fuel;

* Medical and additional life insurance;

* Reimbursement of telephone rental and a mobile phone;

* Subscriptions to professional bodies;

* Eligibility to participate in the all-employee Sharesave Scheme;

* Chauffeur driven vehicle.

Service Contracts
The policy of the Remuneration Committee is to set notice or contract periods for Executive Directors at one year or less. Where it is necessary to offer longer notice or contract periods to new Directors who are externally recruited, it is policy to reduce these as soon as possible after the initial period.

All Executive Directors (with the exception of Martin Gatto) have a 12 month rolling contract. Martin Gatto has a fixed-term contract which terminates on 31 December 2004.

External Non-Executive Appointments
The Company permits Executive Directors to accept Non-Executive Directorships and other similar appointments provided that they do not cause a conflict or inhibit the Director's ability to work for the Company. It is recognised that such appointments increase the Director's commercial knowledge and business experience to the general benefit of the Company.

Each appointment, including the details of emoluments, is subject to Board approval. The Board has determined that any compensation receivable in respect of these appointments is paid directly to and retained by the Executive Director.

Termination Provisions
The Company's policy is that service contracts should not have express termination provisions other than the contractual notice periods outlined above.

Keith Lough resigned from the Board on 8 December 2003. The payment to him disclosed under 'Compensation for Loss of Office' in the table entitled 'Directors' Emoluments' on page 40 represents the balance of his contractual benefits plus a payment in respect of loss of bonus entitlement.

Non-Executive Directors
The remuneration of Non-Executive Directors is determined by the Board without the participation of the Directors concerned. Appointed for three-year terms, they do not have service contracts, they are not eligible for participation in any of the Company Share Schemes and they do not receive any pension provisions from the Company.

The expiry dates of the current Non-Executive Directors' appointments are:


Name                                                              Expiry Date
W Coley                                                            31/05/2006
P Colombani                                                        31/05/2006
J Delucca                                                          31/01/2007
I Harley                                                           01/06/2005
A Montague                                                         01/12/2005
C Spottiswoode                                                     01/12/2004
R Walmsley                                                         31/07/2006

During the year the Board reviewed the fees paid to Non-Executive Directors. On the basis of external advice, fees were reviewed effective from 1 January 2004 as follows:

Independent/Non-Executive Director                                 GBP27,000
Additional fee for Deputy Chairman/Senior Independent Director     GBP25,000
Additional fee for Chairing Committees (per Committee)             GBP10,000

In addition, with effect from 1 April 2004, those Non-Executive Directors who travel from the USA receive GBP1,000 per Board meeting subject to a maximum of GBP10,000 per annum. Those who reside elsewhere outside the UK are paid GBP500 per meeting to a maximum of GBP5,000 per annum.

The levels of fees paid during the year are given on page 40.

Adrian Montague's base fee is GBP150,000 per annum but, because of the additional time commitment, his fees will be GBP300,000 per annum until restructuring is effective and binding on all interested parties, or until negotiations for a solvent restructuring are terminated. His service agreement also provides for additional lump sum fees to be paid when certain restructuring milestones are achieved.

--------------------------------------------------------------------------------
Remuneration Committee Report
--------------------------------------------------------------------------------
for the year ended 31 March 2004

Directors' Emoluments



                      Basic Salary and Fees        Bonus (GBP)       Contingent Fees (GBP)             Compensation for
                              (GBP)                                                                Loss of Office (GBP)
  Name                      2004         2003         2004    2003          2004       2003            2004      2003

  A Montague             300,000      100,000            -       -             -    300,000               -         -
  M Alexander            400,000       33,333      190,004       -             -          -               -         -
  W Coley (1)             25,000            -            -       -             -          -               -         -
  P Colombani (2)         22,500            -            -       -             -          -               -         -
  J Delucca (3)            4,500            -            -       -             -          -               -         -
  M Gatto (4)            130,000            -       36,013       -             -          -               -         -
  D Gilchrist            199,013      183,563      106,105       -             -          -               -         -
  I Harley                36,500       25,833            -       -             -          -               -         -
  C Spottiswoode          59,000       53,333            -       -             -          -               -         -
  R Walmsley (5)          24,667            -            -       -             -          -               -         -

  Total                1,201,180      396,062      332,122       -             -    300,000               -         -
  Emoluments for
  serving
  Directors
  at 31 March
  2004

  R Biggam                     -       11,167            -       -             -          -               -         -
  D Hawthorne (6)         25,228      152,978            -       -             -          -               -         -
  R Hill (7)              19,167       57,500            -       -             -          -               -         -
  R Jeffrey                    -      309,188            -       -             -          -               -    98,000
  M Kirwan                     -       45,042            -       -             -          -               -         -
  K Lough (8)            151,975      211,250       73,679       -             -          -         145,625         -
  P Stevenson                  -       25,893            -       -             -          -               -         -
  J Walsh                      -        7,325            -       -             -          -               -         -

  Total Emoluments     1,397,550    1,216,405      405,801       -             -    300,000         145,625    98,000
  (all Directors)






                                Other Benefits (GBP)             Total Emoluments                            Pension
                                                             Excluding Pension (GBP)                 Contributions (GBP)
  Name                               2004      2003                 2004         2003                   2004      2003

  A Montague                            -       209             300,000      400,209                      -         -
  M Alexander                      32,864     2,202             622,868       35,535                 16,929     1,385
  W Coley (1)                           -         -              25,000            -                      -         -
  P Colombani (2)                       -         -              22,500            -                      -         -
  J Delucca (3)                         -         -               4,500            -                      -         -
  M Gatto (4)                           -         -             166,013            -                      -         -
  D Gilchrist                      15,247    20,067             320,365      203,630                 16,929    12,020
  I Harley                              -         -              36,500       25,833                      -         -
  C Spottiswoode                        -         -              59,000       53,333                      -         -
  R Walmsley (5)                        -         -              24,667            -                      -         -
  Total Emoluments for             48,111    22,478           1,581,413      718,540                 33,858    13,405
  serving Directors at
  31 March 2004
  R Biggam                              -         -                   -       11,167                      -         -
  D Hawthorne (6)                       -     8,046              25,228      161,024                      -    21,749
  R Hill (7)                            -         -              19,167       57,500                      -         -
  R Jeffrey                             -    17,349                   -      424,537                      -         -
  M Kirwan                              -     4,007                   -       49,049                      -     4,453
  K Lough (8)                      11,309    12,886             382,588      224,136                 11,657    12,020
  P Stevenson                           -         -                   -       25,893                      -         -
  J Walsh                               -         -                   -        7,325                      -         -

  Total Emoluments (all            59,420    64,766           2,008,396    1,679,171                 45,515    51,627
  Directors)



 Notes:

(1) Appointed as Non-Executive      (5)  Appointed as Non-Executive Director on
    Director on 1 June 2003              1 August 2003

(2) Appointed as Non-Executive      (6)  Resigned as Executive Director on
    Director on 1 June 2003              14 February 2003. Appointed as
                                         Non-Executive Director on 15
                                         February 2003 and resigned on
                                         12 March 2004

(3) Appointed as Non-Executive
    Director on 1 February 2004

(4) Appointed as Executive Director (7)  Resigned as Non-Executive Director on
    on 1 December 2003                    31 July 2003

                                     (8)  Resigned as Executive Director on
                                          8 December 2003

The information on this page has been subject to audit as required by the Companies Act 1985.

Shares and Share Options
Ordinary Shares     31/3/2004    31/3/2003
A Montague              2,188        2,188
M Alexander                 -            -
W Coley                     -            -
P Colombani                 -            -
J Delucca                   -            -
M Gatto                     -            -
D Gilchrist             6,024        6,024
I Harley                2,000        2,000
C Spottiswoode              -            -
R Walmsley                  -            -

There has been no change in Directors' shareholdings since 31 March 2004. None of the Directors has a non-beneficial interest in any shares of the Company.

Any ordinary shares required to fulfil entitlements under current option schemes may be provided by the British Energy Employee Share Trust (BEEST) and the Qualifying Employee Share Trust (QUEST). As beneficiaries under the BEEST and the QUEST, the Directors are deemed to be interested in the shares held by both Trusts, which, at 31 March 2004, amounted to 27,026,922 ordinary shares and 19,165,471 'A' shares.

Executive Share Options
Directors' interests in Executive and SAYE share options over ordinary shares are as follows:



  Name          Options held     Options      Options    Options      Options    Option      Date from        Expiry
                          at     granted    exercised     lapsed      held at   Exercise          which         Date
                  01/04/2003      during   during the     during   31/03/2004      Price    exercisable
                                the year         year   the year                    (GBP)

  D Gilchrist         57,692          -            -          -        57,692       2.60     15/07/2000    14/07/2004
                      11,538          -            -          -        11,538       2.60     15/07/2000    14/07/2007
                      19,862          -            -          -        19,862       5.08     29/06/2001    28/06/2005
                      21,379          -            -          -        21,379      5.295     25/06/2002    24/06/2006
                      40,659          -            -          -        40,659     2.4125     14/07/2003    13/07/2007
                     151,130          -            -          -       151,130
  K Lough              9,433          -            -          -         9,433       3.18     14/09/2004    13/09/2011
                     116,353          -            -          -       116,353       3.18     14/09/2004    13/09/2008
                     125,786          -            -          -       125,786


The information in the Executive share options table above has been subject to audit as required by the Companies Act 1985.

--------------------------------------------------------------------------------
Remuneration Committee Report
--------------------------------------------------------------------------------
for the year ended 31 March 2004

The market price of the ordinary shares at 31 March 2004 was 6.9p each and the range during the year was 3.5p to 10.25p each.

For any of the options disclosed in the above table to be exercised, the performance conditions described earlier must be satisfied.

Keith Lough ceased to be an Executive Director in December 2003. All share options granted to him lapsed on 31 March 2004, the date he left the Company.

Performance Graph
Total shareholder return
Source: Thomson Financial


This graph shows the value, by 31 March 2004, of GBP100 invested in British Energy on 31 March 1999 compared with the value of GBP100 invested in the FTSE All-Share Index. The other points plotted are the values at intervening financial year ends.

This graph illustrates the performance of British Energy and a broad equity market index over the past five years. As British Energy has been a constituent of the FTSE All-Share Index for a significant part of this five-year period, that index is considered to be the most appropriate. Performance is measured by total shareholder return (share price growth plus dividends paid).

Signed by and approved on behalf of the Board on 17 June 2004.

Clare Spottiswoode, CBE
Chair, Remuneration Committee

--------------------------------------------------------------------------------
Directors' Report
--------------------------------------------------------------------------------
for the year ended 31 March 2004

Financial statements
The Directors present their annual report and the audited Group financial statements for the year ended 31 March 2004.

Principal activities, review of the business and future developments
The Group's principal activities are the generation and sale of electricity. The Review of Operating Performance and Financial Review on pages 4 to 22 review the Group's business performance during the financial year and its future prospects. The Group will publish a separate Corporate Social Responsibility Report including health, safety and environmental data on its website later this year.

Share capital
Details of British Energy shares purchased by employee share trusts, which are sponsored by the Company, are included in note 25.

Results and dividends
The consolidated results for the Group are set out in the Group Profit and Loss Account on page 47. Under the current circumstances the Board has decided that no dividend will be payable for the period (2003: GBPnil). The profit for the year of GBP234m, has been transferred to reserves (2003: loss for the year of GBP3,941m).

Substantial shareholdings
As at 14 June 2004 the Company had been notified of the following interests in 3% or more of the issued ordinary share capital of the Company:

Amvescap PLC                            10.14%
Brandes Investment Partners               6.9%

The Company is not aware of any other interest in the issued ordinary share capital of the Company of 3% or more.

Research and development
During  the year the Group  spent  GBP14m on  research  and  development  (2003:
GBP15m) and these costs have been classified within Materials and Services. This is primarily scientific and engineering research activity that is directed towards securing further improvements in the reliability, performance and safety of its generating business and related activities.

Directors
Information required under the provisions of the Companies Acts regarding the remuneration and share options of Directors, the interests of the Directors and their families in the share capital of the Company and Directors' service contracts is detailed in the Remuneration Committee Report on pages 36 to 42.

Policy on payment of creditors
The Company supports the Prompt Payers' Code of the Confederation of British Industry. The Company's policy is to settle the terms of payment with suppliers when agreeing the terms of each transaction, to ensure that suppliers are made aware of these terms and to abide by the agreed terms. The Company had no trade creditors at 31 March 2004 (2003: GBPnil). Suppliers to the Group were paid within an average of 40 days for the financial year (2003: 40 days). For the purpose of this analysis supplier purchases exclude payments to BNFL, the Group's principal supplier, which are generally made against an agreed contract profile.

Charitable and political contributions
The Group made charitable donations of GBP93,535 (2003: GBP43,512) in support of the community. No political donations were made.

Employees
The Group is committed to involving employees in the business through a policy of communication and consultation. Arrangements have been established for the regular provision of information to all employees through briefings, staff conferences and well-established formal consultation procedures.

The Group is committed to its equal opportunities policies, which includes promoting training and career development for all employees. Full and fair consideration for all vacancies and opportunities will be given to men and women, people with disabilities and those from ethnic minorities, regardless of marital status, age, religion or sexual orientation. The policy is supported by a Code of Practice on harassment that recognises that all employees have the right to be treated with dignity and respect. Further information on the Company's policies on these issues can be found on page 24.

--------------------------------------------------------------------------------
Directors' Report
--------------------------------------------------------------------------------
for the year ended 31 March 2004

Auditors
The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution that they be re-appointed will be proposed at the Annual General Meeting.

EGM
An EGM was held on 22 December 2003 to consider and approve the sale of the Group's interests in AmerGen Energy Company LLC.

AGM
The Company's AGM will be held at the Murrayfield Stadium Conference Centre, Edinburgh on 5 August 2004 at 11.00 am. A letter from the Chairman detailing the business to be considered at the meeting, together with a Notice of Meeting, accompanies this Annual Report.

Statement of Directors' responsibilities
Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group and the Company, and of the results of the Group, for that period. A statement by the Directors on Corporate Governance matters is set out in a separate report on pages 30 to 35.

In preparing the financial statements, the Directors are required to:

*  select suitable accounting policies and then apply them consistently;

*  make judgements and estimates that are reasonable and prudent;

* state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

* prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business. Further details of the basis of preparation of the financial statements are set out in note 1.

The Directors confirm that they have complied with the above requirements in preparing the financial statements. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Company's website. The information published on the website has been prepared under United Kingdom company law and may not be in accordance with the legal requirements of other countries from which the information can be accessed.

This report was approved by the Board of Directors on 17 June 2004 and signed on its behalf by:


Robert Armour
Company Secretary

--------------------------------------------------------------------------------
Independent Auditors' Report to the Members of British Energy plc
--------------------------------------------------------------------------------
for the year ended 31 March 2004

We have audited the financial statements which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration Committee Report ("the auditable part").

Respective responsibilities of Directors and Auditors
The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities. The Directors are also responsible for preparing the Remuneration Committee Report.

Our responsibility is to audit the financial statements and the auditable part of the Remuneration Committee Report in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Remuneration Committee Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' Report, the unaudited part of the Remuneration Committee Report, the Chairman's Statement, the Review of the Operating Performance and Financial Review, the Environment and Social Responsibility, the Restructuring and the Corporate Governance sections.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Remuneration Committee Report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Remuneration Committee Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

--------------------------------------------------------------------------------
Independent Auditors' Report to the Members of British Energy plc
--------------------------------------------------------------------------------
for the year ended 31 March 2004

Fundamental uncertainty - going concern
In forming our opinion, we have considered the adequacy of the disclosures made in note 1 concerning the preparation of the financial statements on the going concern basis. The validity of this depends on the fulfilment of the conditions of the Proposed Restructuring and achievement of the Group's cash generation initiatives, in each case within the time scales envisaged or required and the continuation of the restructuring and standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Government Facility and there being no material deterioration in the Group's cash flow position, performance or outlook. In view of the significance of the uncertainties concerning these matters, we consider that it should be drawn to your attention but our opinion is not qualified in this respect.

Opinion
In our opinion:

* the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2004 and of the profit and cash flows of the Group for the year then ended;

* the financial statements have been properly prepared in accordance with the Companies Act 1985; and

*  those parts of the Remuneration Committee Report required by Part 3 of
   Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Edinburgh
17 June 2004


Notes

(a) The maintenance and integrity of the British Energy plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.



--------------------------------------------------------------------------------
Group Profit and Loss Account
--------------------------------------------------------------------------------
for the year ended 31 March 2004



                                                                                          Notes       2004       2003
                                                                                                      GBPm       GBPm

  Turnover:
  Group and share of discontinued joint venture turnover                                             1,660      2,074
  Exceptional income                                                                          3          -         41
  Group and share of discontinued joint venture turnover including exceptional income                1,660      2,115
  Less: share of turnover in discontinued joint venture                                       3      (144)      (212)
  Continuing activities                                                                       3      1,516      1,528
  Discontinued activities                                                                     3          -        375
  Group turnover                                                                              3      1,516      1,903
  Operating costs before exceptional items                                                    4    (1,459)    (1,758)
  Exceptional operating items                                                                 4        283    (3,947)
  Operating costs after exceptional items                                                     4    (1,176)    (5,705)
  Group operating profit/(loss):
  Continuing activities                                                                                340    (3,899)
  Discontinued activities                                                                                -         97
  Group operating profit/(loss)                                                                        340    (3,802)
  Share of operating profit of discontinued joint venture                                               21         43
  Operating profit/(loss): Group and share of discontinued joint venture                               361    (3,759)
  Exceptional gain/(loss) on sale of joint venture and businesses                             5         47       (35)
  Financing (charges)/credits:
  Revalorisation charges                                                                      8      (185)      (205)
  Net interest                                                                                8       (64)       (72)
  Exceptional revalorisation credits/(charges)                                                8         68      (159)
  Exceptional financing credits/(charges)                                                     8          5       (62)
  Profit/(loss) on ordinary activities before taxation                                        3        232    (4,292)
  Taxation on profit/(loss) on ordinary activities                                            9          2        378
  Share of taxation for discontinued joint venture                                            9          -       (10)
  Profit/(loss) on ordinary activities after taxation                                                  234    (3,924)
  Minority interest                                                                                      -       (17)
  Profit/(loss) for the year attributable to shareholders                                    26        234    (3,941)
  Earnings/(deficit) per share (p):
  Basic                                                                                      11       38.9    (654.7)

The accompanying notes are an integral part of the financial statements.




--------------------------------------------------------------------------------
Balance Sheets
--------------------------------------------------------------------------------
as at 31 March 2004



                                                                                Group                Company
                                                                             2004       2003       2004       2003
                                                                 Notes       GBPm       GBPm       GBPm       GBPm

     Fixed assets
     Tangible assets                                                12        931        686          -          -
     Interest in joint venture:
     - share of gross assets                                                    -        477          -          -
     - share of gross liabilities                                               -      (406)          -          -
                                                                    13          -         71          -          -
     Other investments                                              13          6          6         10         14
                                                                              937        763         10         14
     Current assets
     Decommissioning fund                                           14        440        334          -          -
     Stocks                                                         15        350        360          -          -
     Debtors                                                        16        374        387         11         85
     Investments - liquid funds                                     30        311        246        249        210
     Cash at bank                                                   30        262         87        256         83
                                                                            1,737      1,414        516        378
     Creditors: amounts falling due within one year
     - borrowings                                                   18      (197)      (152)      (110)      (110)
     - other                                                        17    (1,250)    (1,033)    (4,496)    (3,742)
                                                                          (1,447)    (1,185)    (4,606)    (3,852)
     Net current assets/(liabilities)                                         290        229    (4,090)    (3,474)
     Total assets less current liabilities                                  1,227        992    (4,080)    (3,460)
     Creditors: amounts falling due after more than one year
     - borrowings                                                   18      (686)      (731)      (298)      (298)
     - other                                                        17    (1,893)    (1,909)          -          -
     Provisions for liabilities and charges                         20    (1,812)    (1,735)        (5)        (9)
     Net liabilities                                                 3    (3,164)    (3,383)    (4,383)    (3,767)

     Capital and reserves
     Called up equity share capital                                 25        277        277        277        277
     Share premium                                                             76         76         76         76
     Capital redemption reserve                                               350        350        350        350
     Profit and loss account                                        26    (3,960)    (4,179)    (5,179)    (4,563)
     Equity shareholders' funds                                     27    (3,257)    (3,476)    (4,476)    (3,860)
     Non-equity shareholders' interests                             25         93         93         93         93
                                                                          (3,164)    (3,383)    (4,383)    (3,767)

The accompanying notes are an integral part of the financial statements.

The financial statements on pages 47 to 88 were approved by the Board of Directors on 17 June 2004 and signed on its behalf by:


Mike Alexander                  Martin Gatto
Chief Executive                 Interim Finance Director



--------------------------------------------------------------------------------
Group Cash Flow Statement
--------------------------------------------------------------------------------
for the year ended 31 March 2004



                                                                           2004     2003
                                                                  Notes    GBPm     GBPm

 Net cash inflow from operating activities                           28     156      336
 Interest paid                                                             (85)     (91)
 Interest received                                                           10        9
 Dividends paid on non-equity shares                                          -      (2)
 Returns on investments and servicing of finance                           (75)     (84)
 Taxation (paid)/received                                             9    (12)        3
 Capital expenditure and financial investment                                 -    (282)
 Acquisitions and disposals
 Receipts from sales of investments                                   5     171      262
 Equity dividends paid                                                        -     (31)
 Net cash inflow before use of liquid resources and financing               240      204
 Increase in term deposits/bank balances                                   (65)     (37)
 Management of liquid resources                                      30    (65)     (37)
 Minority funding of Bruce Power                                              -       12
 Repayment of amounts borrowed net of new loans                               -     (92)
 Financing                                                                    -     (80)
 Increase in cash                                                    30     175       87


--------------------------------------------------------------------------------
Statement of Total Recognised Gains and Losses for the year ended 31 March 2004



                                                                           2004     2003
                                                                   Notes   GBPm     GBPm

 Profit/(loss) for the financial year                                       234   (3,941)
 Translation differences on foreign currency net investments         27     (15)     (25)
 Total recognised gains/(losses) since last annual report                   219   (3,966)

The accompanying notes are an integral part of the financial statements.

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

1. Basis of Preparation
(i) Introduction
The Group accounts are a consolidation of the financial statements of the Company and all its subsidiary undertakings, and are drawn up on a non-restructured basis, i.e. on the basis of contracts and agreements in place at 31 March 2004. In the following discussion British Energy plc is referred to as 'British Energy' or 'the Company' and 'the Group' refers to the Company and its subsidiary undertakings.

On 14 February 2003, the Group disposed of its stake in Bruce Power Limited Partnership (Bruce Power) and Huron Wind Limited Partnership (Huron Wind), therefore, their results up to the point of disposal have been classified as discontinued activities within prior reporting periods. On 22 December 2003, the Group disposed of its 50% interest in AmerGen Energy Company LLC (AmerGen), therefore, its results up to the point of disposal have been classified as discontinued joint venture operations during the year. All other activities of the Group have been shown as continuing activities.

(ii) Background to Proposed Restructuring
Having reviewed the longer-term prospects of the business, on 5 September 2002 the Directors of British Energy announced that they had no alternative but to seek financial support from the UK Government. On 9 September 2002 the UK Government granted the Company a credit facility of up to GBP410m (the
Government Facility) to provide working capital for the Group's immediate requirements and to allow British Energy to stabilise its trading position in the UK and North America. On 26 September 2002 British Energy announced that the UK Government had agreed to extend a revised Government Facility for up to GBP650m until 29 November 2002 to give the Company sufficient opportunity to develop a restructuring plan. On 28 November 2002 British Energy announced that the Government Facility had been further extended until 9 March 2003. The Government Facility is cross-guaranteed by the principal Group subsidiaries
(excluding  Eggborough  Power  (Holdings)  Limited and Eggborough  Power Limited
(EPL)) and is secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries. The Government Facility also contains a requirement to provide further security as required by the Secretary of State for Trade and Industry (the Secretary of State) provided that the creation of such security would not cause a material default under any contract to which any member of the Group is a party or a breach of law.

On 14 February 2003 British Energy and certain of its subsidiaries announced that they had entered into binding standstill agreements, namely:

(a) the Standstill Agreement between British Energy and its subsidiaries and the bank syndicate that provided financing for the Eggborough coal-fired power station (the Eggborough Banks), The Royal Bank of Scotland plc (RBS) as provider of a letter of credit to the Eggborough Banks, our significant trade creditors, Teesside Power Limited (TPL), TotalFinaElf Gas and Power Limited (now Total Gas & Power Limited) (Total) and Enron Capital & Trade Europe Finance LLC (Enron) (TPL, Total (which has subsequently transferred its interest to Deutsche Bank) and Enron (which has also subsequently transferred its interest to Deutsche Bank) being collectively referred to as the Significant Creditors) and British Nuclear Fuels plc (BNFL); and

(b) the Bondholder Restructuring Agreement between British Energy, British Energy Generation Limited (BEG), British Energy Generation (UK) Limited (BEGUK) and certain holders of British Energy bonds due in 2003, 2006 and 2016 (the holders of those bonds being referred to collectively as the Bondholders).

On 7 March 2003 British Energy announced that the UK Government had agreed to extend the Government Facility in the reduced amount of GBP200m, such that it would mature on the earliest of (1) 30 September 2004, (2) the date on which the proposed restructuring, outlined in (iii) below, (the Proposed Restructuring) becomes effective, and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a European Commission (Commission) decision or an obligation under EU law (the Final Maturity Date). In the meantime the Secretary of State may require repayment of the Government Facility if she concludes that the Proposed Restructuring cannot be completed in the manner or time scales envisaged.

On 1 October 2003, the Company announced that it had agreed the terms of the Proposed Restructuring of the Group with certain of the Group's creditors and the Secretary of State and by 31 October 2003 had obtained the further approvals and agreements required.

The Company also agreed the proposed disposal of its 50% interest in AmerGen to Exelon Generation Company LLC (Exelon) in October 2003 for US$277m, subject to various adjustments and conditions including a break fee of US$8.295m payable to FPL Group Inc. The disposal was completed on 22 December 2003.

The Government Facility was temporarily increased to GBP275m on 27 November 2003. The additional GBP75m ceased to be available on the Group's receipt of the proceeds from the sale of AmerGen on 23 December 2003.

1. Basis of Preparation continued
On 19 December 2003 Bondholders approved amendments to the trust deed constituting the bonds to facilitate the implementation of the Proposed Restructuring and to amend the standstill arrangements under the trust deed on terms consistent with the Creditor Restructuring Agreement (as defined in (iii) below). Following formal amendment of the trust deed, a new standstill agreement has been entered into with creditors in place of the Standstill Agreement dated 14 February 2003 in accordance with the terms of the Creditor Restructuring Agreement.

We have retained a trading relationship with a high proportion of our existing contracted counterparties during the period since our announcement of 5 September 2002, although in most cases we have been required to provide alternative credit support to a parent company guarantee. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on our cash flows.

The Company faced short-term pressures on liquidity during the year resulting from the combined effect of seasonality, the unplanned outage at Heysham 1 and the increased levels of collateral and costs of unplanned outages brought about by the increased level of volatility in electricity prices. The Board is exploring initiatives to achieve sufficient liquid resources to implement the Proposed Restructuring, including investigating the availability of third party financing.

The alternative credit support currently in place has been provided by the Group under banking arrangements involving the UK Government established in connection with the Government Facility. The Group is seeking to replace these with arrangements which do not involve the UK Government before the Final Maturity Date of the Government Facility and over the longer term to reduce the demand for trading collateral.

(iii) Terms of the Proposed Restructuring
The terms of the Proposed Restructuring are set out in:

(a) the Creditor Restructuring Agreement dated as of 30 September 2003 and entered into by the Company, certain other Group companies, the Significant Creditors, RBS, the members of the ad hoc committee of British Energy's Bondholders and BNFL (as amended by a side letter entered into on 31 October 2003) (the Creditor Restructuring Agreement); and
(b) the Government Restructuring Agreement dated 1 October 2003 and entered into between the Company, BEGUK, BEG, British Energy Power and Energy Trading Limited (BEPET), British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P., Peel Park Funding Limited, the Secretary of State, the Nuclear Generation Decommissioning Fund Limited
    (to be renamed the Nuclear Liabilities Fund Limited (NLF)) and the trustees of the Nuclear Trust (the Government Restructuring Agreement).

The Creditor Restructuring Agreement required certain further creditor approvals and sign ups. By 31 October 2003 all these requirements had been satisfied as follows:

(a) bondholders representing in aggregate with RBS 88.8% of the combined amount owing to the Bondholders and RBS had signed up to the Creditor Restructuring Agreement;
(b) the terms of the Proposed Restructuring had been approved by the credit committee of RBS; and
(c) all of the lenders and swap providers comprising the Eggborough Banks had signed up to the Creditor Restructuring Agreement with full credit committee approvals.

The principal features of the Proposed Restructuring include:
* compromising the existing claims of Bondholders, RBS, Significant Creditors and the Eggborough Banks in exchange for new bonds and new ordinary shares and settling new arrangements for Eggborough (the claims of the Bondholders and RBS will be exchanged pursuant to a scheme of arrangement to be proposed to these creditors by the Company (the Creditors' Scheme). In the case of the Significant Creditors and the Eggborough Banks, claims will be exchanged pursuant to the terms of the Creditor Restructuring Agreement itself);
* the amendment and extension of the BNFL contracts for front end and back end related fuel services for the Group's AGR stations announced on 16 May 2003 and the implementation of a new trading strategy;
* establishing the NLF which will assume financial responsibility for certain uncontracted nuclear liabilities and decommissioning costs in return for initial and ongoing contributions from British Energy; and
* the Government funding liabilities relating to certain historic spent fuel and any shortfall in the NLF.

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

1. Basis of Preparation continued
Creditor Restructuring Agreement
Conditions
Completion of the Proposed Restructuring is subject to a large number of conditions in the Creditor Restructuring Agreement including, amongst other things:
* the receipt by the Secretary of State of notification of a satisfactory decision by the Commission that insofar as the proposals involve the grant of State aid by the UK Government, such aid is compatible with the common market. The Secretary of State now expects to receive this notification this autumn;
*  there being no material adverse change (see below);
*  the Government Restructuring Agreement becoming unconditional;
*  agreement of presently unsettled documents with creditors;
*  the approval of the Scottish Court; and
*  the listing of the new shares and bonds.

For the purposes of the Creditor Restructuring Agreement, a material adverse change is defined as a material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole or of EPL or a change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole which is likely to have a material adverse effect on the value of the new bonds, the new ordinary shares (to be issued as part of the Proposed Restructuring), the CTA global bond to be held by EPL to fund the GBP150m of new bond-equivalent payments under the new Eggborough arrangements (the CTA Global
Bond) or the new Eggborough arrangements.

Creditor allocations
Under the terms of the Creditor Restructuring Agreement the creditors have agreed (subject to certain conditions) to extinguish their existing unsecured claims against the Group in exchange for GBP275m of new bonds and at least 97.5% of the issued ordinary shares of the new parent company of the Group (Newco 1).

In addition, the Eggborough Banks, as creditors with security over the assets of and shares in EPL, have agreed (subject to certain conditions) to replace their existing secured claims with a right to payments under an Amended and Restated Credit Agreement (the Amended Credit Agreement) having a payment profile equivalent to GBP150m of new bonds secured over the assets of and shares in EPL. The Eggborough Banks will also have an option to acquire the Eggborough station either through a share or asset purchase in 2010 upon payment of an approximate GBP104m break fee and the extinguishment of the principal then outstanding under the Amended Credit Agreement. This option may be accelerated in the event of a default under the Amended Credit Agreement. The security over the assets of and shares in EPL under the Amended Credit Agreement will secure both the GBP150m bond-equivalent payments and, through an indemnity for non-performance, the option acceleration.

Standstill arrangements
The Creditor Restructuring Agreement and ancillary agreements restrict the Significant Creditors, the Eggborough Banks, RBS, each Bondholder who signs up to the Creditor Restructuring Agreement (the Consenting Bondholders) and BNFL (together the Consenting Creditors) from taking any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable by British Energy during the period of the standstill (the Standstill Period) until the earliest of:

(a) 12 noon on the earlier of 31 January 2005 and the date falling 120 days after the satisfaction of the initial conditions to the Proposed Restructuring (the Restructuring Longstop Date);
(b) termination of the Creditor Restructuring Agreement or the standstill arrangements in accordance with their terms; or
(c) the completion of the Proposed Restructuring.

Any of the Consenting Creditors may terminate the standstill arrangements following the occurrence of a termination event. The termination events include, inter alia, certain insolvency events affecting the Company, BEG, BEGUK, BEPET or EPL; acceleration of the Government Facility; and any of the Company, BEG, BEGUK, BEPET or EPL failing to discharge certain continuing obligations. If the standstill arrangements terminate, the Creditor Restructuring Agreement will also terminate and vice versa.

Under the standstill arrangements, RBS, the Eggborough Banks, Significant Creditors and Bondholders are to be paid interest but not principal in respect of any claims against the Group. Interest will continue to be paid to Bondholders and the Eggborough Banks in accordance with existing arrangements. The terms of the bonds were amended in March 2003 for interest to be paid on a six monthly rather than an annual basis. In respect of the Significant Creditors and RBS, interest was paid first on 25 March 2003 and is subsequently payable on the last business day of every six month period thereafter based on the agreed claim amounts (except in the case of RBS where interest payments will be based on the present value of its claim amount as at 14 February 2003). Commission will also continue to be paid to RBS under the facility agreement for the letter of credit to the Eggborough Banks.

1. Basis of Preparation continued
The Creditor Restructuring Agreement also contains certain covenants by British Energy for the benefit of the Consenting Creditors that have signed it, including certain limitations on acquisitions and disposals, a prohibition on the payment of dividends and on the issuing of equity as well as a negative pledge.

Mechanics for implementation and shareholder allocation
The Proposed Restructuring will involve establishing Newco 1 as the new parent company of the Group and a directly wholly owned subsidiary of Newco 1 as an intermediate holding company (Newco 2).

The Company proposes to cancel its existing ordinary shares of 4428/43 pence each and A shares of 60 pence each under a scheme of arrangement with its shareholders (the Members' Scheme), and issue to shareholders: (i) new ordinary shares in Newco 1 equal to 2.5% of the issued share capital of Newco 1 immediately following implementation of the Proposed Restructuring, and (ii) warrants to subscribe for a maximum of 5% of the thereby diluted ordinary issued share capital of Newco 1 (excluding, amongst others, the impact of conversion of the NLF Cash Sweep Payment (see section entitled Government Restructuring
Agreement  below))   immediately   following   implementation  of  the  Proposed
Restructuring. The subscription price under the warrants is GBP28.95m in aggregate, equivalent to an equity market capitalisation of the Group of GBP550m following implementation of the Proposed Restructuring. This will result in a very significant dilution of the holdings of the existing shareholders.

If the Members' Scheme is not approved by the requisite majority of shareholders or for any other reason the Members' Scheme is not implemented, the Company will dispose of all its business and assets to Newco 2. If the disposal is approved by the shareholders in general meeting, shareholders will receive only the warrants. If neither proposal is approved by shareholders, they will receive no shares or warrants.

Government Restructuring Agreement
The Government Restructuring Agreement provides for the circumstances in which the Secretary of State will support the Proposed Restructuring, including entering into the agreements with the Group and, in certain cases, the NLF, which effect the proposals regarding the manner in which the decommissioning and other uncontracted liabilities of the Group are to be funded and the agreements relating to the funding of certain of the contracted nuclear liabilities of the Group (the Nuclear Liabilities Agreements). It also effects some further amendments to the Government Facility. As noted above the Government Facility will terminate (unless previously extended) on the Final Maturity Date.

Conditions
Under the Government Restructuring Agreement, the obligations of the Secretary of State to support the Proposed Restructuring (including as the holder of a number of special shares) and of the parties to the Nuclear Liabilities Agreements to enter into them are conditional on, among other things:
* the Creditor Restructuring Agreement becoming unconditional in all respects by the Restructuring Longstop Date;
* the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the Group (including Newco 1 and Newco 2) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);
*  there being no continuing event of default under the Government Facility;
* receipt by the Secretary of State of copies of letters giving the confirmations relating to working capital referred to in the terms of Rule
   2.18 of the UKLA Listing Rules without qualification (whether or not Newco 1 is to be listed on the Official List of the UKLA);
* the representations and warranties given by the members of the Group being true, accurate and not misleading when given and if repeated at the effective date of the Proposed Restructuring; and
* there being no breach of any undertaking given by any member of the Group pursuant to the Government Restructuring Agreement which, in the opinion of the Secretary of State, is or is likely to be material in the context of the Proposed Restructuring.

If any of the conditions are not fulfiled or waived by the Secretary of State by the time specified in the requisite conditions or if no such date is specified, by the Restructuring Longstop Date, the Government Restructuring Agreement will terminate. In addition if a material adverse change (as defined in the Creditor Restructuring Agreement) occurs at any time before the order sanctioning the Creditors' Scheme is filed with the Registrar of Companies in Scotland, the Secretary of State may give written notice to British Energy to terminate the Government Restructuring Agreement.

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

1. Basis of Preparation continued
Nuclear Liabilities Agreements
Under the Nuclear Liabilities Agreements to be entered into pursuant to the Government Restructuring Agreement, the NLF will assume financial responsibility for discharging certain of the Group's uncontracted nuclear liabilities and costs of decommissioning the Group's nuclear power stations, and the Secretary of State will assume financial responsibility for certain of the Group's contracted nuclear liabilities and any shortfall in the NLF. In consideration for this assumption of financial responsibility, Newco 2 will issue GBP275m in new bonds to the NLF. In addition, members of the Group will make the following payments to the NLF; (i) fixed decommissioning contributions of GBP20m per annum (indexed to RPI and tapering as stations are currently scheduled to close); (ii) GBP150,000 (indexed to RPI) for every tonne of fuel loaded into the Sizewell B reactor after completion of the Proposed Restructuring; and (iii) an annual contribution equal to a percentage of the Group's adjusted cash flow (initially 65% (subject to adjustment) but not to exceed 65%) (the NLF Cash Sweep Payment).

The entitlement of the NLF to the NLF Cash Sweep Payment is convertible into an equity shareholding in Newco 1 equal to the same percentage of the thereby enlarged issued share capital. Although the NLF will receive convertible ordinary shares equal to the then prevailing NLF Cash Sweep Payment percentage (again subject to a maximum of 65%) the terms of the convertible ordinary shares into which such entitlement will convert will limit the general voting rights attaching to such shares to a maximum of 29.9% of the voting rights in the Company. The convertible ordinary shares may be converted into ordinary shares with no such restrictions on voting rights at the election of the NLF and will be converted automatically on their transfer by the NLF to a third party.

In addition, under the Nuclear Liabilities Agreements, British Energy is required to establish and maintain cash reserves to provide collateral for trading and operations, cover lost revenue and costs resulting from plant outages and to meet other working capital requirements (the Cash Reserve). The initial target amount for the Cash Reserve is GBP490m plus the amount by which cash employed as collateral exceeds GBP200m.

(iv) Principles Underlying Going Concern Assumption
The financial statements have been prepared on a going concern basis in accordance with FRS18, because British Energy has not been liquidated nor is it ceasing to trade. The validity of this assumption depends on the fulfilment of the conditions of the Proposed Restructuring and achievement of the Group's cash generation initiatives, in each case within the timescales envisaged or required and the continuation of the restructuring and standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Government Facility and there being no material deterioration in the Group's cash flow position, performance or outlook. This assumption is, therefore, subject to a large number of significant uncertainties and important conditions.

If for any reason British Energy is unable to meet its financial obligations as they fall due the Company may have to take appropriate insolvency proceedings and cease to be a going concern, in which case adjustments may have to be made to reduce the monetary values of assets to the recoverable amounts, to provide for further liabilities that might arise and to reclassify the fixed assets and long term liabilities as current assets and liabilities.

2. Accounting Policies
(i) Basis of Accounting
The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards, except for the departures noted below.

Commodity trading contracts, where there is no associated physical delivery, are marked to market using externally derived market prices. This is a departure from the general provisions of Schedule 4 of the Companies Act 1985. An explanation of this departure is given in note 2 (xix).

The income recognised by the Group in respect of the long-term rate of return of the decommissioning fund is unrealised and its recognition is a departure from one of the accounting principles set out in Schedule 4 of the Companies Act 1985. An explanation of this departure is given in note 2 (xvii).

The preparation of accounts in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

2. Accounting Policies continued
(i) Basis of Accounting continued
In accordance with FRS18 the Directors have reviewed the Group's accounting policies and confirm that they continue to be the most appropriate. A number of the policies require the Group to use a variety of estimation techniques. Significant factors considered when assessing the carrying value of assets include future electricity prices, expected annual output, expected station operating costs, remaining station lives and discount rates. Estimates of output, costs and timing of associated cash flows as well as the expected regulatory framework are key factors used to apply the stated policies for long-term nuclear liabilities and decommissioning as discussed further in note 2
(xvi) below.

The effect of the Proposed Restructuring of the Company, as noted above, will be significant and will result in, among other matters, the reassessment of estimates and assumptions which have been used to prepare these financial statements. In particular, the calculation of the carrying value of the nuclear stations will be reassessed on the basis of the new contracts with BNFL, the contribution of 65% of cash flow to the Nuclear Liabilities Fund and the likely review of the risk discount rate applied to the future cash flows.

(ii) Basis of Consolidation
The Group financial statements consolidate the financial statements of British Energy and all its subsidiary undertakings. Inter-company profits, transactions and balances are eliminated on consolidation.

(iii) Turnover
Turnover represents sales of electricity, net of electricity purchases, and sales of other related goods. Turnover is shown net of value added tax and climate change levy.

Wholesale generation and direct supply sales are recognised on an accruals basis with reference to meter readings or where required based on management's best estimate of electricity supplied.

Included within turnover is the mark to market of net unrealised gains and losses made from trades recorded within the proprietary trading book. Refer to note (xix) for details of accounting treatment of proprietary trading.

(iv) Fuel Costs - Nuclear Front End
Advanced Gas-cooled Reactors (AGR)
Front end fuel costs consist of the costs of procurement of uranium, conversion and enrichment services and fuel element fabrication. Fabrication costs comprise fixed and variable elements. The fixed element is charged to the profit and loss account as incurred and the variable element, other than for unburnt fuel at shutdown, is charged to the profit and loss account in proportion to the amount of fuel burnt.

Pressurised Water Reactor (PWR)
All front end fuel costs are variable and, other than for unburnt fuel at shutdown, are charged to the profit and loss account in proportion to the amount of fuel burnt.

Bruce Power
Front end fuel costs are recognised when fuel is loaded into the reactor. The reactors are continually reloaded and as such this method closely reflects fuel burnt. British Energy disposed of its interest in Bruce Power on 14 February 2003.

(v) Fuel Costs - Nuclear Back End
AGR
Spent fuel extracted from the reactors is sent for reprocessing and/or long-term storage and eventual disposal of resulting waste products. Back end fuel costs comprise the estimated cost of this process at current prices discounted back to current value in respect of both the amount of irradiated fuel burnt during the year and an appropriate proportion of unburnt fuel which will remain in the reactors at the end of their lives. All back end fuel costs, other than for unburnt fuel at shutdown, are charged to the profit and loss account in proportion to the amount of fuel burnt.

PWR
Back end fuel costs are based on wet storage in station ponds followed by dry storage and subsequent direct disposal of fuel. Back end fuel costs comprise the estimated cost of this process at current prices discounted back to current value. All back end fuel costs, other than for unburnt fuel at shutdown, are charged to the profit and loss account in proportion to the amount of fuel burnt.

Bruce Power
Under the terms of the Bruce Power lease the responsibility for spent fuel, waste and decommissioning remains with Ontario Power Generation Inc. British Energy disposed of its interest in Bruce Power on 14 February 2003.

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

2. Accounting Policies continued
(vi) Unburnt Fuel at Shutdown
Due to the nature of the nuclear fuel process there will be some unburnt fuel in the reactors at station closure. The front end and back end costs of this fuel are charged to the profit and loss account over the estimated useful life of each nuclear station on a straight line basis.

(vii) Fuel Costs - Coal
Fuel costs for coal are determined on a weighted average cost basis.

(viii) Energy Supply Costs
Annual commitments payable under Renewable Obligation Certificates are reflected in the profit and loss account based on the volume of direct supply sales. Acquired certificates are recognised as assets on purchase and are offset against related obligation payments.

(ix) Research and Development
Research and development expenditure is charged to the profit and loss account as incurred.

(x) Pensions and Other Post-retirement Benefits
The Group continues to provide for UK pension costs in accordance with SSAP24. Contributions to the Group's defined benefit pension schemes are assessed by qualified actuaries and are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Group. The capital cost of ex-gratia and supplementary pensions is charged to the profit and loss account, to the extent that the arrangements are not covered by the surplus in schemes, in the accounting period in which they are granted. Differences between the amounts funded and the amounts charged to the profit and loss account are included in the balance sheet.

In Canada, the charges for pensions and other post retirement benefits were determined annually by actuaries on the basis of management estimates. These costs consisted of current service costs, interest and adjustments arising from plan amendments, changes in assumptions, and experience gains or losses, which were amortised on a straight line basis over the expected average remaining service lives of the employees covered by the plan. Costs were recorded in the year in which employees rendered services. British Energy disposed of its interests in Canada on 14 February 2003.

(xi) Foreign Currencies
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Assets and liabilities denominated in foreign currencies are retranslated into Sterling at the rate of exchange ruling at the date of the balance sheet or at the contracted rate if applicable. All differences are taken to the profit and loss account.

For consolidation purposes the assets and liabilities of overseas subsidiary undertakings and joint ventures are translated at closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year up until the date of disposal. Differences on foreign exchange arising from the retranslation of the opening net investment in, and results of, subsidiary and associated undertakings and joint ventures are taken to reserves. Where appropriate, these are matched with differences arising on the translation of related foreign currency borrowings and are reported in the statement of total recognised gains and losses.

(xii) Tangible Fixed Assets and Depreciation, Including Decommissioning Costs Fixed assets comprise assets acquired or constructed by the Group. During the year ended 31 March 2004 all capital expenditure investment that would previously have been capitalised as fixed assets was expensed as operating costs following the fixed asset impairment review carried out in the year ended 31 March 2003. This arises because it is not possible to demonstrate that this expenditure enhanced the value of the Company's fixed assets after taking account of the impairment review.

Fixed assets (other than assets in the course of construction) are stated in the balance sheet at cost less accumulated depreciation. Accumulated depreciation includes additional charges made where necessary to reflect impairment in value. Assets in the course of construction are stated at cost and not depreciated until brought into commission.

The carrying values of fixed assets are reviewed for impairment where there has been a trigger event by assessing the present value of estimated future cash flows and net realisable value compared with net book value. The calculation of estimated future cash flows is based on the Directors' best estimates of future prices, output and costs and is therefore subjective.

The charge for depreciation of fixed assets is based on the straight line method so as to write-off the costs of assets, after taking into account provisions for diminution in value, over their estimated useful lives.

2. Accounting Policies continued
(xii) Tangible Fixed Assets and Depreciation, Including Decommissioning Costs continued
The asset lives adopted are subject to regular review and for the year ended 31 March 2004 were:


AGR power stations                                               25-35 years
PWR power stations                                                  40 years
Bruce power station assets                                          18 years
Coal power station                                                  12 years
Other buildings                                                     40 years
Other plant and equipment                                            5 years

The estimated costs for decommissioning the Group's nuclear power stations are capitalised as part of the cost of construction and are depreciated over the same lives as the stations. These estimated costs are discounted having regard to the time scale whereby work will take place over many years after station closure. The estimated costs include the demolition and site clearance of the stations' radioactive facilities and the management of waste.

(xiii) Fixed Asset Investments
Investments in subsidiaries are initially recorded at the nominal value of shares allotted. Fixed asset investments are stated at cost less amortisation or provisions for diminution in value. The Group's interest in its joint ventures is stated at cost plus the Group's share of retained earnings up until the date of disposal. The carrying value of all fixed asset investments is regularly assessed for permanent impairment and provision made, if appropriate.

Own shares purchased in respect of the Employee Share Option and ShareSave Option Schemes are held at cost less charges to write-down the shares to the option exercise prices over the minimum lives of the options. The carrying value of all own share investments is regularly assessed for permanent impairment and provision made if appropriate. The Group has taken advantage of the exemption relating to Inland Revenue approved schemes under UITF17 in respect of Save As You Earn Share Schemes.

(xiv) Stocks of Fuel, Stores and Spares
Stocks of fuel, stores and spares are valued at the lower of cost and net realisable value. The nuclear fuel stock is reduced by the provision for unburnt fuel at shutdown (note 2 (vi)). Strategic spares are amortised over the life of the asset to which they relate.

(xv) Deferred Taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date. The full amount of the provision is discounted using a discount rate similar to the current post tax rates of return on UK treasury gilts. Deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

(xvi) Nuclear Liabilities
Nuclear liabilities represent provision for the Group's liabilities in respect of the costs of waste management of spent fuel and nuclear decommissioning. The provisions represent the Directors' best estimates of the costs expected to be incurred. They are calculated based on the latest technical evaluation of the processes and methods likely to be used, and reflect current engineering knowledge. The provisions are based on such commercial agreements as are currently in place, and reflect the Directors' understanding of the current Government policy and regulatory framework. The Directors carry out an in-depth review of the adequacy of amounts provided on a five-yearly basis, and also review the amounts provided for significant change during the intervening years. Given that Government policy and the regulatory framework on which our assumptions have been based may be expected to develop and that the Directors' plans will be influenced by improvements in technology and experience gained from decommissioning activities, liabilities and the resulting provisions are likely to be adjusted.

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

2. Accounting Policies continued
(xvi) Nuclear Liabilities continued
In matching the costs of generating electricity against the income from sales, accruals are made in respect of the following:
a)  Fuel costs - back end
    The treatment of back end fuel costs in the profit and loss account has been dealt with in notes 2(v) and (vi). These accruals cover reprocessing and storage of spent nuclear fuel and the long-term storage, treatment and eventual disposal of nuclear waste. They are based, as appropriate, on contractual arrangements or the latest technical assessments of the processes and methods likely to be used to deal with these obligations under the current regulatory regime. Where accruals are based on contractual arrangements they are included within creditors. Other accruals are based on long-term cost forecasts which are reviewed regularly and adjusted where necessary, and are included within provisions.
b)  Decommissioning of nuclear power stations
    The financial statements include provision for the full cost of decommissioning the Group's nuclear power stations. Provision is made on the basis of the latest technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The provision established at the commencement of a power station's operating life is capitalised as part of the costs of the station and depreciated over the station life. Accruals and provisions for back end fuel costs and decommissioning are stated in the balance sheet at current price levels, discounted at a long-term real rate of interest of 3% per annum to take account of the timing of payments. Each year the financing charges in the profit and loss account include the revalorisation of liabilities required to discharge one year's discount from provisions made in prior years and restate these provisions to current price levels.

(xvii) Decommissioning Funds
The Group makes contributions into an independently administered fund to cover all costs of decommissioning its nuclear power stations, except de-fuelling costs. The Group's annual contributions to the fund are assessed by qualified actuaries, taking into account the amount and timing and expected decommissioning costs and the periods until station closures. The value of the asset in the balance sheet represents the contributions made by the Group, together with an estimated actuarially determined long-term rate of return on the fund. The change in value arising from applying the estimated long-term rate of return is taken to the profit and loss account and disclosed as part of revalorisation.

The revalorisation of the decommissioning fund, which has been taken through the profit and loss account, is not a realised profit for the purposes of the Companies Act 1985 because the income is unrealised until the Group receives the related cash from the fund to reimburse decommissioning expenditure. The inclusion of this profit in the profit and loss account is a departure from the requirements of the Companies Act 1985. Revalorisation of the accrued decommissioning provision is charged to the profit and loss account each year and accordingly, in the opinion of the Directors, it is necessary to include the estimated annual long-term rate of return of the fund in the Group's profit and loss account in order for the financial statements to give a true and fair view. In the event that the net realisable value as indicated by the market value of the fund is lower than the value determined under the accounting policy set out above, the lower value is included in the Group accounts.

The effect of the departure for the UK fund is to increase the profit before tax by GBP74m (2003: increase the loss before tax by GBP82m) and to reduce the reported loss before exceptional items for the year by GBP28m (2003: GBP29m). There is no impact on the net assets at 31 March 2004 and 31 March 2003 as the fund has been restated at market value. There are no tax consequences of this departure.

A similar decommissioning fund existed in the United States for AmerGen that was accounted for on a consistent basis as outlined above for the UK fund. Up until the date of sale the effect of the departure for the AmerGen Fund was to increase the profit before tax by GBP36m (2003: increase the loss before tax by GBP28m) and to reduce the reported loss before exceptional items for the year ended 31 March 2004 by GBP14m (2003: GBP20m). There was no impact on net assets as the AmerGen Fund had been restated at market value.

(xviii) Liquid Funds
Cash which is placed on term deposits which mature more than one day after the end of the financial year or invested in commercial paper, is classified under current asset investments in the balance sheet and the movement in liquid funds is disclosed under management of liquid resources in the cash flow statement.

(xix) Financial Instruments and Derivatives
Debt instruments
All borrowings are stated at cost with issue costs being charged to the profit and loss account on purchase. The interest payable on debt is charged to the profit and loss account over the life of the borrowing. Premiums and discounts arising on early repayment of borrowings are recognised in the profit and loss account as incurred and received.

2. Accounting Policies continued
(xix) Financial Instruments and Derivatives continued
Commodity contracts
Where there is physical delivery associated with power and coal commodity contracts they are accounted for on an accruals basis following delivery of the commodity. Amounts payable or receivable in respect of these contracts are recorded within trade creditors and debtors respectively and recognised as turnover.

Where there is no physical delivery associated with these contracts, they are recorded at fair value on the balance sheet. Where the instrument is for proprietary trading purposes, the change in fair value is reflected through the profit and loss account as part of turnover - wholesale generation. This is not in accordance with the general provisions of Schedule 4 of the Companies Act 1985, which requires that these contracts are stated at the lower of cost and net realisable value or that, if revalued, any revaluation difference be taken to a revaluation reserve. However, the Directors consider that this departure is necessary in order that the financial statements give a true and fair view of the results of the Group's trading activities, in accordance with Section 226(5) of the Companies Act 1985. The effect of the departure on the financial statements is to increase the profit for the year by GBP12m (2003: reduce the loss for the year by GBP9m) and reduce the net liabilities at 31 March 2004 by GBP21m (2003: GBP9m).

Futures and power options
Power futures and options are undertaken for hedging and proprietary trading purposes. Initial margins paid on entering power exchange contracts are recorded on the balance sheet within restricted cash in 'Investment - liquid funds' throughout the term of the contract. Where the instrument is a hedge, the daily margin calls are initially reflected on the balance sheet and subsequently reflected through the profit and loss account to match the recognition of the hedged item.

Interest rate swaps
Interest rate swaps are used to manage debt interest rate exposure. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to the net interest charge over the term of the contracts. Where derivatives used to manage interest rate risk or to hedge other anticipated cash flows are terminated before the underlying debt matures, the resulting gain or loss is deferred on the balance sheet and amortised to the profit and loss account to match the timing and accounting treatment of the underlying debt. If the debt is subsequently terminated any unamortised deferred gain or loss is recognised immediately in the profit and loss account. Where interest rate swaps are no longer considered effective hedging instruments, any cumulative losses relating to the fair value of the derivatives are taken to the profit and loss account in accordance with FRS12.

Options
The Group used currency options to manage exposure on its disposal of overseas assets. Premiums received and paid on the contracts are included in the net sale proceeds in 'Exceptional gain/(loss) on sale of joint venture and businesses'.

Premiums received and paid on wholesale generation contracts are amortised over the period of the contracts and included within turnover.

(xx) Goodwill
Goodwill arising on acquisitions represents the excess of the fair value of the consideration at acquisition compared to the fair value of the identifiable net assets acquired. Goodwill is capitalised as an intangible asset on the balance sheet and amortised on a straight line basis over its estimated useful life.

(xxi) Joint Venture
The Group's share of the results of the joint venture is included in the consolidated financial statements based on the latest audited accounts of the joint venture, except where the accounting reference date is not co-terminous with the parent company, in which case management accounts are used and adjusted to comply with British Energy accounting policies.

On 22 December 2003 the Group disposed of its interest in AmerGen.

(xxii) Operating Leases
The Group  entered into an operating  lease with Ontario  Power  Generation  Inc
(OPG) to lease the Bruce Power nuclear plant in Ontario, Canada until 2018. Under the terms of the agreement a significant initial payment was made. This consideration plus related transaction costs attributed to the operating lease prepayment, was amortised on a straight line basis over the expected period of the lease. Other costs of the Bruce Power lease were charged to the profit and loss account in accordance with the rental schedule which is included in the lease agreement. The Group disposed of its investments in Bruce Power and Huron Wind on 14 February 2003. The results of Bruce Power are classified as a discontinued activity for the purpose of this report.

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Notes to the financial statements
for the year ended 31 March 2004

3. Turnover, profit/(loss) on ordinary activities before tax and net liabilities
The Group's activities consist principally of the generation and sale of electricity.

The geographical analysis of output, turnover, profit/(loss) on ordinary activities before tax and net liabilities is noted below.



(i) Output and Turnover




                                                                                                     2004     2003
                                                                                                      TWh      TWh

    Output
    - United Kingdom                                                                                 72.6     69.5
    - Canada                                                                                            -     19.2
                                                                                                     72.6     88.7

                                                                                                     GBPm     GBPm
    Group turnover
    Continuing activities
    United Kingdom
    - Wholesale generation sales                                                                      703      852
    - Direct supply sales                                                                             782      603
    - Turnover from continuing activities excluding exceptional income and miscellaneous income     1,485    1,455
    - Miscellaneous income                                                                             31       32
    - Exceptional income                                                                                -       41
    Turnover from continuing activities                                                             1,516    1,528
    Discontinued activities
    Canada                                                                                              -      375
    Total turnover                                                                                  1,516    1,903
    Share of turnover in discontinued joint venture                                                   144      212


In the year ended 31 March 2003 the Group agreed revised terms for the Nuclear Energy Agreement (NEA) with Scottish Power and Scottish and Southern Energy which resulted in the release of GBP41m in respect of cash previously received, and was reported as an exceptional item in the results for the year ended 31 March 2003.

Turnover from discontinued activities in Canada in 2003 represented the sales by Bruce Power which was sold on 14 February 2003.

The turnover, operating profits and net assets of the Group's joint venture, AmerGen, relate entirely to activities in the United States of America. On 22 December 2003 the Group disposed of its interest in AmerGen.

(ii) Profit/(Loss) on Ordinary Activities Before Taxation
A geographical analysis of profit/(loss) on ordinary activities before taxation is as follows:



                                                        2004       2003
                                                        GBPm       GBPm

United Kingdom                                           187    (4,388)
Canada - discontinued                                      -         97
                                                         187    (4,291)
Share of discontinued joint venture - United States       45        (1)
                                                         232    (4,292)

3. Turnover, profit/(loss) on ordinary activities before tax and net liabilities continued
(iii) Net Liabilities
A geographical analysis of the Group's net liabilities as at 31 March is as follows:



                                                        2004       2003
                                                        GBPm       GBPm
United Kingdom                                        (3,164)    (3,454)
United States                                              -          71
                                                      (3,164)    (3,383)

4. Operating costs




                                                             2004     2003
                                                             GBPm     GBPm
Continuing activities
- Fuel                                                        413      371
- Materials and services                                      512      425
- Staff costs (note 6)                                        224      227
- Depreciation charges                                         50      273
                                                            1,199    1,296
Energy supply costs                                           260      184
                                                            1,459    1,480
Discontinued activities
- Fuel                                                          -       17
- Materials and services                                        -      143
- Staff costs (note 6)                                          -      111
- Depreciation charges                                          -        7
                                                                -      278
Total operating costs                                       1,459    1,758
Exceptional operating items
- Materials and services                                       25       94
- Depreciation (credits)/charges                            (295)    3,738
- Amounts (credited)/written-off non-operational assets      (13)      115
                                                            (283)    3,947
Operating costs after exceptional items                     1,176    5,705

                                                             2004     2003
                                                             GBPm     GBPm
Analysis of exceptional operating items
Restructuring costs                                            43       35
Settlement of claim                                          (18)        -
Stock obsolescence                                              -       57
Onerous trading contracts                                       -        2
Fixed asset (write-up)/write-down (note 12)                 (295)    3,738
Investments in own shares write-down (note 13)                  -      102
UK decommissioning fund (write-up)/write-down (note 14)      (13)       13
                                                            (283)    3,947

There were exceptional materials and services costs of GBP43m in respect of costs incurred on advisory fees and other costs associated with restructuring the Group's activities.

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

4. Operating costs continued
The Group settled long standing disputes with Siemens Power Generation Limited (Siemens) relating to work done since 1996 by the former Parsons business. Under the terms of the settlement Siemens paid the Company approximately GBP18m. The settlement included a commitment by the Company and Siemens to develop a mutually beneficial relationship under a long-term supply agreement.

At 31 March 2004 the Directors reassessed the fixed asset carrying values, in line with the requirements of FRS11, to determine whether any revisions to fixed asset carrying values were appropriate. In carrying out such a review the Directors concluded that, pending completion of the Proposed Restructuring, it was appropriate to carry out a full review of valuations.

The carrying value of the nuclear stations was calculated by discounting the expected future cash flows from continued use of the assets, having made appropriate assumptions regarding future operating performance. The valuation of Eggborough was based on an assessment of net realisable value. Following the review the carrying value of fixed assets was increased by GBP295m at 31 March 2004 to reflect reversal of previous impairment losses. The calculation of fixed asset carrying values at 31 March 2004 includes cash flow estimates regarding the level of increase in pension fund contributions that may be required to repair the actuarial pension fund deficit at 31 March 2004. The potential payments included in the fixed asset calculation amount to approximately GBP207m after being discounted at 15%, and are equivalent to a pension deficit calculated on an actuarial basis in the range of GBP330m to GBP440m. Formal triennial valuations of the BEGG and BECG pension schemes at 31 March 2004 are currently being undertaken, but the results of these valuations will not be finalised until later in 2004.

The electricity price assumptions are a very significant component of the asset value calculation. The Directors have considered market views on future prices of wholesale electricity and also the commercially available forecasts. They have considered the impact on future prices of the increases in market electricity prices which occurred in the past year, the outlook for coal and gas fuel prices, potential for changes in generation capacity in the UK, and the potential effect on the market of changes in Government policy particularly in the area of environmental legislation. In determining the price assumptions the Directors have taken a cautious view of there being a significant long-term recovery in market prices. This recovery of market prices during the year has led to forecasts of future electricity prices being greater than those underpinning the value in use calculated at 31 March 2003. Greater cash inflows are therefore anticipated over the lifetime of the nuclear plants, and so an element of the prior year impairment loss has been reversed. As market prices are outside the Directors' control actual prices may differ from those forecast.

At 31 March 2004 the market value of the UK decommissioning fund had increased to GBP440m (31 March 2003: GBP334m), thereby necessitating an exceptional credit of GBP59m in the twelve months ended 31 March 2004. The GBP59m included a GBP13m exceptional credit to reverse the write-down on non-operational assets made in the year ended 31 March 2003. The remaining balance of the restatement to market value of GBP46m has been dealt with as an exceptional financing credit to reverse previously written-down revalorisation amounts. The remaining UK decommissioning fund movements relate to revalorisation of GBP28m and regular cash contributions of GBP19m.

Exceptional operating costs amounting to GBP3,947m were reported for the year ended 31 March 2003. These amounts are further explained as follows:
* charges incurred on advisory fees and other costs associated with the restructuring of the Group's activities of GBP35m in the year ended
   31 March 2003;
* a charge of GBP57m in the year ended 31 March 2003 to provide for obsolete stores and spares;
* a charge of GBP2m for the year to 31 March 2003 to provide for the onerous pre-New Electricity Trading Arrangements (NETA) contracts with TPL, Total and Enron;
* exceptional depreciation charge of GBP3,738m in the year ended 31 March 2003 in respect of a write-down of an impairment loss in the carrying value of fixed assets following a review of economic values and net realisable values of fixed assets;
* a write-down of GBP102m in the year ended 31 March 2003 to reflect permanent diminution in the value of own shares held in employee trusts; and
* the investments held within the UK decommissioning fund were written-down to reflect a reduction in market value, resulting in a charge for the year to 31 March 2003 of GBP13m.



                                                                 2004    2003
                                                                 GBPm    GBPm

Operating costs are stated after charging:
- research and development                                         14      15
- operating lease costs   - Bruce Power                             -      70
                          - other                                   1       -

4. Operating costs continued
It is the Group's policy to engage PricewaterhouseCoopers LLP on assignments where their expertise and experience with the Group are important, or where they win work on a competitive basis. An analysis of auditors' remuneration on a worldwide basis is provided below:


                                                        2004               2003
                                                    GBP000's      %    GBP000's      %

Audit services
- Statutory                                              510      9         480     16
- Audit related regulatory reporting                     258      5         215      7
Further assurance services
- Creditors' long form report                          2,017     35           -      -
- Reporting accountant - working capital report        1,208     21         532     17
- Review of accounting for restructuring               1,114     20       1,111     36
Taxation
- Tax services                                           510      9         331     11
Other
- Other non-audit services                                80      1         409     13
Total                                                  5,697    100       3,078    100


Statutory audit fees for British Energy plc were GBP65,000 (2003: GBP60,000).

5. Sale of investments
On 22 December 2003 the Group completed the sale of its 50% interest in AmerGen to Exelon. The Group received initial consideration of US$277m upon financial close on 22 December 2003 prior to adjustments relating to working capital levels, stocks of unspent nuclear fuel inventory, capital expenditures and low-level waste disposal costs to be determined at the time of closing. The gain on sale calculated below is a provisional estimate pending receipt of financial statements drawn up as at the date of financial close.

On 23 December 2003 the Group sold its 50% equity interest in Offshore Wind Power Limited (Offshore Wind) to GB Gas Holdings Limited, a wholly owned subsidiary of Centrica plc, for an up front cash consideration of GBP2m and deferred consideration of up to GBP750,000 which has not been recognised in these accounts (net book value GBPnil).

Total cash receipts in relation to the discontinued activities of Bruce Power amounted to GBP17m. The cash receipt of GBP9m received on 28 April 2003 in relation to Bruce Power was accounted for in the year ended 31 March 2003 as an adjusting post balance sheet event. The additional receipt of GBP8m received on 22 March 2004 was in relation to the re-start of the Bruce A reactor. These receipts relate to the discontinued activities of Bruce Power.

The exceptional profit arising from the disposal of joint venture and businesses and cash consideration which have been recognised in these accounts are analysed as follows:


                                                                                Bruce               Offshore
                                                                                Power    AmerGen        Wind    Total
                                                                                 GBPm       GBPm        GBPm     GBPm

  Net assets sold                                                                   -        112           -      112
  Accounted for by:
  Cash consideration net of transaction costs and break fee                         8        149           2      159
  Exceptional gain on sale of joint venture and businesses                          8         37           2       47
  Cash flows:
  Cash consideration net of transaction costs received in year ended 31            17        152           2      171
  March 2004

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

6. Employee information
(i) Staff Costs


                                                            2004    2003
                                                            GBPm    GBPm

Salaries                                                     208     201
Social security costs                                         19      17
Pension costs (note 24)                                        -       6
Severance charges                                              2      12
Amounts capitalised                                           (5)     (9)
Continuing activities                                        224     227
Discontinued activities                                        -     111
Total staff costs                                             224     338


Amounts capitalised within staff costs for the year ended 31 March 2004 are subsequently expensed as operating costs within materials and services costs following the fixed assets impairment review carried out.

(ii) Employee Numbers



                                                            2004      2003
                                                           Number   Number
Average number of employees during the year:
Continuing operations                                       5,165     5,103
Discontinued operations                                         -     2,799
Total                                                       5,165     7,902

Average number of full-time equivalent employees by category during the year were:



                                                            2004      2003
                                                          Number    Number
United Kingdom
Power stations:
- nuclear                                                  3,612     3,579
- coal-fired                                                 258       247
Engineering, technical and corporate support               1,257     1,228
North America - continuing operations                         12        28
Total continuing operations                                5,139     5,082
Canada - discontinued operations                               -     2,798
                                                           5,139     7,880

7. Summary of Directors' emoluments



                                                            2004      2003
                                                         GBP'000   GBP'000
Total emoluments, including pension contributions
As Directors                                                 517       585
For management services:
- salaries and other benefits                                940       996
- performance related bonuses                                405         -
- pension contributions                                       46        52
                                                           1,908     1,633
- compensation for loss of office                            146        98
                                                           2,054      1,731

Full details of the remuneration and share interests of the Directors are set out in the Remuneration Committee Report.

8. Financing charges/(credits)



                                                            2004     2003
                                                            GBPm     GBPm

Revalorisation:
Revalorisation of nuclear liabilities (note 21)
- changes in price levels                                     97      117
- discharge of one year's discount                           118      111
                                                             215      228
Revalorisation of other provisions                             -       10
Revalorisation of decommissioning fund (note 14)             (28)     (29)
Share of revalorisation of joint venture                      (2)      (4)
Revalorisation charges before exceptional items               185      205
Exceptional revalorisation (credits)/charges (see below)     (68)      159
Revalorisation charges                                        117      364

                                                             2004     2003
                                                             GBPm     GBPm
Interest:
Interest on loans repayable within five years:
- bank                                                         11      11
- other                                                        33      24
Interest on loans repayable in five years or more:
- bank                                                         24      38
- other                                                         7       8
Interest received                                            (11)     (9)
Net interest before exceptional items                          64      72
Exceptional (credit)/charge - interest rate swaps             (5)      56
Exceptional charge - borrowing costs                            -       6
Exceptional financing (credits)/charges                       (5)      62
Interest payable and similar charges                           59     134

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

8. Financing charges/(credits) continued
At 31 March 2004 the market value of the UK decommissioning fund had increased to GBP440m (31 March 2003: GBP334m), thereby necessitating an exceptional credit of GBP59m in the twelve months ended 31 March 2004 to reverse previously written-down amounts. As a result of the UK decommissioning fund receivable being restated at market value, a GBP13m exceptional credit has been recorded in operating costs to reverse a prior write-down of non-operational assets, and exceptional credits of GBP46m have been recorded in finance charges for the twelve months ended 31 March 2004 to reverse the prior write-down of previous revalorisation. The market value remains below the amount which would have been calculated by revalorising on an actuarial basis the total amounts which have been invested in the fund.

The market value of the AmerGen decommissioning fund had also increased over the period to 22 December 2003, and the British Energy share of the exceptional credit was GBP22m in the year to the date of sale.

The total of the UK decommissioning fund and AmerGen decommissioning fund exceptional revalorisation credits included within financing charges amounted to GBP68m.

At 31 March 2004 the value of the interest rate swaps were marked to market and the resultant valuation was lower than the book value. The exceptional credit is GBP5m for the year ended 31 March 2004.

At 31 March 2003 the market value of the UK decommissioning fund was lower than the value that would have been derived from revalorising the cost of the investment. The difference was GBP124m of which GBP111m was recognised as an exceptional financing charge with the remainder classified as write-offs of non-operational assets. At 31 March 2003 the British Energy share of the adjustment required to reduce the AmerGen decommissioning fund to market value was a charge of GBP48m.

An exceptional charge of GBP56m was recognised for the year ended 31 March 2003 for interest rate swaps, which were no longer considered to be effective. In addition an exceptional charge of GBP6m was recorded for the write-off of borrowing costs which had been previously capitalised and were being amortised over the expected duration of the loan financing the acquisition of the Eggborough power station.

9. Taxation


                                                            2004     2003
                                                            GBPm     GBPm

Tax on profit on ordinary activities:
Deferred taxation on ordinary activities before tax            -      (40)
Unwinding of discount                                          -       14
Credit for the year on ordinary activities (note 23)           -      (26)
Exceptional deferred tax credit                                -     (370)
Deferred tax credit for the year                               -     (396)
Foreign tax                                                   (2)      18
Tax on profit on ordinary activities                          (2)    (378)

                                                            2004     2003
                                                            GBPm     GBPm
Share of taxation for discontinued joint venture:
Ordinary activities                                            -       10


There is no UK  current  tax  charge  for the year  ended 31 March  2004  (2003:
GBPnil). The tax credit of GBP2m for the year ended 31 March 2004 represents the release of an over provision of foreign tax in earlier years.

The exceptional tax credit for the year ended 31 March 2003 of GBP370m related to a deferred taxation credit on exceptional items of GBP520m offset by the de-recognition of the deferred taxation assets of GBP150m.

As set out in the Group's Cash Flow Statement, the tax paid of GBP12m in the year relates to the Group's liability for its share of AmerGen's taxable profits. In the year ended 31 March 2003 the net tax refund of GBP3m comprised tax paid of GBP10m in respect of AmerGen and Bruce Power offset by a UK tax refund of GBP13m.

9. Taxation continued
A reconciliation of the effective tax rate for the current year tax credit, which solely comprises foreign tax is set out below:

                                                            2004      2003
                                                            GBPm      GBPm

Tax charge/(credit) on Group profit/(loss) at standard
rate of 30%                                                   70     (1,288)
Deferred tax:
Current year movement                                          -        396
Impact of discounting                                       (140)        619
Increase in deferred tax asset not recognised                113         150
Total deferred tax movement pre discounting                  (27)      1,165
(Credits)/expenses not (chargeable)/deductible for tax
purposes                                                     (16)        140
(Gain)/loss on sale of investments not taxable               (13)         11
Lower tax rates on overseas earnings                            -         (6)
Minority interest                                               -         (4)
Impact of joint venture                                       (14)         -
Over provision for foreign tax in earlier years                (2)         -
Current tax (credit)/charge for year                           (2)        18


The share of taxation for the joint venture represents the Group's liability for its share of AmerGen's taxable profits.

10. Loss of the Company
The Group's results include a loss of GBP616m (2003: loss of GBP6,058m) attributable to the Company, inclusive of a provision of GBP590m (2003: provision of GBP6,144m) made in the year for bad and doubtful inter-company debtors which is eliminated on consolidation. The Company did not have any distributable reserves at 31 March 2004 or 31 March 2003. As permitted under
Section 230 of the Companies Act 1985 the Company has not published a separate profit and loss account.

11. Earnings/(deficit) per share
The basic earnings/(deficit) per share for the year has been calculated by dividing the profit/(loss) on ordinary activities after taxation, minority interests and non-equity dividends by the weighted average of ordinary shares in issue during the year, based on the following information:


                                                                  2004     2003

Profit/(loss) for the year (GBPm)                                  234   (3,941)
Basic weighted average share capital (number of shares, million)   602      602


A calculation of diluted earnings per share has not been provided because the outstanding share options do not have any dilutive potential at 31 March 2004.

12. Tangible fixed assets


Group                                      Power   Other land   Other plant     Total
                                        stations          and           and      GBPm
                                            GBPm    buildings     equipment
                                                         GBPm          GBPm

Cost
As at 1 April 2003 and 31 March 2004      10,747           47           434    11,228
Depreciation
As at 1 April 2003                        10,108           24           410    10,542
Exceptional asset write-up                 (275)          (1)          (19)     (295)
Charge for the year                           38            1            11        50
As at 31 March 2004                        9,871           24           402    10,297
Net book value
As at 31 March 2004                          876           23            32       931
As at 31 March 2003                          639           23            24       686


--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

12. Tangible fixed assets continued

The net book value of tangible fixed assets includes the following amounts in respect of freehold land and buildings:



                                                               2004     2003
                                                               GBPm     GBPm

Cost                                                          2,245    2,245
Net Book Value                                                  157      107


The Directors have reviewed the economic values and net realisable values of the Group's fixed assets and compared them to their book value. A discount rate of 15% (2003: 15%) was applied to the economic value review. As a result of this review, the value of its fixed assets has been increased by GBP295m (2003: reduced by GBP3,738m). The background to the review is discussed more fully in note 4.

The value of fixed assets held by the Company is GBPnil (2003: GBPnil).

13. Fixed asset investments



Group                                             AmerGen      Loans      Own         Other    Total
                                                    joint   to Nirex   shares   investments    GBPm
                                                  venture      GBPm     GBPm          GBPm
                                                     GBPm

Cost/carrying value
As at 1 April 2003                                   119         37      140             4      300
Foreign exchange                                    (11)          -        -             -     (11)
Share of retained profits to date of disposal         48          -        -             -       48
Disposal of joint venture                          (156)          -        -             -    (156)
As at 31 March 2004                                    -         37      140             4      181
Provision for diminution in value
As at 1 April 2003                                    48         37      138             -      223
Foreign exchange                                     (4)          -        -             -      (4)
Disposal of joint venture                           (44)          -        -             -     (44)
As at 31 March 2004                                    -         37      138             -      175
Net book value
As at 31 March 2004                                    -          -        2             4        6
As at 31 March 2003                                   71          -        2             4       77


Other investments relate wholly to the investments held by Lochside Insurance Limited.

On 22 December 2003 the Group disposed of its interest in AmerGen. An analysis of British Energy's share of the aggregate net assets of the AmerGen joint venture as at 31 March 2003 is set out below:


                                                                       2003
                                                                       GBPm

Negative goodwill                                                        (7)
Tangible assets                                                         144
Stocks                                                                   10
Cash                                                                      6
Decommissioning fund                                                    306
Debtors                                                                  18
Creditors                                                               (51)
Decommissioning liabilities                                            (321)
Loan notes                                                              (34)
Net assets                                                               71


13. Fixed asset investments continued

Negative goodwill related to AmerGen's acquisition of Oyster Creek nuclear power station in August 2000.

Loans have been made to United Kingdom Nirex Limited to fund development expenditure for building an intermediate-level nuclear waste repository. These loans have been fully provided for in the Group's financial statements.

At 31 March 2004 British Energy Employee Share Trust held 21,734,839 ordinary shares at an average cost of GBP4.68 for a total consideration of GBP101m. At 31 March 2004 the Qualifying Employee Shareholders' Trust held 5,292,103 ordinary shares at a cost of GBP5.32 per share (GBP28m) and 19,165,471 'A' shares at a cost of 60p per share (GBP11m).

The market value of the shares held by the employee trusts at 31 March 2004 was GBP3m, compared to a book value of GBP2m. The long-term prospects of the Company have deteriorated considerably and the Directors considered it inappropriate to recognise the increase in value of the shares held in employee trusts.

The Company held investments in Lochside Insurance Limited and British Energy Finance Limited at 31 March 2004. During the year, the investment in Lochside Insurance Limited was written down by GBP4m (2003: GBPnil), to a net book value of GBP4m at 31 March 2004 (2003: GBP8m).



Company                                                      Subsidiary
                                                           undertakings
                                                                   GBPm

Cost
As at 1 April 2003 and 31 March 2004                                 14
Provision for diminution in value
Charge for the year                                                   4
Net book value
At 31 March 2004                                                     10
At 31 March 2003                                                     14


Details of British Energy's principal subsidiary undertakings and other holdings of more than 10% are as follows:



                                   Country of           Class of    Group     Company   Principal
                                   registration         share       share-    share-    Activity
                                   and operation                    holding   holding
                                                                    %         %

  Subsidiary undertakings
  British Energy Generation (UK)   Scotland             Ordinary    100       100       Generation and sale of
  Limited                                                                               electricity
  British Energy Generation        England and Wales    Ordinary    100       -         Generation and sale of
  Limited                                                                               electricity
  British Energy Power & Energy    Scotland             Ordinary    100       100       Energy trading
  Trading Limited
  Eggborough Power Limited         England and Wales    Ordinary    100       -         Generation and sale of
                                                                                        electricity
  Other holdings of more than 10
  per cent
  United Kingdom Nirex Limited     England and Wales    Ordinary    10.8      -         Disposal of nuclear waste


Included in the Group and Company accounts are the assets of the British Energy Employee Share Trust and the assets of the British Energy Qualifying Employee Share Trust, which are trusts set up to hold shares purchased on behalf of the Group's employees under the Employee Share Scheme and the British Energy ShareSave Scheme respectively.

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

14. Decommissioning fund



                                                                Group
                                                                 GBPm

As at 1 April 2003                                                334
Regular contributions                                              19
Revalorisation (note 8)                                            28
                                                                  381
Exceptional items to mark the fund to market value (note 8)        59
As at 31 March 2004                                               440


The decommissioning fund asset in the balance sheet normally represents the contributions made by the Group, together with an estimated actuarially determined long-term post-tax real rate of return on the fund of 3.5% per annum. The change in value arising from applying the estimated long-term rate of return is taken to the profit and loss account as a revalorisation credit. The decommissioning fund asset is receivable after more than one year and is restricted in its use.

At 31 March 2004 the market value of the UK decommissioning fund had increased to GBP440m (31 March 2003: GBP334m), thereby necessitating an exceptional credit of GBP59m to the profit and loss account in the twelve months ended 31 March 2004 to reverse previously written-down amounts. The market value remains below the amount which would have been calculated by revalorising on an actuarial basis the total amounts which have been invested in the fund. As a result of the UK decommissioning fund receivable being restated at market value, a GBP13m exceptional credit has been recorded in operating costs to reverse a prior write-down of non-operational assets, and exceptional credits of GBP46m have been recorded in finance charges for the twelve months ended 31 March 2004 to reverse the prior write-down of previous revalorisation.

The Company has no decommissioning fund at 31 March 2004 (2003: GBPnil).

15. Stocks



                                                       Group
                                                   2004     2003
                                                   GBPm     GBPm

Unburnt nuclear fuel in reactors                    472      469
Provision for unburnt fuel at station closure     (280)    (272)
Net unburnt nuclear fuel in reactors                192      197
Other nuclear fuel                                   61       74
Coal stocks                                          15       14
Stores/strategic spares                              82       75
                                                    350      360

The Company has no stock at 31 March 2004 (2003: GBPnil).


16. Debtors


                                                 Group             Company
                                              2004    2003       2004    2003
                                              GBPm    GBPm       GBPm    GBPm

Trade debtors                                  252     226          4       3
Other debtors                                   16      89          -       -
Prepayments                                    106      72          7       1
Amounts due from subsidiary undertakings         -       -          -      81

                                               374     387         11      85

Included within the Company's amount due from subsidiary undertakings is GBP6,734m relating to amounts due from UK subsidiaries all of which have been provided for (2003: GBP6,144m relating to amounts due from UK subsidiaries all of which have been provided for and GBP81m which was denominated in foreign currencies and translated at the year end exchange rate).

Included within prepayments for the Group is GBP101m (2003: GBP72m) in respect of pension contribution payments made in advance of their recognition in the profit and loss account. These amounts fall due after more than one year.

17. Creditors



                                                                       Group             Company
                                                                   2004     2003       2004     2003
                                                                   GBPm     GBPm       GBPm     GBPm

Amounts falling due within one year:
Nuclear liabilities (note 21)                                       554      355          -        -
Trade creditors                                                     180      198          -        -
Retentions                                                            6        5          -        -
Other taxes and social security                                      49        9          -        -
Other creditors                                                     317      326          3        1
Accruals                                                            144      140         18       20
Amounts due to subsidiary undertakings                                -        -      4,475    3,721

                                                                  1,250    1,033      4,496    3,742

Other creditors: amounts falling due after more than one year

Nuclear liabilities (note 21)                                     1,893    1,909          -        -

Other creditors includes GBP316m (2003: GBP316m) in respect of claims relating to onerous trading contracts. These contracts are pre-NETA electricity trading contracts with Enron, TPL and Total. The Enron and Total contracts were terminated during the prior year, which gave rise to claims for certain amounts which have become payable. Interest is payable on standstill balances at a rate of 6%, other than the bonds and the amounts due to the Eggborough banks which continue under their original terms. These accounts reflect the claim amounts, which have been agreed in principle with Enron, TPL and Total for the purposes of the Proposed Restructuring of the Group. Total and Enron subsequently transferred their interests to Deutsche Bank.

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

18. Borrowings
The Group's and Company's borrowings at 31 March were as follows:



                                                       Group            Company
                                                  2004    2003       2004    2003
                                                  GBPm    GBPm       GBPm    GBPm

Long-term project finance loan - Sterling          475     475          -       -
Bonds - Sterling                                   408     408        408     408

                                                   883     883        408     408

The borrowings mature as follows:
                                                      Group             Company
                                                  2004    2003       2004    2003
                                                  GBPm    GBPm       GBPm    GBPm
Amounts falling due within one year                197     152        110     110
Amounts falling due after more than one year       686     731        298     298

                                                   883     883        408     408

The maturities assume no debt has been accelerated and reflect the standstill arrangements as part of the Proposed Restructuring.

The long-term project finance loan is secured on the assets of EPL. Amounts owed by EPL to the lenders are not guaranteed by British Energy plc but British Energy guarantees the payment of amounts by BEPET to EPL. The contractual amounts payable by BEPET are calculated so as to cover EPL's borrowing requirements and operating costs. British Energy also provides a subordinated loan facility to EPL. The final installment of loan principal is scheduled to be repaid in 2011. The loan currently bears interest at LIBOR plus 1.25%. It is proposed that these arrangements will be restructured as part of the Proposed Restructuring of the Group.

19. Financial instruments and derivatives
For details of the Group's objectives, policies and strategies in respect of financial instruments and risk management refer to pages 21 to 22 of the Review of Operating Performance and Financial Review.

Disclosures include short-term debtors and creditors and exclude commodity power contracts.

(i) Interest rate risk profile of financial liabilities
The interest rate profile of financial liabilities of the Group as at 31 March 2004 was:


Currency     Total       Floating          Fixed            Mixed       Financial
              GBPm           rate           rate             rate     liabilities
                        financial      financial        financial        on which
                      liabilities    liabilities      liabilities     no interest
                             GBPm            GBPm     (see below)        is paid
                                                             GBPm            GBPm

Sterling     3,883            475            408               33           2,967


                                                   Fixed rate           Financial
                                                    financial         Liabilities
                                                  liabilities            on which
                                                                      no interest
                                                                          is paid

Currency                                Weighted         Weighted        Weighted
                                         average          average         average
                                        interest       period for    period until
                                            rate        which the        maturity
                                               %    rate is fixed           Years
                                                            Years

Sterling                                    6.08              4.8            13.1

At 31 March 2004, nil borrowings (2003: GBP475m) were reclassified to fixed rate financial liabilities due to the effect of the Group's interest rate contracts. The 2003 balance has been reclassified to floating rate financial liabilities as the Directors believe the swaps used to cover this liability are no longer effective.


19. Financial instruments and derivatives continued
The interest rate profile of mixed rate financial liabilities of the Group as at 31 March 2004 was:


Interest rate agreements                 2005    2006    2007    2008    2009           Net
                                                                                 fair value

Fixed:

Notional amountsA (GBP million)           356     332     291     235     174          (28)
Average pay rate                         6.6%    6.6%    6.6%    6.6%    6.6%
Average receive rate                     4.7%    4.7%    4.7%    4.7%    4.7%

Variable to fixed:
Notional amountsB (GBP million)            30                                           (3)
Average pay rate                         5.8%
Average receive rate                  6 month
                                        LIBOR

Collars:
Notional amountsc (GBP million)            70                                           (2)
Collar spread                       5.3%-6.8%

Total                                                                                  (33)

A. The derivative agreements were amended post 31 March 2003 as part of the Proposed Restructuring. The effect has been to fix interest payments under the swaps from October 2004 onwards.

B. The bank has the right to cancel the swaps at zero cost on any cancellation date from April 2005 and every year thereafter.

C. The banks have the right to enter into semi-annual swaps receiving 5.25% and paying 6 months LIBOR for ten years at zero cost in April 2005.

The interest rate profile of financial liabilities of the Group as at 31 March 2003 was:



                                                            Mixed       Financial
                         Floating          Fixed             rate     liabilities
                             rate           rate        financial        on which
                        financial      financial      liabilities     no interest
             Total    liabilities    liabilities      (see below)         is paid
Currency      GBPm           GBPm           GBPm             GBPm            GBPm

Sterling     3,729            475            408               56           2,790


                                                   Fixed rate           Financial
                                                    financial         liabilities
                                                  liabilities            on which
                                                                      no interest
                                                                          is paid

Currency                                Weighted         Weighted        Weighted
                                         average          average         average
                                        interest       period for    period until
                                            rate        which the        maturity
                                               %    rate is fixed           Years
                                                            Years

Sterling                                    6.08              5.5            14.6

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

19. Financial instruments and derivatives continued
The interest rate profile of mixed rate financial liabilities of the Group as at 31 March 2003 was:


Interest rate agreements                2004         2005       2006       2007       2008            Net
                                                                                               fair value

Variable to fixed:
Notional amounts (GBP million)           377          356        332        291        235          (47)
Average pay rate                        6.6%         6.6%       6.6%       6.6%       6.6%
Average receive rate                 6 month      6 month    6 month    6 month    6 month
                                       LIBOR        LIBOR      LIBOR      LIBOR      LIBOR

Fixed to variable:
Notional amounts (GBP million)            30           30                                            (3)
Average pay rate                        5.8%         5.8%
Average receive rate                 6 month      6 month
                                       LIBOR        LIBOR

Collars:
Notional amounts (GBP million)            70           70                                            (6)
Collar spread                      5.3%-6.8%    5.3%-6.8%

Total                                                                                               (56)


(ii) Interest rate risk profile of financial assets
The Group held the following financial assets as at 31 March 2004 and 31 March 2003:


                                                                         Group
                                                                     2004    2003
                                                                     GBPm    GBPm

Assets held as part of the financing arrangements of the Group:
Short-term financial assets
Sterling                                                              840     647
Non-sterling                                                            1       1

                                                                      841     648

Long-term financial assets
Sterling                                                              446     340

                                                                    1,287     988

Short-term financial assets comprise cash, investment in liquid funds and debtors (excluding prepayments) all of which have maturity dates within one year. Cash not immediately required for business purposes is invested in fixed rate term deposits and money market funds. At 31 March 2004 the term deposits and money market funds not used to provide collateral were due to mature or were available within one month and earned interest at an average rate of 3.9%. The balance of GBP297m, which was deposited in support of collateral requirements, earned an average rate of 3.1%. Availability of the cash is restricted over the periods of the collateralised positions.

Long-term financial assets comprise the balance in the UK decommissioning fund and fixed asset investments.

(iii) Maturity profile of financial liabilities



                                2004     2003
                                GBPm     GBPm

Less than one year             1,304    1,089
Between one and two years        413      248
Between two and five years       679      834
Over five years                1,487    1,558

                               3,883    3,729

19. Financial instruments and derivatives continued
The analysis of maturity of borrowings has been prepared based on the dates when the borrowings mature under the existing contractual arrangements. However, the standstill arrangements which have been put in place have the effect of deferring the payments of certain amounts due until the bonds and Eggborough project finance loan are replaced as part of the restructuring of the Group or earlier termination of the standstill arrangements. The maturity profile of borrowings is likely to change upon completion of the restructuring.

(iv) Borrowing facilities
At 31 March 2004 and 31 March 2003 the Group had the following undrawn committed borrowing facilities in place, in respect of which all conditions precedent had been met at that date:



                                                       2004    2003
                                                       GBPm    GBPm

Expiring in one year or less - Government Facility      200     200

(v) Fair values
Set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 31 March 2004 and 31 March 2003.



                                                                         2004                        2003
                                                               Book value    Fair value    Book value    Fair value
                                                                     GBPm          GBPm          GBPm          GBPm

Primary financial instruments held or issued to finance the
Group's operations:
Short-term assets                                                     810           810           639           639
Short-term borrowings and current portion of long-term            (1,261)       (1,288)       (1,033)         (969)
borrowings
Long-term assets                                                      446           446           340           340
Long-term borrowings and liabilities                              (2,579)       (2,328)       (2,640)       (2,140)

                                                                  (2,584)       (2,360)       (2,694)       (2,130)

Financial instruments held or issued for proprietary
trading purposes:
Speculative trading contracts                                          21            21             9             9
Derivative financial instruments used to manage foreign
currency, interest rate and commodity price risk:
Interest rate swaps                                                  (33)          (33)          (56)          (56)

                                                                  (2,596)       (2,372)       (2,741)       (2,177)

The fair value of the short-term assets approximates to book value due to their short-term maturities.

Short-term borrowings comprise trade creditors and retentions. The book value of these liabilities has been used to approximate fair value.

Long-term assets comprise the balance in the UK decommissioning fund and fixed asset investments. The basis of valuation is referred to in notes 14 and 13 respectively.

Long-term borrowings and liabilities comprise the Group's nuclear liabilities, bonds and the long-term project finance loan related to the investment in the Eggborough Power Station. There is no open market information available for the long-term project finance loan, the value of which has been severely affected by the financial restructuring of the Group. Therefore, the fair value that has been attributed to the loan, GBP150m (2003: GBP150m), has been based on the Directors' best estimate of the net realisable value of the Eggborough Station upon which this debt is secured. The nuclear liabilities book value has been used to approximate fair value and the quoted closing clean market price at the balance sheet date has been used to determine the fair valuation of the long-term bonds.

The fair value of onerous trading contracts represents the value established within the terms of the Proposed Restructuring.

The market trading price at balance sheet date was used to determine the fair valuation of the interest rate swaps.

(vi) Gains and losses on financial instruments held or issued for trading purposes
The net gain from trading in energy derivatives included in the profit and loss account for the year ended 31 March 2004 is GBP14m (2003: GBP13m).

Interest rate swaps are also held, which do not qualify for hedge accounting. However, the interest rate swaps are not held for trading purposes, and so disclosures in the interest rate swaps are given in note 22.

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

19. Financial instruments and derivatives continued

(vii) Hedges
Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:


31 March 2004                                              Unrecognised    Unrecognised           Total    Deferred
                                                                  Gains          Losses    Unrecognised        GBPm
                                                                   GBPm            GBPm            GBPm

Net losses on derivative instruments at 1 April 2003                  -               -               -         (2)
Net losses arising in previous period included
in current period profit and loss account                             -               -               -           2

Net losses on derivative instruments at 31 March 2004                 -               -               -           -

31 March 2003                                              Unrecognised    Unrecognised           Total    Deferred
                                                                  Gains          Losses    Unrecognised        GBPm
                                                                   GBPm            GBPm            GBPm

Net losses on derivative instruments at 1 April 2002                  -            (28)            (28)        (10)
Net losses arising in previous period included
in current period profit and loss account                             -              28              28           8

Net losses arising before 1 April 2002 not included
in current period profit and loss account                             -               -               -         (2)
Net losses arising in current period not included
in current period profit and loss account                             -               -               -           -

Net losses on derivative instruments at 31 March 2003                 -               -               -         (2)

Of which:
Net losses expected to be included in the profit and
loss account for the year ended 31 March 2004                         -               -               -         (2)
Net losses expected to be included in the profit and
loss accounts beyond the year ended 31 March 2004                     -               -               -           -

The above analysis excludes gains and losses in respect of the net investment as gains and losses arising on these contracts are recorded in the statement of total recognised gains and losses.

(viii) Currency exposures
The Group used foreign currency borrowings to mitigate the currency exposures arising from its net investments overseas. Gains and losses arising on net investments overseas and currency borrowings used to hedge the currency exposure, have been recognised in the statement of total recognised gains and losses. The Group did not hold material net monetary assets or liabilities in currencies other than the functional currency of the operating unit involved at 31 March 2004 and 31 March 2003.

As explained in the Review of Operating Performance and Financial Review on pages 21 to 22 there are potential future foreign currency receivables in respect of amounts outstanding from the sale of Bruce Power and AmerGen. When these cash flows become more certain in the future the Group will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk.

20. Provisions for liabilities and charges


                                        Group            Company
                                   2004     2003       2004    2003
                                   GBPm     GBPm       GBPm    GBPm

Nuclear liabilities (note 21)     1,776    1,673          -       -
Other provisions (note 22)           36       62          5       9

                                  1,812    1,735          5       9

21. Nuclear liabilities


                                          Back end        Back end    Decommissioning     2004
                                        fuel costs      fuel costs               GBPm    Total
                                        contracted    uncontracted                        GBPm
                                              GBPm            GBPm

As at 1 April 2003                           2,263             678                996    3,937
Charged to profit and loss account:
- operating costs                              114              16                  -      130
- revalorisation (note 8)                      129              35                 51      215
Payments in the year                          (59)               -                  -     (59)

As at 31 March 2004                          2,447             729              1,047    4,223


The year end balances of nuclear liabilities are included in the balance sheet as follows:



                                                    2004     2003
                                                    GBPm     GBPm

Creditors:
- amounts falling due within one year                554      355
- amounts falling due after more than one year     1,893    1,909
Provisions for liabilities and charges             1,776    1,673

                                                   4,223    3,937

Fuel costs - back end
Accruals for AGR fuel services relating to spent AGR fuel are based on the terms of the historic contracts with BNFL (dated 30 March 1995 and 3 June 1997), most of which include fixed prices subject to indexation, or the Group's estimates where no contracts exist. Provisions for services relating to the disposal of nuclear waste and the storage and disposal of PWR spent fuel are based on cost estimates derived from the latest technical assessments.

Decommissioning
The costs of decommissioning the power stations have been estimated on the basis of on going technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The estimates are designed to reflect the costs of making the sites of the power stations available for alternative use in accordance with the Group's decommissioning strategy.

Projected payment details
Based on current estimates of station lives and lifetime output projections, the following table shows, in current prices, the likely undiscounted payments, the equivalent sums discounted at 3% per annum to the balance sheet date and the amounts accrued to date.


                      Back end        Back end                           Group
                    fuel costs      fuel costs                        2004     2003
                    contracted    uncontracted    Decommissioning    Total    Total
                         GBPbn           GBPbn              GBPbn    GBPbn    GBPbn

Undiscounted               5.2             4.7                5.1     15.0     14.7
Discounted                 3.5             1.1                1.1      5.7      5.3
Accrued to date            2.4             0.7                1.1      4.2      3.9

The differences between the undiscounted and discounted amounts reflect the fact that the costs concerned will not fall due for payment for a number of years. The differences between the discounted amounts and those accrued to date will be charged to the profit and loss account over the remaining station lives since they relate to future use of fuel.


21. Nuclear liabilities continued
Under the terms of the contracts with BNFL referred to above and in accordance with the projected pattern of payments for decommissioning and other liabilities, taking account of the decommissioning fund arrangements described in note 2 (xvii) the undiscounted payments in current prices are expected to become payable as follows:


                        Back end        Back end                            Group
                      fuel costs      fuel costs                         2004      2003
                      contracted    uncontracted    Decommissioning     Total     Total
                            GBPm            GBPm               GBPm      GBPm      GBPm

Within five years          1,340              43                126     1,509     1,303
6-10 years                 1,181             123                206     1,510     1,391
11-25 years                1,575             422                320     2,317     2,375
26-50 years                  649           1,079                 54     1,782     1,845
51 years and over            485           3,060                  -     3,545     3,489

                           5,230           4,727                706    10,663    10,403

22. Other provisions


                                                                                                  2004
                                                       Interest                  2004          Company
                                    Eggborough site        rate    Restruc-     Group    interest rate
                                        restoration       swaps      turing     total            swaps
                                               GBPm        GBPm        GBPm      GBPm             GBPm

As at 1 April 2003                                3          56           3        62                9
Revaluation to market value                       -         (5)           -       (5)                -
Utilised in the year                              -        (13)         (3)      (16)              (3)
Reclassified as other creditors                   -         (5)           -       (5)              (1)

As at 31 March 2004                               3          33           -        36                5

The interest rate swaps provision of GBP33m is in respect of swap contracts which were put in place to hedge interest rate risk. The Directors have reviewed the necessity for these swaps in the context of the Proposed Restructuring and have concluded that the swaps are no longer effective as hedges. A provision of GBP56m was created at 31 March 2003 and was reduced to GBP33m at 31 March 2004 through utilisations of GBP13m, amounts reclassified as other creditors of GBP5m and revaluation to market value of GBP5m. The Company share of the provision was GBP9m at 31 March 2003, which was reduced to GBP5m at 31 March 2004 through utilisation of GBP3m and an accruals movement of GBP1m.

23. Deferred taxation

                                           2004     2003
                                           GBPm     GBPm

Accelerated capital allowances               30     (56)
Other long-term timing differences         (85)     (64)
Short-term timing differences                28       20
Corporation tax losses                    (348)    (262)

Undiscounted asset for deferred tax       (375)    (362)
Discount                                     84      212
De-recognition of asset                     291      150

Discounted provision for deferred tax         -        -

The  Company  does not have a deferred  tax  liability  at 31 March 2004  (2003:
GBPnil).


24. Post retirement benefit obligations
UK Pension Schemes
British Energy operates two separate pension arrangements in the UK within the Electricity Supply Pension Scheme (ESPS), the British Energy Generation Group
(BEGG) for the  majority of  employees  and the British  Energy  Combined  Group
(BECG) for the employees at Eggborough Power Station. The ESPS is a defined benefit scheme, which is externally funded and subject to triennial actuarial valuation. Each pension group that participates in the ESPS is financially independent from the other groups.

The most recent triennial valuations of the BEGG and BECG schemes were carried out at 31 March 2001 by the independent ESPS actuary. The valuations for accounting purposes have been carried out by a separate independent actuary using the projected unit method. The principal assumptions adopted for both these accounts valuations were that, over the long-term, the investment rate of return would be 6% per annum for benefits already accrued, and 6.5% for the return achieved on future contributions. The rate of salary increase would be 4% per annum and the rate of pension increase would be 2.5% per annum. Assets were taken at market value. At the date of the valuation, the combined market value of assets of both schemes was GBP1,944m. This represents 119% of the benefits that had accrued to members after allowing for expected future increases in earnings.

Formal triennial valuations of the BEGG and the BECG pension schemes at 31 March 2004 are currently being undertaken, but the results of these valuations will not be finalised until later in 2004. However, initial indications are suggesting a range of deficit between GBP330m to GBP440m.

British Energy contributed 17.1% to the BEGG pension scheme and 15.3% to the BECG pension scheme for the period from 1 April 2003 to 31 March 2004.
Contributing members contribute 5% and 6% to the respective plans. Any deficiency disclosed in the BEGG or BECG pension schemes following an actuarial valuation has to be made good by British Energy.

The Group's UK pension costs for the year to 31 March 2004 were nil net of surplus amortisation (2003: GBP6m). At that date there was a SSAP24 prepayment of GBP101m (2003: GBP72m) in the UK.

Bruce Power Pension Plan
Following the disposal of British Energy's interest in Bruce Power in 2003 the Group no longer operates the Bruce Power Pension Plan. As a result FRS17 disclosures are only made with regard to this scheme in relation to prior year comparatives as applicable.

Bruce Power provided pensions, group life insurance and health care benefits for retirees in Canada. Pensions were provided through the Bruce Power Pension Plan, which was a defined benefit scheme and was externally funded and subject to triennial actuarial valuations. Members of the plan contributed on average 5% of their salaries to the scheme. Bruce Power contributed the balance of the cost of providing the pension.

Bruce Power also operated a supplemental retirement pension plan that provided additional pensions to some retirees. This plan was not funded. Retiree group life insurance and health care benefits were also not pre-funded.

The Group's Bruce Power related pension costs for the period of ownership from 1 April 2002 to 14 February 2003 were GBP12m.

FRS17 Disclosures
The Group has not implemented FRS17 'Retirement benefits' in the accounts for the year ended 31 March 2004. The disclosures required under the transitional arrangements for UK and Canadian plans within FRS17 as advised by the Company's actuaries are, however, set out below:

(i) UK Pension Schemes
a) Major assumptions for FRS17 disclosures at 31 March:


                                            2004    2003    2002
                                            % pa    % pa    % pa
Price inflation                             2.75    2.25    2.75
Rate of general increase in salaries        4.25    3.75    4.25
Rate of increase of pensions in payment     2.75    2.25    2.75
Discount rate                               5.50    5.50    6.00

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

24. Post retirement benefit obligations continued
b) The assets and liabilities of the scheme on an FRS17 basis and the expected rates of return at 31 March are:


                                                             Value at               Value at               Value at
                                                  Rate of    31 March    Rate of    31 March    Rate of    31 March
                                                   return        2004     return        2003     return        2002
                                                        %        GBPm          %        GBPm          %        GBPm

Equities                                             8.25       1,223        8.5         878        8.0       1,248
Bonds                                                4.75         345        4.5         438        5.3         412
Property                                              6.4         202        6.5         183        6.7         175
Others                                               3.75          25       3.75          26       4.75           7

Total market value of plan assets                               1,795                  1,525                  1,842
Present value of plan liabilities                             (2,147)                (1,877)                (1,799)

Pension (liability)/asset before deferred tax                   (352)                  (352)                     43
Related deferred tax liability                                      -                      -                   (13)

Net pension (liability)/asset                                   (352)                  (352)                     30

No deferred tax asset is recognisable on the pension deficit in 2004 and 2003, based on application of the deferred tax accounting policy set out in note 2
(xv).

c) Analysis of the amount that would be charged to operating profit on an FRS17 basis:


                                                           2004           2003
                                                    (Gain)/loss    (Gain)/loss
                                                           GBPm           GBPm

Operating profit
Current service cost                                         35             32
Past service cost                                             1             13

Total charge to operating profits                            36             45

Finance income
Expected return on assets in the pension scheme           (106)          (132)
Interest on pension scheme liabilities                      102            107

Net credit to finance income                                (4)           (25)

Total profit and loss account charge before tax              32             20

d) Movement in plan (deficit)/surplus during the year on an FRS17 basis:


                                                           2004           2003
                                                           GBPm           GBPm

(Deficit)/surplus in plan at beginning of the year        (352)             43
Contributions paid                                           34             31
Current service cost                                       (35)           (32)
Past service cost                                           (1)           (12)
Other finance income                                          4             25
Actuarial loss (note 24 (e))                                (2)          (407)

Deficit in the plan at the end of the year                (352)          (352)

24. Post retirement benefit obligations continued

e) History of experience gains and losses which would have been recognised on an FRS17 basis:


                                                                             2004                      2003
                                                                   (Gain)/loss       As %    (Gain)/loss       As %
                                                                          GBPm    of plan           GBPm    of plan

Consolidated statement of total recognised gains and losses
Actual return less expected return on post employment plan               (201)       (11)            410         27
assets
Experience losses arising on plan liabilities                               34          2              3          -
Changes in assumptions (financial and demographic)                         169          8              -          -

Actuarial loss recognisable in consolidated statement of total
recognised gains and losses before tax                                       2                       407

As % of plan liabilities at end of year                                      -                        22

(ii) Bruce Power Pension Plan
Due to the Group's disposal of its interest in Bruce Power during 2003 the following disclosure has only been provided where applicable.

a) Major assumptions for FRS17 disclosures at 31 March:


                                            2003    2002
                                            % pa    % pa

Price inflation                             2.75    2.75
Rate of general increase in salaries        3.75    3.75
Rate of increase of pensions in payment     2.75    2.75
Discount rate                                7.0     7.0

b) The assets and liabilities of the scheme on an FRS17 basis and the expected rates of return at 31 March are:


                                                                   Value at
                                                        Rate of    31 March
                                                         Return        2002
                                                              %        GBPm

Equities                                                    8.5         255
Bonds                                                       6.0         151
Others                                                      5.0          16

Total market value of plan assets                                       422
Present value of plan liabilities                                     (396)

Net pension asset                                                        26
Other non-pension post retirement benefits                             (64)
Related deferred tax asset                                               11

Net deficit for post retirement benefits net of tax                    (27)


--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

24. Post retirement benefit obligations continued
c) Analysis of the amount that would be charged to operating profit on an FRS17 basis:


                                                                    2003
                                                             (Gain)/loss
                                                                    GBPm

Operating profit
Total charge to operating profits - current service cost              15
Gain on settlements - disposal of Bruce Power                      (103)

Finance income
Expected return on assets in the pension scheme                     (26)
Interest on pension scheme liabilities                                26
Net credit to finance income                                           -

Total profit and loss account credit before tax                     (88)


Due to the Group's disposal of its interest in Bruce Power during 2003 there was no balance sheet impact of the Bruce Power Pension Plan for the 31 March 2003 and 2004 year ends.

d) Movement in plan deficit during the year on an FRS17 basis:


                                         2003
                                         GBPm

Deficit in plan at 1 April 2002          (38)
Current service cost                     (15)
Gain on settlement                        103
Foreign exchange                            2
Actuarial loss                           (52)
Deficit in the plan at 31 March 2003        -

e) History of experience gains and losses which would have been recognised on an FRS17 basis:



                                                                                                                2003
                                                                                                         (Gain)/loss
                                                                                                                GBPm

Actual return less expected return on post employment plan assets                                                50
Experience gains and losses arising on plan liabilities                                                           -
Changes in assumptions (financial and demographic)                                                                2
Foreign exchange adjustments                                                                                    (4)

Actuarial loss recognisable in consolidated statement of total recognised gains and losses before                48
tax

(iii) Group reconciliation of net liabilities and reserves under FRS17


                                                                       2004                       2003
                                                                       GBPm                       GBPm
                                                           2004      Profit           2003      Profit
                                                           GBPm    and loss           GBPm    and loss
                                                            Net     account            Net     account
                                                    liabilities     reserve    liabilities     reserve

As reported                                             (3,164)     (3,960)        (3,383)     (4,179)
SSAP 24 prepayment                                        (101)       (101)           (72)        (72)

Net liabilities excluding defined benefit asset         (3,265)     (4,061)        (3,455)     (4,251)
FRS17 pension asset                                       1,795       1,795          1,525       1,525
FRS17 defined benefit liability                         (2,147)     (2,147)        (1,877)     (1,877)

Including FRS17 pension liability                       (3,617)     (4,413)        (3,807)     (4,603)

No deferred tax asset is recognisable on the pension deficit or pension prepayment in 2004 and 2003, based on application of the deferred tax accounting policy set out in note 2 (xv).


25. Called up share capital


                                                           2004    2003
                                                           GBPm    GBPm
Authorised

991,679,020 ordinary shares of 44 28/43 p each              443     443
720,339,029 'A' shares of 60p each                          432     432
One special rights redeemable preference share of GBP1        -       -

                                                            875     875

Allotted, called up and fully paid
620,362,444 ordinary shares of 44 28/43p each               277     277

                                                            277     277

Non equity shareholders' funds
80,908,247 'A' shares of 60p each                            48      48
74,752,351 deferred 'A' shares of 60p each                   45      45
One special rights redeemable preference share of GBP1        -       -

                                                             93      93

                                                            370     370

Special rights redeemable preference share of GBP1
The special rights redeemable preference share is redeemable at par at any time after 30 September 2006 at the option of the Secretary of State, after consulting the Company. This share, which may only be held by a Minister of the Crown or other person acting on behalf of HM Government, does not carry any rights to vote at general meetings, but entitles the holder to attend and speak at such meetings. The special share confers no rights to participate in the capital or profits of the Company beyond its nominal value. Certain matters, in particular, the alteration of specific sections of the Articles of Association of the Company (including the Article relating to limitations that prevent a person having the right to have an interest in 15% or more of the voting share capital), require the prior written consent of the holder of the special share.

'A' shares and deferred shares
The 'A' shares are traded on the London Stock Exchange and at 31 March 2004 had a market value of 6p (2003: 3p). The deferred shares have a GBPnil fair value at 31 March 2004 (2003: GBPnil).

The 'A' shares and deferred shares do not carry any rights to receive notice of, attend, speak or vote at any general meeting, unless in the case of 'A' shares the meeting is due to consider a resolution for the winding up of the Company, or the non-cumulative preferential dividend to which the 'A' shares are entitled remains unpaid six months or more after it fell due. On a winding up of the Company, the 'A' shares have preferential rights over the ordinary shares in respect of the distribution of capital. The deferred shares do not confer any rights to participate in the capital or profits of the Company, including on a winding up of the Company.

The impact on the Company's share capital as a result of the Proposed Restructuring is discussed more fully in note 1.

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

25. Called up share capital continued
Share option schemes
Details  of Share  Options  Schemes  are set out on page 41 of the  Remuneration
Commitee Report. Options outstanding at 31 March 2004, together with their exercise prices and earliest dates of exercise, are as follows:


                                     Exercise                   No. of       No. of
                                        price                 Ordinary     Ordinary
                                    per share    Exercise       Shares       Shares
                                          GBP        Date         2004         2003

British Energy ShareSave Scheme          4.44        2003        4,353      174,600
                                         4.39        2004       99,444      113,268
                                         1.36        2003       32,449    4,895,405
                                         1.36        2005    3,069,904    3,624,113
                                         2.61        2004      435,619      484,116
                                         2.61        2006      410,851      485,011
                                         2.29        2005            -      499,455
                                         2.29        2007            -      453,946
                                         1.36        2005    1,832,153    3,726,626
                                         1.36        2007    2,633,723    4,616,840

Employee Share Scheme                    2.60        2000    6,282,958    6,423,428
                                         4.08        2000      502,572      516,572
                                         5.08        2001    3,829,474    3,915,603
                                         5.29        2002    3,922,000    4,022,000

Senior Management Share Scheme           2.60        2000    1,023,941    1,099,802
                                         3.95        2000       22,264       22,264
                                         5.08        2001      402,252      444,425
                                         6.67        2002       19,865       19,865
                                         5.29        2002      537,985      599,337
                                         3.57        2002       33,952       33,952
                                         2.41        2003    1,454,203    1,636,752
                                         3.18        2004      125,786      125,786

26. Profit and loss account


                                                      Group                Company
                                                2004       2003       2004       2003
                                                GBPm       GBPm       GBPm       GBPm

As at 1 April 2003 and at 1 April 2002       (4,179)      (213)    (4,563)      1,495
Profit/(loss) for the year                       234    (3,941)      (616)    (6,058)
Foreign currency translation adjustments        (15)       (25)          -          -

As at 31 March 2004 and at 31 March 2003     (3,960)    (4,179)    (5,179)    (4,563)

The Company did not have distributable reserves at 31 March 2004 (2003: GBPnil).


27. Reconciliation of movement in equity shareholders' funds



                                                                        Group
                                                                  2004       2003
                                                                  GBPm       GBPm

As at 1 April 2003 and at 1 April 2002                         (3,476)        490
Profit/(loss) for the financial year                               234    (3,941)
Translation differences on foreign currency net investment        (15)       (25)

As at 31 March 2004 and at 31 March 2003                       (3,257)    (3,476)

28. Reconciliation of operating profit to operating net cash flows



                                                                      Group                        Group
                                                                       2004                         2003
                                                                      Total   Continuing    Discontinued      Total
                                                                       GBPm   Activities      activities       GBPm
                                                                                    GBPm            GBPm

Operating profit/(loss)                                                 340      (3,899)              97    (3,802)
Depreciation (credit)/charges (includes fixed asset                   (245)        4,012              13      4,025
write-(up)/down) and lease amortisation)
Nuclear liabilities charged to operating costs                          130          105               -        105
Nuclear liabilities discharged                                         (59)        (115)               -      (115)
Other provisions discharged                                             (3)         (45)               -       (45)
Regular contributions to decommissioning fund                          (19)         (18)               -       (18)
Operating exceptional decommissioning fund movement                    (13)           13               -         13
Decrease/(increase) in stocks                                            10           72            (12)         60
Decrease/(increase) in debtors                                            4           12            (30)       (18)
Increase in creditors                                                    11          107              24        131

Net cash inflow from operating activities                               156          244              92        336
Payments to acquire tangible fixed assets                                 -        (112)           (170)      (282)

Net cash inflow from operating activities net of capital                156          132            (78)         54
expenditure

29. Reconciliation of net cash flow to movement in net debt


                                      2004
                                      GBPm

Increase in cash in the year           175
Increase in liquid resources            65

Decrease in net debt in the year       240
Net debt at 1 April 2003             (550)

Net debt at 31 March 2004            (310)

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

30. Analysis of net debt



                                              Term         Debt         Debt
                                         deposits/       due in    due after
                                 Cash         bank    less than    more than      Net
                              at bank     balances     one year     one year     debt
                                 GBPm         GBPm         GBPm         GBPm     GBPm

Net debt at 1 April 2003           87          246        (152)        (731)    (550)
Cash flows                        175           65         (45)           45      240

Net debt at 31 March 2004         262          311        (197)        (686)    (310)

31. Contingent assets
On 16 May 2003 the Company announced that it had exchanged the last of the suite of contracts covering front end and back end fuel services required to give effect to the non-binding heads of terms entered into with BNFL on 28 November 2002. The front end contracts became effective on 1 April 2003 but may be terminated if the Proposed Restructuring is not completed. The back end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the revised back end contracts had become effective on 1 April 2003. The financial statements for the period to 31 March 2004 have been drawn up on the basis of the historic BNFL contracts in respect of back end fuel contracts, pending satisfaction of the restructuring conditions set out in the revised contracts, thereby creating a contingent asset of GBP306m (2003: GBP113m) which will be recognised upon completion of the Proposed Restructuring as one of a number of expected adjustments at that time. An analysis of amounts included in current liabilities due to BNFL but not expected to be paid by the Group provided the Proposed Restructuring is completed is shown as follows:


                                                                                                       GBPm    GBPm

Opening balance at 1 April 2003                                                                                 113
Amounts payable to BNFL under the historic back end contracts for the period                            249
Less: amounts paid/payable for the period under the revised BNFL back end contracts, analysed as follows:
  Amounts settled                                                                                      (59)
  Amounts included in accruals at year end                                                             (11)

Cash flow benefit arising within the year                                                                       179
Finance charges accrued on amounts stoodstill                                                                    14

Closing balance at 31 March 2004                                                                                306

                                                                                                               GBPm

Amounts payable under historic BNFL back end contracts
  Opening balance at 1 April 2003                                                                               113
  Amounts falling due in year                                                                                   249
  Amounts settled                                                                                              (59)
  Standstill interest accrued                                                                                    14

  Closing asset balance at 31 March 2004                                                                        317

Less: amounts payable under revised BNFL back end contracts
  Opening balance at 1 April 2003                                                                                 -
  Amounts falling due in year                                                                                    70
  Amounts settled                                                                                              (59)

  Closing liability balance at 31 March 2004                                                                     11

  Contingent asset at 31 March 2004                                                                             306

On 14 February 2003 the Company announced that it had completed the disposal of its 82.4% interest in Bruce Power in Canada to a consortium of three parties. In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to British Energy contingent upon the restart of two of the Bruce A units under a trust agreement (the Trust Agreement) entered into on the same date. Had the first unit restarted by 15 June 2003, C$50m would have been released to British Energy and an additional C$50m would have been released to British Energy had the second unit restarted by 1 August 2003. An amount of C$5m is deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The Group received C$20m on 22 March 2004 and C$10m on 25 May 2004 in partial consideration under the Trust Agreement. British Energy is seeking the payment of additional consideration under the Trust Agreement on the basis that Bruce A Unit 4 restarted in October 2003 and Unit 3 restarted in January 2004 but has not recognised any additional amounts on its balance sheet at 31 March 2004 because of uncertainties regarding their realisation. The Company is in discussion with the Ontario Provincial Government which has indicated that it considers that the units may have restarted, for the purposes of the Trust Agreement, at later dates. The amounts recoverable in respect of the restarts will be substantially lower than the maximum C$100m but the amounts and timing of the payments have still to be confirmed.

32. Contingent liabilities
These accounts are drawn up on a going concern basis, the basis of which is explained more fully in note 1 to these accounts. This note describes the contingent liabilities that are applicable to the Group and the Company.

The Group has been provided with the Credit Facility by the Secretary of State. As at 31 March 2004, the Group had no drawings under the Government Facility. Also at 31 March 2004, the Group had cash and liquid investments of GBP573m of which GBP297m had been deposited as collateral to support trading and other operations.

The following security has been granted for obligations under the Government Facility made available by the Secretary of State:
* an all monies debenture creating fixed security (by way of assignment and/or fixed charge) over certain intra-group receivables and special accounts and a floating charge between the Secretary of State and certain Group companies;
*    fixed charges in relation to the UK nuclear power stations; and
* pledge and mortgage of shares in certain Group subsidiaries in favour of the Secretary of State.

Amounts owing by EPL to the Eggborough Banks are not guaranteed by the Company. However, the Company guarantees the payment of amounts by BEPET to EPL, calculated to cover EPL's borrowing and operating costs. In addition the Company also provides a subordinated loan facility to EPL.

On 1 October 2003, the Company announced that it had entered into the Creditor Restructuring Agreement with certain significant creditors (including the
Eggborough  Banks)  and  BNFL  relating  to  the  standstill,   recognition  and
compromise  of their  claims.  However,  while the  Directors  believe  that the amounts of the agreed claims agreed for the purposes of the Proposed Restructuring currently reflect the amounts legally claimable, in the event of the Proposed Restructuring not being completed different amounts may be calculated as being claimable.

On 25 September 2002 the Nuclear  Generation  Decommissioning  Fund Limited (the
NDF) served a default notice relating to the solvency of the Company, BEG and BEGUK. Unless the default is cured to the satisfaction of the NDF, or waived, the NDF has the right to require accelerated payment of all of the contributions due to the NDF prior to the next quinquennial review in Autumn 2005. Annual payments are in the region of GBP18m. The NDF has agreed not to take enforcement action without further notice while the Group progresses satisfactorily towards achieving the Proposed Restructuring. If the conditions to the Proposed Restructuring are satisfied, the NDF and others will enter into a Deed of Termination whereby the NDF agrees that it shall take no action to enforce its rights pursuant to the default notice.

On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce Power Station.

The claim relating to the condition of the plant is based upon alleged erosion of some of the steam generator support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further.

The principal tax claim relates to the treatment of expenditure at the Bruce Power Station during the period of the Company's ownership which is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group which has not been recognised in the financial statements of the period. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the claim and expects to defend it if it is pursued further. On the basis of advice received, the Company is confident that the amount of the claim should not, in any event, materially exceed the amount of the rebate, and that the claim should have no material cash flow impact on the Group.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

The Group has given certain indemnities and guarantees in respect of the disposal of its investment in AmerGen. As a result of an accounting adjustment made by Exelon to the value of nuclear fuel contained in AmerGen's balance sheet dated 21 December 2003 British Energy may be required to make a payment to Exelon of up to US$14m. British Energy served a Dispute Notice on Exelon on 4 June 2004 to preserve its rights. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute.

--------------------------------------------------------------------------------
Notes to the financial statements
--------------------------------------------------------------------------------
for the year ended 31 March 2004

32. Contingent liabilities continued
The Group is involved in a number of other claims and disputes arising in the normal course of business which are not expected to have a material effect on the Group's financial position.

The Company has given certain indemnities and guarantees in respect of its subsidiary undertakings. No losses are anticipated to arise under these indemnities and guarantees, provided relevant subsidiary undertakings continue as going concerns.

33. Financial commitments
(i) Capital commitments



                                                    2004    2003
                                                    GBPm    GBPm

Capital expenditure contracted but not provided       17      40

(ii) Analysis of annual commitments under operating leases



                                                   2004    2003
                                                   GBPm    GBPm
Other operating leases expiring in:
two to five years                                     3       -

(iii) Other contractual commitments
Under contractual arrangements, the Group has the following fuel commitments at 31 March 2004:



                                        2005    2006    2007    2008    2009    Thereafter    Total
                                        GBPm    GBPm    GBPm    GBPm    GBPm          GBPm     GBPm

Commitments to purchase in the year      200     183      93      67      63           859    1,465

At 31 March 2004 the  estimated  minimum  commitment  for the supply of coal was
2.4m  tonnes,   which,  at  contract  prices  on  31  March  2004,   equates  to
approximately GBP82m (2003: GBP68m).

In addition to the liabilities and provisions recognised and described in the notes to the financial statements the Group has provided certain guarantees and commitments in respect of the extent of capital expenditure by Eggborough Power Limited. The Group also enters into commitments to purchase and sell electricity in the normal course of business.

34. Post balance sheet events
The Company was in receipt of a further C$10m on 25 May 2004 in partial consideration of the restart of the Bruce A units, see note 31.


Five year financial summary


                                                                                           2001
                                                       2004       2003       2002    (restated)     2000
                                                       GBPm       GBPm       GBPm          GBPm     GBPm

Results (excluding exceptional items)
Turnover                                               1,516      1,862     2,049         2,124    2,058
Operating profit                                          57        104       231           226      428
(Loss)/profit before tax                               (171)      (130)        42            10      241
(Loss)/earnings                                        (169)      (132)      (39)          (23)      161
Operating cash flow (net of capital expenditure)         156         54       155           144      313

Results (including exceptional items)
Turnover                                               1,516      1,903     2,049         2,124    2,058
Operating profit/(loss)                                  340    (3,802)     (281)           280      412
Profit/(loss) before tax                                 232    (4,292)     (493)            57      225
Earnings                                                 234    (3,941)     (527)            29      150
Ordinary dividends                                         -          -      (48)          (48)     (48)

Balance Sheet
Net (liabilities)/assets                             (3,164)    (3,383)       627         1,168    1,313
Net current assets                                       290        229       891           854       73
Nuclear liabilities (discounted)                       4,223      3,937     3,719         3,728    3,770
Capital expenditure                                        -      (282)     (225)         (133)    (137)
Net debt                                               (310)      (550)     (859)         (730)    (936)

Ratios
Dividends per ordinary share (p/share)                     -          -       8.0           8.0      8.0
Earnings/(deficit) per share (p/share)                  38.9    (654.7)    (88.5)           1.2     23.2
Dividend cover                                             -          -         -             -      3.3

The figures for 2000 have not been restated for the introduction of FRS19 on deferred tax.

--------------------------------------------------------------------------------
Shareholder Information
Band Analysis of Ordinary Shares as at 31 March 2004
Ordinary Shares


                    Number of              Balance as at
Range                Holdings         %        31-Mar-04         %

1-999                 214,793     92.51       82,958,220     13.37
1,000-9,999            14,435      6.22       39,134,409      6.31
10,000-49,999           2,363      1.02       42,604,853      6.87
50,000-99,999             220      0.09       13,901,023      2.24
100,000-999,999           299      0.13       78,752,968     12.69
1,000,000+                 60      0.03      363,010,971     58.52

                      232,170    100.00      620,362,444    100.00






Directors
Adrian Montague* (Chairman)
Mike Alexander (Chief Executive)
William Coley*
Pascal Colombani*
John Delucca*
Martin Gatto
David Gilchrist
Ian Harley*
Clare Spottiswoode*
Sir Robert Walmsley*

* Non-Executive Directors

Company Secretary
Robert Armour

Registered Office
3 Redwood Crescent
Peel Park
East Kilbride
G74 5PR

Financial Advisor
Citigroup
Citigroup Centre
Canada Square
London
E14 5LB

Brokers
HSBC Bank PLC
8 Canada Square
London
E14 5HQ

Auditors
PricewaterhouseCoopers LLP
Erskine House
68-73 Queen Street
Edinburgh
EH2 4NH

Solicitors
Clifford Chance LLP
10 Upper Bank Street
London
E14 5JJ

MacRoberts
152 Bath Street
Glasgow
G2 4TB

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
Tel: 0870 600 3994

ADR Administration
JPMorgan Service Centre
PO Box 43013
Providence, RI 02940-3013
USA
Tel: (001) 781 575 4328
www.adr.com/shareholder

Website
www.british-energy.com

Shareholder Enquiries
Lloyds TSB Registrars are the Company's Registrars. Their address appears above. Alternatively, shareholders can access their website at www.lloydstsb-registrars.co.uk and can check their registered holding at www.shareview.co.uk.

In the event of any such enquiries, such as the loss of a share certificate, or to notify a change of address, shareholders should write to the Company's Registrars at the above address.

Share Dealing Service
HSBC provides an execution-only, postal share-dealing service, which enables investors to buy or sell shares in British Energy. Commission is 1% with a minimum charge of GBP10. Further details and forms may be obtained from HSBC on
Tel: 01926 834064.

Share Price Information
British Energy's share price is broadcast on BBC1 Ceefax, page 222, and on Channel 4 Teletext, page 521. It also appears in the financial columns of the national press and on the Company's website.

CREST
In conjunction with its Registrars, British Energy has established arrangements to offer a special CREST service for British Energy shareholders, which will allow them to hold shares through CREST while still receiving Company information. Further details about this nominee service can be obtained from the Registrars.

ADR
JPMorgan Chase Bank is Depository for British Energy's American Depositary Receipts. Further information can be obtained by contacting them directly, or by visiting their website at www.adr.com.



--------------------------------------------------------------------------------
Glossary


AGR (advanced gas-cooled reactor)
The second generation of gas-cooled nuclear reactor built in the UK.

AmerGen
AmerGen Energy Company LLC. Our former 50/50 joint venture with Exelon.

BEPET
British Energy Power & Energy Trading Limited.

BETTA
British Electricity Transmission and Trading Arrangements.

Baseload generation
Mode of operation of a power station at a constant high level of output for a sustained period of time to assist in meeting minimum national demand.

BNFL
British Nuclear Fuels plc.

Bruce
The Bruce A and B nuclear power stations in Ontario, Canada.

Cash Reserve
Under the terms of the proposed retructuring, British Energy is required to establish and maintain a cash reserve to provide collateral for trading and operations, cover lost revenue and costs resulting from plant outages and to meet our working capital requirements. The initial target amount for the cash reserve is GBP490m plus the amount by which cash employed as collateral exceeds GBP200m.

Decommissioning
The process whereby a nuclear power station is shut down at the end of its economic life, eventually dismantled, and the site made available for other purposes.

Decommissioning Fund
An independently administered fund into which the Group makes contributions to cover all costs of decommissioning nuclear power stations, except defuelling costs.

DSB
Direct Sales Business.

DTI
The United Kingdom Department of Trade and Industry.

Energy Supply Costs
These mainly comprise the costs incurred for the use of the distribution and transmission systems, recovered through turnover, and for the first time this year, includes Renewables Obligation Certificates (ROCs).

EPL
Eggborough Power Limited.

Exelon
Exelon Generation Company LLC. An American utility and our former 50/50 joint venture partner in AmerGen.

FGD (Flue Gas Desulphurisation)
Equipment fitted to coal-fired power stations to reduce sulphur dioxide emissions.

Government Facility
The revolving credit facility made available by UK Government to British Energy in September 2002.

GW (gigawatt): GWh (gigawatt-hour)
One gigawatt equals 1,000 MW: one gigawatt-hour represents one hour of electricity consumed at a constant rate of 1 GW.

INES
International Nuclear Event Scale. The standard scale measuring the significance of nuclear safety events.

ISRS
International Safety Rating System. A recognised rating system for industrial safety standards.

kW (kilowatt): kWh (kilowatt-hour)
A kilowatt is a unit of power, representing the rate at which energy is used or produced: one kilowatt-hour is a unit of energy and represents one hour of electricity consumption at a constant rate of 1 kW.

LLW, ILW, HLW (Low, Intermediate, High Level Waste)
Radioactive waste is classified as low, intermediate or high level waste according to its heat generating capacity and radioactivity. LLW comprises slightly radioactive materials, such as discarded protective clothing and used wrapped materials. ILW comprises more radioactive materials, including sludges and resins from the cleaning of fuel storage pond water, fuel cladding and other materials arising from the reprocessing of spent fuel, and some radioactive components arising from the decommissioning of plant. HLW comprises nuclear waste products separated out from uranium and plutonium during the reprocessing of spent nuclear fuel.

Load factor
The electricity produced by a power station expressed as a percentage of the electricity it could have produced if operating at its full load capability over a fixed time period, usually one year.

Market Price
The price for annual forward baseload contracts.

Materiel Condition
A term used by nuclear operators, particularly in the United States, in relation to nuclear power stations, and used to describe the physical condition of plant and equipment and the condition of operating procedures, engineering drawings, specifications and manuals (taking safety, maintenance and plant reliability into consideration).

MW (megawatt): MWh (megawatt-hour)
One megawatt equals 1,000 kW: one megawatt-hour represents one hour of electricity consumption at a constant rate of 1 MW.

NDF
Nuclear Decommissioning Fund.

NEA
Nuclear Energy Agreement, an electricity sales contract between British Energy, Scottish Power and Scottish and Southern Energy.

NETA
The New Electricity Trading Arrangements for England and Wales which were introduced on 27 March 2001.

NII
Nuclear Installations Inspectorate.

NLF
Nuclear Liabilities Fund.

OFGEM
The Office of Gas and Electricity Markets.

On-load refuelling
Refuelling operations conducted while the reactor is operating and pressurised.

Outage (planned and unplanned)
A period during which a reactor is shut down. The periodic shutdown of a reactor including for maintenance, inspection and testing or, in some cases, for refuelling is known as a planned outage. In the UK, some planned outages are known as statutory outages and are required by the conditions attached to the nuclear site licence needed to operate the station. Unscheduled shutdown of a reactor for a period is known as an unplanned outage.

PSEG
Public Service Enterprise Group. An American energy services company.

PWR (pressurised water reactor)
The most recent type of nuclear reactor to be constructed in the UK which uses pressurised water as both the coolant and the moderator.

Realised Price
Previously described as 'achieved price'. This is the average price of electricity sold during the relevant period. It is calculated by dividing UK turnover, net of energy supply costs and miscellaneous income, by total output during the period.

Renewables Obligation Certificates (ROCs)
Eligible renewal generators receive Renewables Obligation Certificates (ROCs) for each MWh of electricity generated. These certificates can then be sold to suppliers, in order to fulfil their Renewables Obligation.

Revalorisation
Revalorisation arises because nuclear liabilities are stated in the balance sheet at current price levels, discounted at 3% per annum from the eventual payment dates. The revalorisation charge is the adjustment that results from restating these liabilities to take into account the effect of inflation in the year and to remove the effect of one year's discount as the eventual dates of payment become one year closer. A similar revalorisation credit arises from restatement of the decommissioning fund assets.

RPI
Retail Price Index.

TW (terawatt): TWh (terawatt-hour)
One terawatt equals 1,000 GW: one terawatt-hour represents one hour of electricity consumption at a constant rate of 1 TW.

Unit Operating Cost
Calculated by dividing the total UK operating costs, net of exceptional items and energy supply costs, by total output. This excludes revalorisation charges.

UKLA
United Kingdom Listing Authority.

WANO
The World Association of Nuclear Operators. A nuclear industry organisation which encourages peer review and collects and shares operating data worldwide which is then used to benchmark performance.








British Energy plc
3 Redwood Crescent, Peel Park, East Kilbride G74 5PR www.british-energy.com






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: July 6, 2004                         BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations